As filed with the Securities and Exchange Commission on September 25, 2003

Registration Statement No. 333-107583

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 3

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

METROLOGIC INSTRUMENTS, INC.

(Exact name of registrant as specified in its charter)

New Jersey	22-1866172
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Metrologic Instruments, Inc.

90 Coles Road

Blackwood, New Jersey 08012

(856) 228-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

C. Harry Knowles

Chief Executive Officer

Metrologic Instruments, Inc.

90 Coles Road

Blackwood, New Jersey 08012

(856) 228-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Justin P. Klein, Esquire Ballard Spahr Andrews & Ingersoll, LLP 1735 Market Street, 51st Floor Philadelphia, Pennsylvania 19103 (215) 665-8500	Marlon F. Starr, Esquire Smith, Gambrell & Russell, LLP Promenade II, Suite 3100 1230 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 815-3500

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 25, 2003

1,500,000 Shares

Metrologic Instruments, Inc.

Common Stock

We are selling 1,500,000 shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol MTLG.

On September 24, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $41.14 per share.

You should consider the risks we have described in “ Risk Factors” beginning on page 5 of this prospectus before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may purchase up to an additional 225,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver shares to purchasers on or before                     , 2003.

RAYMOND JAMES	WILLIAM BLAIR & COMPANY

NEEDHAM & COMPANY, INC.

The date of this prospectus is        , 2003.

PROSPECTUS SUMMARY

This summary calls your attention to the most significant aspects of the offering covered by this document, but may not contain all of the information that is important to you. Unless otherwise indicated, we have assumed in presenting information about the outstanding shares of common stock, including per share information, that the underwriters’ over-allotment option will not be exercised. In addition, unless otherwise indicated, all references to a “year” or “years” in this prospectus mean our fiscal year or years ended December 31. Unless otherwise indicated, all share information and share prices contained in this prospectus reflect a three-for-two stock split effected July 3, 2003. You should read this prospectus carefully, including particularly the “Risk Factors” section and the documents that we have referred you to in the section titled “Where You Can Find More Information.”

Company Overview

We are experts in optical image capture and processing solutions. We utilize our expertise to design, manufacture and market sophisticated imaging and scanning solutions serving a variety of point-of-sale, commercial and industrial applications. Our solutions utilize a broad array of laser, holographic and vision-based technologies designed to provide superior functionality and a compelling value proposition for our customers.

Our products include laser bar code scanners, from which we derive most of our sales, industrial high speed vision and scanning systems and advanced optical systems and are sold into over 100 countries primarily to distributors, value added resellers, or VARs, original equipment manufacturers, or OEMs, and directly to end users in various industries. Our products are generally used as part of an integrated system and are connected to a host device, such as a computer system or electronic point-of-sale equipment. Our products can be classified into one of the following three categories:

•	Point-of-Sale Bar Code Scanners and OEM Scan Engines

•	Industrial High Speed Vision and Scanning Systems

•	Adaptive Optical Systems

In a report prepared by Venture Development Corporation, or VDC, dated July 2003, the worldwide market for bar code scanners in 2002 was estimated to be $1.3 billion. VDC estimates that this market will grow to $1.9 billion by 2007, representing approximately 8.0% compound annual growth over that period. This estimate includes manufacturer revenues of handheld, retail stationary, industrial stationary and industrial vision-based hardware products. We believe we have been able to increase our market share in our point-of-sale and industrial markets by offering products with superior performance and features at price points that are very competitive with the products offered by others and by providing superior customer service.

Since 2001, we have increased sales, cash flow from operations and net income primarily by applying our engineering expertise to develop innovative products that have expanded our market opportunities and by focusing on cost reduction to maintain a competitive advantage. For example, in 2003, we have introduced several new products that have approximately doubled the addressable point-of-sale markets into which we can sell our products. Our commitment to cost reduction has enabled us to focus on offering products with leading technology at competitive prices. Additionally, we have decreased our overall manufacturing costs at our manufacturing facilities as a percentage of sales from 60.3% in 2000 to 58.3% in the first six months of 2003. We expect these trends to continue.

We were founded 35 years ago by C. Harry Knowles, our Chairman and Chief Executive Officer. We are a vertically integrated manufacturer, producing most of our own optics, coatings and components in our manufacturing and design facilities in the United States and China. We have developed a broad portfolio of intellectual property that currently includes over 230 patents that we aggressively protect. We employ a direct sales force and have a broad network of distributors and VARs to serve customers through 12 offices worldwide. As of September 2, 2003, we had 961 employees. Our principal executive offices are located at 90 Coles Road, Blackwood, New Jersey 08012, our telephone number is (856) 228-8100 and our website is www.metrologic.com.

Our Competitive Strengths

Our competitive strengths include:

•	Compelling Value Proposition—low-cost, feature-rich products

•	Innovative Solutions Through Technological Leadership—innovation leading to new solutions

•	Adaptive Optical and Advanced Imaging Capabilities—used to penetrate existing and new markets

•	Intellectual Property Portfolio—over 230 issued patents and over 200 patents pending

•	Multiple Distribution Channels Worldwide—providing us a global distribution network

•	Vertically Integrated Low-Cost Manufacturing—increased quality at lower costs

Our Growth Strategy

Our goal is to increase sales and profits by increasing our market share in our existing markets, by entering new markets in which we can apply our engineering and manufacturing expertise, by reducing our costs and by making selective strategic acquisitions.

Increase Our Share of Existing Markets.    We have recently concentrated our direct sales efforts to further penetrate some of the largest retailers in the United States. We have also expanded our international network of distributors and VARs, and our relationships with OEMs. In addition, we continually invest in developing new and improved products to meet the changing needs of our existing customers. Since 2001, we have introduced several new laser scanners for point-of-sale applications and the iQ180, a new high speed, vision-based, image capture and dimensioning system for the parcel and postal handling, distribution and warehousing markets.

Enter New Markets.    A significant portion of our product development activity is focused on the introduction of point-of-sale and industrial products to enter markets that we have not previously served. For example, during 2003, we introduced Stratos, a bi-optic, high speed supermarket scanner, a new handheld laser scanner featuring Bluetooth wireless communications capabilities and a new, competitively priced two-dimensional handheld bar code scanner. These new products have allowed us to significantly expand our addressable markets. In addition, we are currently adapting our advanced vision-based technology to satisfy emerging retail applications that require the capture of more than one-dimensional bar codes.

Reduce Costs While Maintaining Our Technological Capabilities.     We continually strive to reduce our manufacturing costs through product engineering and design efforts and development of cost efficient manufacturing equipment and processes. We intend to expand our design and manufacturing capabilities at our Suzhou, China facility to further take advantage of cost efficiencies.

Selectively Pursue Strategic Acquisitions.    In addition to our internal development and organic growth, we may selectively pursue strategic acquisitions that we believe will broaden or complement our current technology base and allow us to serve additional end users and the evolving needs of our existing customers.

THE OFFERING

Common stock offered by us	1,500,000 shares

Shares of our common stock to be outstanding after this offering	10,018,028 shares(1)

Use of proceeds

We intend to use the net proceeds received by us in this offering to reduce outstanding borrowings under our bank credit facility and subordinated debt, to purchase the building and land on which our New Jersey headquarters and manufacturing facility are located, to purchase equipment, for working capital for business expansion related to our new products and for general corporate purposes including potential acquisitions of related businesses.

Nasdaq National Market Symbol	MTLG

(1)	The number of shares of our common stock to be outstanding after the offering is based on the number of shares outstanding as of September 2, 2003. It does not include:
•	1,312,638 shares of common stock issuable upon exercise of outstanding stock options under our stock option plan as of September 2, 2003 at a weighted average exercise price of $5.59;
•	1,146,329 shares of common stock reserved and available for future issuance under our stock option plan and Employee Stock Purchase Plan as of September 2, 2003; and
•	97,500 shares of common stock reserved for issuance under an outstanding common stock purchase warrant at an exercise price of $6.94 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The summary financial data for the years ended December 31, 1998 through 2002 are derived from our audited consolidated financial statements, which are located elsewhere in this prospectus. The summary financial data for the six months ended June 30, 2002 and 2003 are derived from our unaudited condensed consolidated financial statements. In the opinion of management, these unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Historical and interim operating results are not necessarily indicative of results for any other interim period or for a full year.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000(1)	2001(1)(2)	2002(3)	2002	2003(4)
(In thousands, except per share data)						(unaudited)

Statement of Operations Data:
Sales	$65,641	$80,103	$91,884	$113,688	$117,116	$56,941	$64,368
Gross profit	25,943	33,393	36,490	30,161	42,731	20,033	26,817
Operating income (loss)	6,249	7,735	5,041	(8,956)	5,619	894	7,398
Income (loss) before income taxes	6,705	7,533	4,163	(12,552)	2,702	(408)	8,312
Net income (loss)	$4,493	$4,897	$2,737	$(7,777)	$1,675	$(253)	$5,989

Net income (loss) per common share
Basic	$0.56	$0.60	$0.34	$(0.95)	$0.20	$(0.03)	$0.73

Diluted	$0.54	$0.60	$0.33	$(0.95)	$0.20	$(0.03)	$0.67

Weighted average number of outstanding common shares and equivalents
Basic	8,088	8,119	8,158	8,187	8,200	8,197	8,249

Diluted	8,269	8,190	8,337	8,187	8,236	8,197	8,905

	June 30, 2003
	Actual	Adjusted(5)
(In thousands)	(unaudited)

Balance Sheet Data:
Cash and cash equivalents	$1,688	$45,041
Working capital	16,162	61,066
Total assets	75,411	123,514
Total debt	12,696	2,980
Total shareholders’ equity	38,193	96,012

(1)	On January 26, 2000, we acquired a 51.0% interest in Metrologic Eria Iberica (“MEI”) and our results of operations include the results of operations of MEI from that date forward. On July 18, 2000, we acquired a 51.0% interest in Metrologic Eria France (“MEF”) and our results of operations include the results of operations of MEF from that date forward. On January 8, 2001, we completed the acquisition of Adaptive Optics Associates, Inc. (“AOA”) and our results of operations include the results of operations of AOA from that date forward.
(2)	During the year ended December 31, 2001, cost of sales included special charges and other costs of $10.0 million that are not expected to recur in subsequent periods. See the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(3)	On January 1, 2002, we adopted FAS 142 and discontinued the amortization of goodwill. See footnote 6 of our financial statements for the year ended December 31, 2002, included elsewhere in this prospectus.
(4)	During the six months ended June 30, 2003, we recorded a gain of $2.2 million on the early extinguishment of debt and expenses of $463,000 incurred in connection with our efforts to refinance our bank debt. See the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(5)	Gives effect to our sale of 1,500,000 shares of common stock at an assumed public offering price of $41.14 per share, which was the last sale price of our common stock on September 24, 2003, and our application of the net proceeds from the sale as described under the section of this prospectus titled “Use of Proceeds.”

RISK FACTORS

You should carefully consider the risks described below together with all of the other information both included in this prospectus and in the other documents we refer you to in the sections titled “Documents Incorporated by Reference” and “Where You Can Find More Information” before making an investment decision. We believe the risks and uncertainties described below are the most significant risks we face. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Industry

If our customers do not continue to accept and demand bar code scanner technologies, the number of our customers and revenues would substantially decrease.

Because our core business focuses on bar code scanner technologies, our success depends on the continued acceptance of and demand for bar code systems. Demand for our products could decline if businesses and organizations adopt alternative technologies, such as radio frequency identification, or RFID, or otherwise reduce their use of bar code scanners. In making an investment decision, you should consider the possibility that the acceptance of and the demand for bar code scanner technologies may not continue or grow and that if the market fails to develop as we anticipate, our business, financial condition and results of operations could suffer.

Prolonged economic weakness in the information technology market may decrease our revenues and margins.

The market for our products and services depends on economic conditions affecting the broader information technology market. Prolonged weakness in this market has caused in the past, and may cause in the future, customers to reduce their overall information technology budgets or reduce or cancel orders for our products. In this environment, our customers may experience financial difficulty, cease operations and fail to budget or reduce budgets for the purchase of our products and services. This, in turn, may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in downward price pressures, causing us to realize lower revenues and operating margins. In addition, general economic uncertainty and the recent general decline in capital spending in the information technology sector make it difficult to predict changes in the purchasing requirements of our customers and the markets we serve. We believe that, in light of these events, some businesses have and may continue to curtail or suspend capital spending on information technology. These factors may cause our revenues and operating margins to decline.

Our products are subject to government regulations and noncompliance with those regulations could have a material adverse effect on our results of operations and financial condition.

Our products are subject to regulation by federal, state and local agencies in the United States and agencies in certain foreign countries where our products are manufactured or sold. There can be no assurance of continued compliance if these regulations were to change. Regulatory changes may require us to make modifications to certain of our products in order for us to continue to be able to manufacture and market our products. Noncompliance with respect to these regulations, or delays resulting from modifications in order to come into compliance, could have a material adverse effect on our results of operations and financial condition.

Risks Related to Our Business

Our research and development efforts may not be successful, which could negatively affect our business, results of operations and financial condition.

Our customers demand innovative solutions and we must therefore be very active in the research and development of new products and technologies. Our research and development efforts require us to spend significant funds and may not lead to the successful introduction of new or improved products. We may encounter delays or problems in connection with our research and development efforts. New products often take longer to develop, have fewer features than originally considered desirable and may have higher costs than initially estimated. There may be delays in starting volume production of new products and new products may not be commercially successful. Products under development are often announced before introduction and these announcements may cause customers to delay purchases of existing products until the new or improved versions of those products are available. Delays or deficiencies in development, manufacturing, delivery of or demand for new products or higher costs could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to compete successfully against our current or future competitors, we could lose many of our customers and our revenues would decrease.

We face significant competition in developing and selling our products. Some of our competitors have substantially greater marketing, financial, development and personnel resources than we do. Increased competition from manufacturers of products may result in price reductions, lower gross margins and loss of market share and could require increased spending by us on research and development, sales and marketing and customer support. If any technology that competes with ours becomes more reliable, better performing, less expensive or has other advantages over our technology, then the demand for our products could decrease, which could have a material adverse effect on our financial condition and results of operations.

If we cannot offset the decrease in the average selling prices of our products, our financial condition could be adversely affected.

The average selling price of our products usually decreases over the life of the product. To lessen the effect of price decreases, we attempt to reduce manufacturing costs of existing products and to introduce new products, functions and other price/performance-enhancing features. If cost reductions, product enhancements and new product introductions do not occur in a timely manner or are not accepted in the marketplace, our results of operations and financial condition could be negatively affected.

Our inability to adequately protect our intellectual property would have a material adverse effect on our results of operations and financial condition.

Our success and ability to compete is dependent, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, trade secret, copyright and trademark law and nondisclosure agreements to protect our intellectual property.

Patent protection and other methods on which we rely to protect our technology, trade secrets, proprietary information and rights may not be adequate to protect us. We have in the past and may in the future need to assert claims of infringement against third parties to protect our intellectual property. Litigation to defend and enforce our intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on our financial condition and results of operations regardless of the final outcome of such litigation. Despite our efforts to safeguard our intellectual property, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to deter misappropriation of our technology or prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other information that we regard as proprietary. In addition, others may independently develop similar technologies or duplicate our technology. We may also be subject to additional risks as we enter into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protection of our rights may be ineffective in such countries, and technology developed in such countries may not be protected in jurisdictions where protection is ordinarily available.

We may become subject to claims of infringement or misappropriation of the intellectual property or the proprietary rights of others, which could increase our costs and subject us to monetary damages.

Third parties have in the past and could in the future, assert infringement or misappropriation claims against us with respect to current or future products. Although we perform investigations of third parties, intellectual property rights, we cannot be certain that we have not infringed the proprietary rights of others. Any such infringement could cause third parties to bring claims against us, resulting in significant costs, possible damages and substantial uncertainty. We could also be forced to develop a non-infringing alternative, which could be costly and time-consuming.

Our foreign sales, which in 2002 accounted for approximately 52.0% of our net revenue, expose us to currency exchange fluctuations and other risks, which could adversely affect our results of operations and financial condition.

A significant portion of our sales has been from outside of North America. In 2002, sales outside of North America accounted for approximately 52.0% of our net revenue. Most of our product sales in Europe and Asia are billed in foreign currencies and are subject to currency exchange fluctuations. In particular, we are subject to risk from fluctuations in the value of the euro relative to the U.S. dollar. Because most of our expenses are incurred in the United States, sales and results of operations could be affected by fluctuations in the U.S. dollar. Changes in the value of the U.S. dollar compared to foreign currencies have in the past had an impact on our sales and margins. For example, exchange rate fluctuations in the euro compared to the U.S. dollar negatively impacted European sales by approximately 3.3% in 2001. We cannot predict the direction or magnitude of currency fluctuations. For example, a hypothetical 10% strengthening or weakening of the U.S. dollar against the euro could have impacted our net earnings in 2002 by $132,000. If the value of the U.S. dollar in relation to key foreign currencies increases, our results of operations and financial condition could be adversely affected.

We operate a significant portion of our business in, and plan to expand further into, markets outside the United States, which subjects us to additional business and regulatory risks.

We expect that a significant portion of our revenues will continue to be derived from sales in foreign countries. Conducting business internationally subjects us to a number of risks and uncertainties including:

•	devaluation in foreign currencies, particularly the Chinese renminbi;

•	unexpected delays or changes in regulatory requirements;

•	delays and expenses associated with tariffs and other trade barriers;

•	restrictions on and impediments to repatriation of our funds and our customers’ ability to make payments to us;

•	political and economic instability;

•	difficulties and costs associated with staffing and managing international operations and implementing, maintaining and improving financial controls;

•	uncertainty in shipping and receiving products and product components;

•	increased difficulty in collecting accounts receivable and longer accounts receivable cycles in certain foreign countries; and

•	adverse tax consequences or overlapping tax structures.

If our manufacturing capability is interrupted, we could lose customers and our sales would decline.

Many of our products are manufactured in our facility in Suzhou, China. We anticipate that an increased percentage of our products and subassemblies will be manufactured at our China facility. We may experience delays and difficulties as we increase manufacturing of certain products in our China facility. We also are expanding our China facility and may experience delays and difficulties in expanding this facility or our current operations may be interrupted by the expansion. Additionally, our manufacturing operations in China may be adversely affected by transportation delays and interruptions, political and economic disturbances and the outbreak of health-related problems such as the recent outbreak of Severe Acute Respiratory Syndrome, or SARS. In addition, both of our manufacturing facilities are subject to risks associated with fire and other natural disasters, which could interrupt our manufacturing operations. Any delay or interruption in our manufacturing operations could have a material adverse effect on our results of operations and financial condition.

We rely on third parties to sell many of our products, and if there is a shortfall in demand from these distribution sources, our results of operations could be negatively affected.

We sell a majority of our products through distributors, VARs and OEMs. Reliance upon third-party distribution sources subjects us to risks of business failure by these individual distributors, VARs and OEMs, as well as credit, inventory and business concentration risks. If there is a lessening in demand from third-party distribution sources, our results of operations may be negatively affected.

If our suppliers do not perform adequately or are replaced, we could experience delays in manufacturing and shipping our products, which could have a material adverse effect on our operations.

We currently use single source suppliers for certain key components used in our products. If we experience quality problems with these vendors or if it becomes necessary to replace these vendors, we could experience delays in manufacturing and shipping our products, which could have a material adverse effect on our results of operations.

The complex design of our products could result in manufacturing delays and other problems that cause us to fail to meet the demand for our products on a timely basis, increase the cost of our products, or both.

We may, in the future, experience manufacturing problems with some of our products that could lead to production delays that could cause our distribution network to choose to sell competing products. If we experience problems in increasing the production of new products from pilot production to volume production, or in transferring the manufacture of existing products from our facility in Blackwood, New Jersey to our facility in Suzhou, China, such problems could result in production delays that may have a material adverse effect on our results of operations. In addition, manufacturing problems could result in higher material, labor and other costs, which could increase the total cost of our products and could decrease our profit margins and, thus, have a material adverse effect on our results of operations.

Our products may have manufacturing or design defects that we discover after shipment, which could negatively affect our revenues, increase our costs and harm our reputation.

Our products are complex and may contain undetected and unexpected defects, errors or failures. If these product defects are substantial, the result could be product recalls, an increased amount of product returns, loss of market acceptance and damage to our reputation, all of which could increase our costs, cause us to lose sales and have a material adverse effect on our results of operations.

Additionally, most of our products are warranted for a period of one to five years. Many of our products, including our newest product, Stratos, cannot easily be returned to us for repair. Accordingly, in the event of product defects or malfunctions we may be required to send our representatives to customers’ locations to repair the products at our expense. While we carry general commercial liability insurance, including product liability, with a coverage limit of $1 million per occurrence plus an umbrella policy with a $10 million limit and maintain warranty claim reserves on our balance sheet, our insurance and our warranty reserves may be insufficient to cover losses caused by our products, and, therefore, if we were required to cover losses caused by our products it could have a material adverse effect on our financial condition. In addition, while historically we have not been materially affected by product recalls, there is no assurance that we will not experience such product recalls in the future.

We may need to raise additional capital to fund our future operations, and any failure to obtain additional capital when needed or on satisfactory terms could prevent us from pursuing our growth strategy or otherwise cause us financial harm.

We may need to raise or borrow additional capital in the future to fund our operations. Any equity or debt financing, if available at all, may be on terms that are not favorable to us and, in the case of equity offerings, may result in dilution to our shareholders. In July 2002, we were in default under the terms of our then existing credit facility and were not permitted to borrow additional funds during the period of such default. Any difficulty in obtaining additional financing, including the inability to borrow by reason of any default under the terms of any credit facility to be entered into in the future or to borrow on satisfactory financial terms, could force us to curtail our operations or prevent us from pursuing our growth strategy or otherwise cause us financial harm.

We are dependent on key personnel, and if we fail to attract and retain highly skilled management and technical personnel, we may fail to remain competitive.

We are highly dependent on the principal members of our management and technical staff, particularly C. Harry Knowles, our Chairman and Chief Executive Officer and Thomas E. Mills IV, our President and Chief Operating Officer. The loss of either or both of these individuals or other key management or technical employees could have a material adverse effect on us. In addition, competition for skilled technical employees in our industry is intense. If we cannot attract and retain sufficient qualified technical employees, we may not be able to effectively develop and deliver competitive products to the market.

Provisions of our Certificate of Incorporation and New Jersey law could prevent or delay a change of control.

Pursuant to the provisions of our Certificate of Incorporation, we are authorized to issue up to 500,000 shares of our preferred stock in one or more series, having terms fixed by the Board of Directors without shareholder approval. The Board of Directors has no current intention or plan to issue any preferred stock. Our Certificate of Incorporation also provides that our Board of Directors is divided into three classes with the directors of each class being elected to serve for terms of three years. Additionally, we are subject to the New Jersey Shareholders Protection Act, the effect of which may be to delay the ability of an acquirer to consummate certain business combinations with us. Each of the foregoing provisions may prevent, or make it more difficult for, an acquirer to gain control of us, even at a price higher than the then existing market price of our common stock.

Risks Relating to this Offering

Approximately 61% of our issued and outstanding common stock is controlled by our Chairman and Chief Executive Officer, who has significant influence over the ability to determine the outcome of all corporate actions requiring shareholder approval.

Prior to this offering, C. Harry Knowles, our Chairman of the Board of Directors and Chief Executive Officer and his spouse, Janet H. Knowles a Director and our Vice President, Administration, beneficially owned approximately 61% of our outstanding common stock. After giving effect to the offering, they will beneficially own approximately 52% of our outstanding common stock. Accordingly, Mr. and Mrs. Knowles currently have, and will continue to have, a significant influence over the ability to determine the outcome of all corporate actions requiring shareholder approval, including the election of the entire Board of Directors. There are no provisions for cumulative voting by shareholders and, accordingly, holders of a majority of the outstanding shares can elect all of our directors.

The market price and average daily trading volume of our common stock have increased significantly since March 2003 and are likely to fluctuate in the future as a result of a number of factors. There is no assurance that such increased levels will continue and the market price of our stock may decline as a result of the issuance of shares in this offering.

Although our common stock is quoted on the Nasdaq National Market, it does not have a high average trading volume or a large public float. The limited number of shares means that orders from a relatively few number of investors can significantly impact the market price of our common stock and add to volatility in such market price, regardless of our actual operating performance. The 1,500,000 shares that are being offered by us through this prospectus represent approximately 18% of our outstanding shares of common stock as of

September 2, 2003. The market price of our common stock may decline in response to the introduction of the substantial number of additional shares that are being offered as a result of the offering. The market price of our common stock has risen from a 52-week low of $3.14 per share to a recent high of $45.70. During such time, the average daily trading volume of our common stock on the Nasdaq National Market has also increased substantially. There can be no assurance that the market price and trading volume of our common stock will continue to increase or remain at current levels. In making an investment decision, you should consider the possibility that the market price and volume of our common stock could decline in the future. Additional fluctuations in the market price or average trading volume of our common stock may continue because of numerous factors, including:

•	actual or anticipated fluctuations in our operating results and those of our competitors;

•	our announcements or our competitors’ announcements of technological innovations or new products;

•	developments regarding patents or proprietary rights, including developments in any litigation;

•	changes in estimates of our future performance and the future performance of our competitors or the technology industry generally;

•	sales of a high volume of shares of our common stock by our large shareholders;

•	general conditions in the industries in which we operate; and

•	general economic conditions.

Investors in our common stock may be diluted.

Ownership in our common stock will be subject to dilution through the issuance of additional equity securities. We have the right to issue, at the direction of our Board of Directors, shares other than those to be issued in this offering, upon such terms and conditions and at such prices as our Board of Directors may establish. In addition, we may in the future issue preferred stock that might have priority over our common stock as to distributions and liquidation proceeds.

Future sales of shares of common stock could affect our stock price.

Sales of a substantial number of shares of common stock in the public market after the offering, or the perception that these sales could occur, could materially and adversely affect our stock price and make it more difficult for us to sell equity securities in the future at a time and price we deem appropriate. Upon completion of this offering, we will have approximately 10,018,028 shares of common stock outstanding assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options and warrants after September 2, 2003. All of our directors and certain of our executive officers have agreed that they will not, without the prior written consent of Raymond James & Associates, Inc. sell or otherwise dispose of any shares of common stock, options, or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them for a period of 90 days (270 days in the case of the shares owned by Mr. and Mrs. Knowles) following the date of this prospectus, except that one of our executive officers will be permitted to sell in the open market up to 22,500 shares of common stock.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                     million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds as follows:

•	to repay in full approximately $4.6 million of indebtedness outstanding under our bank revolving credit facility;

•	to repay in full approximately $3.8 million of indebtedness outstanding under our bank term loan;

•	to repay in full approximately $4.0 million of our subordinated debt;

•	to purchase, for $4.75 million, the land and buildings on which our New Jersey headquarters and manufacturing facility are located;

•	to purchase, for $750,000, capital equipment to expand manufacturing capacity at our Blackwood, New Jersey headquarters;

•	to purchase $1.0 million of additional manufacturing automation equipment and information technology related equipment;

•	to fund working capital requirements of approximately $7.0 million for business expansion related to our new products; and

•	for working capital and general corporate purposes for the continued growth of our business, which may include increasing our inventory levels and potential acquisitions of related businesses.

Pending any use of the net proceeds, we will invest such proceeds in short-term, investment grade, interest-bearing securities or guaranteed obligations of the U.S. Government.

Our revolving credit facility and term loan mature on January 31, 2006 and bear interest, at prime rate plus 25 basis points for the revolving facility and the prime rate plus 75 basis points on the term loan. Proceeds from the credit facility were applied towards the financing of the acquisition of AOA, paying down our existing term loans and lines of credit, and providing us and our subsidiaries with working capital. On September 2, 2003, approximately $4.6 million was outstanding under our revolving credit facility and $3.8 million under our term loan.

Our subordinated debt, held by C. Harry Knowles, our Chairman and Chief Executive Officer and his spouse, Janet H. Knowles, a Director and Vice President, Administration, matures in January 2008 and bears interest at 10.0%. The proceeds from this subordinated debt allowed us to prepay certain other subordinated debt from United Technology Optical Systems, or UTOS, the former parent of AOA, which we incurred in connection with the acquisition of AOA, in full and realize a $2.2 million gain from the early extinguishment of the UTOS subordinated debt.

Our Blackwood, New Jersey headquarters and manufacturing facility consists of approximately 116,000 square feet and is currently leased from C. Harry Knowles and Janet H. Knowles. The current lease expires in December 2012. We have agreed in principle with Mr. and Mrs. Knowles to purchase the property for $4.75 million. Two independent appraisals valued the property at $5.0 million and $5.6 million.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on the Nasdaq National Market and trades under the symbol MTLG. On September 2, 2003, we had 8,518,028 shares of common stock outstanding, which were held by approximately 119 holders of record. The following table sets forth, for the fiscal periods indicated, the high and low sales prices per share for our common stock on the Nasdaq National Market, adjusted to reflect the 3-for-2 stock split effected July 3, 2003:

	High	Low
Year ended December 31, 2001
First Quarter	$7.75	$4.67
Second Quarter	7.00	5.30
Third Quarter	6.80	3.90
Fourth Quarter	8.93	4.00
Year ended December 31, 2002
First Quarter	$5.77	$3.87
Second Quarter	4.90	3.93
Third Quarter	4.25	2.47
Fourth Quarter	5.87	3.14
Year ended December 31, 2003
First Quarter	$8.30	$5.01
Second Quarter	30.33	7.07
Third Quarter (through September 24, 2003)	45.70	26.89

On September 24, 2003 the last reported sale price of our common stock on the Nasdaq National Market was $41.14 per share.

DIVIDEND POLICY

We have not paid cash dividends on our common stock since becoming a public company, and we do not intend to pay cash dividends in the foreseeable future. We currently intend to retain any earnings to further develop and grow our business. While this dividend policy is subject to periodic review by our Board of Directors, there can be no assurance that we will declare and pay dividends in the future. We intend to renegotiate the terms of our existing credit facilities, and the renegotiated credit facilities may or may not contain covenants that restrict the payment of dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003 on an actual basis and an adjusted basis, which gives effect to (1) the receipt of the estimated net proceeds from the issuance of 1,500,000 shares of our common stock at an assumed public offering price of $41.14 per share, which was the last sale price of our common stock on September 24, 2003, and (2) the repayment of approximately $12.4   million of our indebtedness under our revolving credit facility, term loan and subordinated debt with the net proceeds from this offering.

You should read this table in conjunction with our unaudited interim financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2003
	Actual	As Adjusted
(In thousands, except share data)	(unaudited)
Cash and cash equivalents	$1,688	$45,041

Total debt, including current portion	12,696	2,980
Shareholders’ equity
Preferred stock, $0.01 par value: 500,000 shares authorized; none issued	—	—
Common stock, $0.01 par value: 15,000,000 shares authorized; 8,210,909 shares issued and outstanding actual; 9,710,909 shares issued and outstanding, as adjusted	84	99
Additional paid-in capital	19,579	77,383
Retained earnings	20,590	20,590
Accumulated other comprehensive loss	(2,060)	(2,060)

Total shareholders’ equity	38,193	96,012

Total capitalization	$50,889	$98,992

The outstanding share information in the table above is based on the number of shares outstanding as of June 30, 2003 and excludes:

•	1,416,348 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $5.86 per share;

•	1,146,329 shares reserved and available for future issuance under our stock option plan and Employee Stock Purchase Plan as of June 30, 2003; and

•	97,500 shares of common stock issuable upon exercise of an outstanding common stock purchase warrant at an exercise price of $6.94 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected financial data for the years ended December 31, 1998 through 2002 are derived from our audited consolidated financial statements, which are located elsewhere in this prospectus. The selected financial data for the six months ended June 30, 2002 and 2003 are derived from our unaudited condensed consolidated financial statements. In the opinion of management, these unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Historical and interim operating results are not necessarily indicative of results for any other interim period or for a full year.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000(1)	2001(1)(2)	2002(3)	2002	2003(4)
(In thousands, except per share data)						(unaudited)

Statement of Operations Data:
Sales	$65,641	$80,103	$91,884	$113,688	$117,116	$56,941	$64,368
Cost of sales	39,698	46,710	55,394	83,527	74,385	36,908	37,551

Gross profit	25,943	33,393	36,490	30,161	42,731	20,033	26,817
Selling, general and administrative expenses	15,537	21,331	26,314	32,554	29,581	15,255	15,868
Research and development expenses	4,157	4,327	4,975	6,563	6,929	3,533	3,524
Severance costs	—	—	160	—	602	351	27

Operating income (loss)	6,249	7,735	5,041	(8,956)	5,619	894	7,398
Other income (expenses), net	456	(202)	(878)	(3,596)	(2,917)	(1,302)	914

Income (loss) before income taxes	6,705	7,533	4,163	(12,552)	2,702	(408)	8,312
Provision (benefit) for income taxes	2,212	2,636	1,426	(4,775)	1,027	(155)	2,323

Net income (loss)	$4,493	$4,897	$2,737	$(7,777)	$1,675	$(253)	$5,989

Net income (loss) per common share
Basic	$0.56	$0.60	$0.34	$(0.95)	$0.20	$(0.03)	$0.73

Diluted	$0.54	$0.60	$0.33	$(0.95)	$0.20	$(0.03)	$0.67

Weighted average number of outstanding common shares and equivalents
Basic	8,088	8,119	8,158	8,187	8,200	8,197	8,249

Diluted	8,269	8,190	8,337	8,187	8,236	8,197	8,905

	December 31,					June 30,
	1998	1999	2000	2001	2002	2002	2003
(In thousands)						(unaudited)

Balance Sheet Data:
Cash and cash equivalents	$10,684	$6,970	$2,332	$557	$1,202	$4,944	$1,688
Working capital (deficit)	22,272	24,844	42,472	20,606	12,309	189	16,162
Total assets	46,080	56,375	81,447	85,773	74,252	85,433	75,411
Long-term debt	2,608	3,414	25,334	27,465	14,431	8,400	8,348
Total debt	3,516	7,746	28,039	40,731	21,486	38,274	12,696
Total shareholders’ equity	30,001	34,544	35,763	26,261	29,471	27,166	38,193

(1)	On January 26, 2000, we acquired a 51.0% interest in Metrologic Eria Iberica (“MEI”) and our results of operations include the results of operations of MEI from that date forward. On July 18, 2000, we acquired a 51.0% interest in Metrologic Eria France (“MEF”) and our results of operations include the results of operations of MEF from that date forward. On January 8, 2001, we completed the acquisition of AOA and our results of operations include the results of operations of AOA from that date forward.
(2)	During the year ended December 31, 2001, cost of sales included special charges and other costs of $10.0 million that are not expected to recur in subsequent periods. See the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(3)	On January 1, 2002, we adopted FAS 142 and discontinued the amortization of goodwill. See footnote 6 of our financial statements for the year ended December 31, 2002, included elsewhere in this prospectus.
(4)	During the six months ended June 30, 2003, we recorded a gain of $2.2 million on the early extinguishment of debt and expenses of $463,000 incurred in connection with our efforts to refinance our bank debt. See the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the Securities and Exchange Commission, or SEC, which we have referenced under “Where You Can Find More Information” and “Documents Incorporated by Reference,” contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, including such matters as our projections, future capital expenditures, business strategy, competitive strengths, goals, expansion, market and industry developments and the growth of our businesses and operations, are forward-looking statements. These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. These statements involve a number of risks and uncertainties, which are described or incorporated by reference in this prospectus, many of which are beyond our control.

Consequently, all of the forward-looking statements made or incorporated by reference in this prospectus are qualified by these cautionary statements and we cannot assure you that the results or developments anticipated by us will be realized or, even if realized, will have the expected consequences to or effects on us or our business prospects, financial condition or results of operations. You should not place undue reliance on these forward-looking statements in making your investment decision. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances that occur or arise or are anticipated to occur or arise after the date hereof. In making an investment decision regarding the securities described in this prospectus, we are not making, and you should not infer, any representation about the likely existence of any particular future set of facts or circumstances.

In this prospectus, we rely on and refer to information and statistics regarding the markets in which we compete. We obtained this information and these statistics from various third-party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them and we cannot guarantee that they are accurate.

You should rely only on information contained in this prospectus or the documents to which we have referred you. We have not authorized anyone to provide you with information that is different. If anyone provides you with different information, you should not rely on it. We are not, nor are the underwriters, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated, all references in this prospectus to “Metrologic Instruments, Inc.,” “Metrologic,” “Company,” “we,” “our,” “us” or similar terms mean Metrologic Instruments, Inc. and its direct and indirect subsidiaries. Metrologic®, ArgusScan®, Codegate®, Cubit®, HoloTrak®, Horizon®, InVista®, iQ®, Orbit®, Penta®, Pulsar®, ScanQuest®, Stratos®, Tech 7®, Tech 8®, Tech 10®, Voyager® and VoyagerCG® are registered trademarks of Metrologic Instruments, Inc. Additional trademark applications have been filed by us for the marks Backpack™, iQTroller™, microQuest™, Navigator™ and for other marks we are using both in the United States and abroad. All other trademarks, servicemarks or trade names referred to in this prospectus are the property of their respective owners.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are experts in optical image capture and processing solutions. We utilize our expertise to design, manufacture and market sophisticated imaging and scanning solutions serving a variety of point-of-sale, commercial and industrial applications. Our solutions utilize a broad array of laser, holographic and vision-based technologies designed to provide superior functionality and a compelling value proposition for our customers. In recent years, we have increased sales, cash flow from operations and net income primarily through the introduction of new products and a focus on cost reduction activities to maintain a competitive advantage.

The majority of our sales are derived from products that scan and decode bar codes in retail environments. We believe we have been able to increase our market share in our point-of-sale and industrial markets by offering products with superior performance and features at price points that are extremely competitive with the products offered by others.

On January 8, 2001, we completed our acquisition of Adaptive Optics Associates, Inc., or AOA, a subsidiary of United Technologies Corporation. Under the terms of the acquisition, one of our wholly owned subsidiaries, MTLG Investments, Inc., acquired all of the issued and outstanding capital stock of AOA from United Technologies Optical Systems, Inc., or UTOS, for $19 million. This acquisition has broadened our product offering to include laser beam delivery and control products for semiconductor and fiber optic manufacturing equipment, wavefront sensor products and adaptive optics systems for certain government applications. AOA also adds significant capabilities and expertise in vision, image processing, systems integration, adaptive optics and high-end refractive optical disciplines.

We have increased our market opportunities in several foreign markets through acquisitions. In 1997, we acquired 51.0% of Metrologic do Brasil. In 2000, we acquired a 51.0% interest in each of Metrologic Eria Iberica (“MEI”) and Metrologic Eria France (“MEF”). All of the acquisition agreements contained options for us to acquire the remaining 49.0% minority interests. In February 2003, we acquired the remaining 49.0% of Metrologic do Brasil. In August 2003, we entered into an agreement to purchase the remaining 49.0% of MEI which is payable in quarterly installments over the next three years. See “—Liquidity and Capital Resources.”

Results of Operations

The following table sets forth certain of our consolidated statement of operations data as a percentage of revenues for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(unaudited)
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of Sales	60.3	73.5	63.5	64.8	58.3

Gross profit	39.7	26.5	36.5	35.2	41.7
Operating expenses:
Selling, general and administrative expenses	28.6	28.6	25.3	26.8	24.7
Research and development expenses	5.4	5.8	5.9	6.2	5.5
Severance costs	0.2	0.0	0.5	0.6	0.0

Total operating expenses	34.2	34.4	31.7	33.6	30.2

Operating income (loss)	5.5	(7.9)	4.8	1.6	11.5
Other income (expenses), net	(1.0)	(3.2)	(2.5)	(2.3)	1.4

Income (loss) before income taxes	4.5	(11.0)	2.3	(0.7)	12.9
Provision (benefit) for increase taxes	1.6	(4.2)	0.9	(0.3)	3.6

Net income (loss)	2.9%	(6.8)%	1.4%	(0.4)%	9.3%

Our business is divided into two major segments: Point-of-Sale/Original Equipment Manufacturers, or POS/OEM, and Industrial Scanning and Optical.

POS/OEM bar code scanners are typically either handheld scanners or fixed projection scanners. Handheld bar code scanners are principally suited for retail point-of-sale, document processing, library, healthcare and inventory applications. Fixed projection scanners, which can be mounted on or in a counter, are principally suited for supermarkets, convenience stores, mass merchandisers, health clubs and specialty retailers.

Industrial Scanning and dimensioning products are comprised of fixed position systems that are either laser- or vision-based. These systems range from simple, one-scanner solutions to complex, integrated systems incorporating multi-scanner, image capture and dimensioning technologies. Adaptive optical solutions are highly customized sophisticated, laser-based systems that correct for the natural distortion of light as it exits a complex laser and travels through the atmosphere or other transmission medium.

The following table sets forth certain information regarding our revenues by our two business segments for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
(In thousands)				(unaudited)
POS/OEM	$82,984	$85,718	$90,033	$42,246	$53,882
Industrial & Optical:
Industrial	8,900	10,407	10,705	3,948	5,883
Optical	—	17,563	16,378	10,747	4,603

Total Industrial	8,900	27,970	27,083	14,695	10,486

Total Company	$91,884	$113,688	$117,116	$56,941	$64,368

Most of our product sales in Western Europe, Brazil and Asia are billed in foreign currencies and are subject to currency exchange rate fluctuations. A significant percentage of our products are manufactured in our U.S. facility and, therefore, sales and results of operations are affected by fluctuations in the value of the U.S. dollar relative to foreign currencies. Manufacture of our point-of-sale products in our Suzhou, China facility accounted for approximately 38.0% of point-of-sale unit sales in 2002. In 2001 and 2000, sales and gross profit were adversely affected by the continuing rise in the value of the U.S. dollar in relation to foreign currencies. In 2002, the strengthening of the euro against the U.S. dollar favorably impacted sales and gross profit, most significantly in the fourth quarter.

In the six months ended June 30, 2003, sales and gross profit were favorably affected by the continuing decline in the value of the U.S. dollar in relation to certain foreign currencies, especially the euro.

The following table sets forth certain information as to our sales by geographical location:

	Year Ended December 31,						Six Months Ended June 30,
	2000	%	2001	%	2002	%	2003	%	2002	%
(Dollars in thousands)								(unaudited)
North America	$36,716	40.0%	$50,764	44.7%	$56,379	48.1%	$27,765	42.6%	$28,648	50.1%
Europe	36,436	39.7	46,990	41.3	43,321	37.0	27,598	43.3	20,434	36.4
Rest of World	18,732	20.3	15,934	14.0	17,416	14.9	9,005	14.1	7,859	13.5

Total	$91,884	100.0%	$113,688	100.0%	$117,116	100.0%	$64,368	100.0%	$56,941	100.0%

We derive revenue from product sales, engineering development, system maintenance and other services. Our cost of sales includes manufacturing costs, labor costs related to service revenues, the costs associated with quality control and the payment of royalties on license agreements. Selling, general and administrative

(“SG&A”) expenses primarily consist of salaries, commissions and related expenses for personnel engaged in sales, marketing and sales support functions; costs associated with other marketing activities; salaries and related expenses for executive, finance, accounting, legal and human resources personnel; and professional fees and corporate expenses. Research and development (“R&D”) expenses primarily consist of salaries and expenses for development and engineering and prototype costs. We also participate in government and customer funded research programs. Costs of the engineers working on such programs are charged to cost of sales for the time spent on the programs. When the engineers are not working on these programs, they are available to work on our own internal development projects and their costs are included in research and development expense.

Six Months Ended June 30, 2003 Compared with Six Months Ended June 30, 2002

Sales increased 13.0% to $64.4 million in the six months ended June 30, 2003 from $56.9 million in the six months ended June 30, 2002. Sales of our point-of-sale and OEM products increased by 27.5%, sales of industrial products increased by 49.0%, while sales of optical systems decreased by 57.2%. Approximately $5.1 million of the increase in POS/OEM sales resulted from the strengthening of the euro against the U.S. dollar in the first six months of 2003. POS/OEM sales increased approximately $11.1 million due to increased unit sales of handheld scanners and portable data terminals principally to major retail customers. These factors were partially offset by a decrease of approximately $4.8 million resulting from lower average selling prices.

The increase in industrial products sales is attributable to increased sales to a large systems integrator for use in a new automated parcel and package system for the U.S. Postal Service.

The decrease in optical systems sales reflects the termination of certain optical projects at AOA in 2002. These projects included certain government contracts related to programs that were cancelled or downsized by the government as well as purchase orders from a customer involved in the semiconductor manufacturing industry. Revenue from these customers was $9.1 million including a $3.5 million negotiated settlement for cancellation of the purchase orders by the customer in the first six months of 2002 as compared with $2.7 million in 2003. These purchase order cancellations were the result of our customer’s excess capacity due to an acquisition. We continue to receive contracts from this customer.

International sales accounted for $37.0 million, or 57.4% of total sales, in the six months ended June 30, 2003 and $28.4 million or 49.9% of total sales, in the six months ended June 30, 2002. The largest portion of the growth in international sales was from increased sales in Europe. The increase in European sales is attributable to the strengthening of the euro against the U.S. dollar plus increased unit volume.

No individual customer accounted for 10% or more of sales in the six months ended June 30, 2003 or 2002.

Cost of sales increased by $643,000 to $37.6 million for the six months ended June 30, 2003 from $36.9 million for the corresponding period in 2002. As a percentage of sales, cost of sales was 58.3% in 2003 compared with 64.8% in 2002. The decrease in the percentage of cost of sales was due to the following:

•	The strengthening of the euro against the U.S. dollar, as discussed above, net of the effect of decreases in average selling prices.

•	A decrease of approximately $1 million in direct labor costs as a result of increased unit production in our Suzhou, China facility and the workforce reductions in March and April 2002.

•	A decrease of approximately $1.7 million in material costs due to engineering efforts to reduce bill of material costs.

•	More favorable product mix resulting from increased sales of certain more profitable handheld scanners in 2003.

These factors were partially offset by increased sales of certain lower margin products, including our portable data terminals, that are not manufactured by us, but purchased from other sources. These items generally have margins 10-15% lower than our own manufactured products.

SG&A expenses increased 4.0% to $15.9 million for the six months ended June 30, 2003 from $15.3 million for the six months ended June 30, 2002. SG&A expenses in 2002 included $732,000 of non-recurring expenses related to the Amended and Restated Credit Agreement that was completed on July 9, 2002. Excluding these expenses, SG&A expenses were $14.5 million for the six months ended June 30, 2002. As a percentage of sales, SG&A expenses were 24.7% of sales in 2003 compared with 25.5% (excluding the non-recurring expenses of $732,000) in 2002. The increase in SG&A expenses was due to increased variable selling expenses associated with the higher sales volume in 2003, the strengthening of the euro against the U.S. dollar on euro denominated expenses, which resulted in an increase in expenses of approximately $1 million, increased marketing expenses and $473,000 and a $400,000 increase in incentive compensation expense. These increases were partially offset by lower personnel costs resulting from workforce reductions in March and April 2002.

R&D expenses remained relatively constant in dollars in the six months ended June 30, 2003 and 2002, although as a percentage of sales, R&D expenses were 5.5% of sales in 2003 compared with 6.2% in 2002.

Severance costs decreased to $27,000 in the six months ended June 30, 2003 from $351,000 in the six months ended June 30, 2002. The severance costs in 2002 were due to workforce reductions in March and April 2002.

Other income/expense reflects net other income of $914,000 in the six months ended June 30, 2003 compared with net other expense of $1.3 million in the corresponding period in 2002. Net other income in 2003 included a $2.2 million gain on the early extinguishment of debt in connection with early repayment of subordinated debt related to the acquisition of AOA. This debt was repaid in full in the first quarter of 2003. Net interest expense decreased from $1.5 million to $732,000 due to lower outstanding borrowings and lower interest rates in 2003. Other expenses in 2003 include costs of $463,000 incurred in connection with our efforts to refinance our bank debt and restructure our overall debt position that enabled us to realize the gain on the early extinguishment of debt.

Net income was $6.0 million, or $0.67 per diluted share, for the six months ended June 30, 2003 compared with a net loss of $253,000, or $0.03 per diluted share, in 2002. Net income reflects a 28.0% effective income tax rate for the six months ended June 30, 2003 and a 38.0% effective tax rate in 2002. The decrease in the effective tax rate was a result of the $2.2 million gain on early extinguishment of debt which, for tax purposes, will be treated as a reduction of the purchase price of AOA, and as such will not be subject to federal or state income tax. The decrease in the value of the U.S. dollar relative to other foreign currencies favorably affected diluted earnings per share by approximately $0.25 per diluted share as compared to the corresponding period in 2002.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Sales increased 3.0% to $117.1 million in 2002 from $113.7 million in 2001. The increase was primarily attributable to higher sales of our point-of-sale (“POS”) and original equipment manufacturers (“OEM”) products. Sales of our point-of-sale and OEM products increased by 5.0%, sales of industrial products increased by 2.9%, while sales of optical systems decreased by 6.7%. Approximately $1.9 million of the increase in POS/OEM sales resulted from the strengthening of the euro against the U.S. dollar in 2002. POS/OEM sales increased approximately $4 million due to the introduction of new products in 2002. These factors were partially offset by a decrease of approximately $1.6 million resulting from lower average selling prices.

The decrease in optical system sales reflects the termination of certain optical projects at AOA in 2002. These projects included certain government contracts related to programs that were cancelled or downsized by the government as well as purchase orders from a customer involved in the semiconductor manufacturing industry. Revenue from these customers was $13.6 million in 2002 as compared with $14.3 million in 2001. These purchase order cancellations were the result of our customer’s excess capacity due to an acquisition.

International sales accounted for $60.7 million or 51.9% of total sales in 2002 and $62.9 million, or 55.0% of total sales in 2001. Sales of point-of-sale and OEM products in North America increased 25.0% in 2002 due primarily to increased sales of point-of-sale products to major retail customers. Sales of point-of-sale and OEM products in Asia increased by 55.0% in 2002 due primarily to increased demand for our point-of-sale products in China. These increases, however, were partially offset by decreased sales in Europe due to lower unit demand resulting from the recession in Europe. No individual customer accounted for 10% or more of revenues in 2002 or 2001.

Cost of sales decreased 10.9% to $74.4 million in 2002 from $83.5 million in 2001. As a percentage of sales, cost of sales was 63.5% in 2002 compared with 73.5% in 2001. Cost of sales in 2001 included $10.0 million of special charges and other costs that are not expected to recur in subsequent periods as follows: $4.5 million of costs associated with products that are not anticipated to be included in the prospective costs to manufacture similar products because of reductions in material costs and manufacturing efficiencies; $3.5 million of similar costs associated with a valuation charge taken on products included in inventory at March 31, 2001 due to the related cost reductions noted above; $1.0 million of costs associated with inventory deemed to be obsolete at March 31, 2001; and $1.0 million of costs associated with the expensing of floor stock inventory that we had previously capitalized. Cost of sales in 2002 compared to 2001, excluding the $10.0 million of special charges and other costs, increased by $898,000 or 1.2%. As a percentage of sales, costs of sales, excluding the special charges, was 63.5% in 2002 as compared with 64.6% in 2001. The decrease in the percentage of cost of sales in 2002 was due to the following:

•	The strengthening of the euro against the U.S. dollar, as discussed above, net of the decreases in average selling prices.

•	A decrease of approximately $1.4 million in direct labor costs as a result of increased unit production in our Suzhou, China facility and the workforce reductions in March and April 2002.

•	A decrease of approximately $800,000 in royalty costs due to a reduction in the number of products covered by the agreement between Symbol Technologies and the Company. (See Note 11 to the Consolidated Financial Statements, “Commitments and Contingencies,” located elsewhere in this prospectus.)

These factors were partially offset by increased sales of certain lower margin products, including our portable data terminals, that are not manufactured by us, but purchased from other sources. These items generally have margins 10-15% lower than our own manufactured products.

SG&A expenses decreased $3.0 million or 9.1%, to $29.6 million in 2002 from $32.6 million in 2001. As a percentage of sales, SG&A expenses were 25.3% in 2002 as compared with 28.6% in 2001. The decrease was due primarily to $1.1 million in reduced marketing and promotion expenses, $445,000 in lower personnel costs as a result of workforce reductions, a reduction of $1.0 million in charges for uncollectible accounts receivable, $800,000 in reduced commission and incentive compensation expenses and the absence of $818,000 of goodwill amortization expense in 2002 in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” The reduction in 2002 was partially offset by $700,000 in increased legal expenses in 2002 and $732,000 of expenses related to our Amended Credit Agreement. (See - “Liquidity and Capital Resources,” below.)

R&D expenses increased 5.6% to $6.9 million in 2002 from $6.6 million in 2001, and increased as a percentage of sales to 5.9% from 5.8%. The increase in R&D expenses was the result of expanded R&D efforts focused on the development of the Company’s iQ180 camera-based acquisition vision system.

Severance costs of $602,000 in 2002 were due to workforce reductions in March and April and further workforce reductions in August and September 2002. As a result of these workforce reductions, our total number of employees decreased by 163 employees, or approximately 16.0% of the total workforce. These workforce reductions were part of a company-wide effort to increase our future profitability. The workforce reductions and additional cost reductions represented annualized savings of approximately $3.0 million in overhead and operating expenses.

Net interest expense decreased by 29.6% from $3.9 million in 2001 to $2.7 million in 2002. The decrease is due to lower outstanding borrowings in 2002. Interest expense in 2002 includes $128,000 of additional interest expense that resulted from the incremental 200 basis point default interest rate charged by our bank group from April 12, 2002 to July 10, 2002.

Other income/expense reflects net other expenses of $178,000 in 2002 compared to net other income of $294,000 in 2001. The increase in other expenses was due in part to foreign currency transaction losses of $132,000 in 2002 as compared with transaction gains of $432,000 in 2001.

Net income was $1.7 million in 2002 compared with a net loss of $7.8 million in 2001. Net income (loss) reflects a 38% effective income tax rate in 2002 and 2001.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Sales increased 23.7% to $113.7 million in 2001 from $91.9 million in 2000, principally as a result of the addition of sales of AOA. Sales of our point-of-sale and OEM products increased by 3.3%, sales of industrial products increased by 16.9% and optical systems sales were added as a new sales offering with the acquisition of AOA on January 8, 2001. Approximately $7.4 million of the increase in POS/OEM sales resulted from volume increases of which $4 million was related to products not manufactured by us. POS/OEM sales increased approximately $4 million due to the introduction of new products in 2002. These factors were partially offset by a decrease of approximately $3.5 million resulting from lower average selling prices, and $1.3 million from the weakening of the euro against the U.S. dollar in 2001. Sales of products denominated in euro or pounds increased 29% in 2001, while the decrease in U.S. dollars for such sales approximated 14%.

The increase in industrial products sales is attributable to $6.7 million of additional sales from the AOA acquisition, offset by approximately a $4.4 million volume decrease related to contract terminations and replacement products for holotrack products.

International sales accounted for $62.9 million or 55% of total sales in 2001 and $55.2 million or 60% of total sales in 2000. The increase is attributable to higher volume in Europe as a result of customer demand due to the adoption of the euro as the common currency and our sales expansion into eastern Europe. This was partially offset by reduced sales in South America primarily as a result of poor economic conditions in countries such as Argentina and Venezuela. No individual customer accounted for 10.0% or more of revenues in 2001 or 2000.

Cost of sales increased 50.8% to $83.5 million in 2001 from $55.4 million in 2000, while costs of sales as a percentage of sales increased to 73.5% from 60.3%. In addition to the $16.3 million in the increased costs of sales associated with the acquisition of AOA, cost of sales for 2001 included $10.0 million of special charges and other costs that are not expected to recur in subsequent years as discussed above. Further, cost of sales as a percentage of sales during the year ended December 31, 2001 was negatively impacted by lower average unit selling prices due substantially to the increase in the value of the U.S. dollar relative to other foreign currencies as compared to the corresponding period in 2000.

SG&A expenses increased 23.7% to $32.6 million in 2001 from $26.3 million in 2000 and remained constant as a percentage of sales at 28.6%. The increase in SG&A expenses was due primarily to the addition of $4.2 million in AOA expenses, including related goodwill amortization, $1.2 million in increased legal costs associated with defending the Company’s patents and $700,000 in charges for uncollectible accounts receivable.

R&D expenses increased 31.9% to $6.6 million in 2001 from $5.0 million in 2000, and increased as a percentage of sales to 5.8% from 5.4%. The increase in R&D expenses is due primarily to the addition of $1.2 million in AOA expenses.

Other income/expenses reflect net other expenses of $3.6 million in 2001 compared to $878,000 in 2000. Net other expenses for 2001 reflect higher net interest due to the acquisition of AOA and associated debt.

Net loss was $7.8 million in 2001 compared with net income of $2.7 million in 2000. Net loss reflects a 38% effective income tax rate for 2001 compared to 34% for 2000. The increased effective income tax rate resulted from a higher effective state tax rate of AOA. As a result of the net operating losses incurred in 2001 an income tax receivable of $4.6 million has been recorded as a result of the net operating losses to previous years in which the Company reported taxable income. The increase in the value of the U.S. dollar relative to other foreign currencies compared to 2000 negatively affected diluted earnings per share by approximately $0.15 per share.

Inflation and Seasonality

Inflation and seasonality have not had a material impact on our results of operations. However, our sales are typically impacted by fluctuations in seasonal demand from European customers in our third quarter. For quarterly results of operations, see Supplementary Data following the Notes to our Consolidated Financial Statements included elsewhere in this prospectus.

Liquidity and Capital Resources

Operating Activities for the Period Ended June 30, 2003

Net cash provided from operations was $8.3 million for each of the six months ended June 30, 2003 and 2002. Net cash provided by operating activities for the six months ended June 30, 2003 resulted primarily from net income of $6.0 million plus depreciation and amortization and increases in accrued expenses.

Our working capital increased 31.7% to $16.2 million as of June 30, 2003 from $12.3 million as of December 31, 2002 as a result of our profitable operations, increase in inventory and the debt restructuring discussed below. The significant balance sheet changes were as follows:

•	Inventory increased $1.8 million to $15.8 million as of June 30, 2003 from $14 million as of December 31, 2002. The increase is a result of a buildup in the inventory levels resulting from the longer delivery cycle of finished goods from our Suzhou, China facility as we increase our production volume in Suzhou.

•	The current portion of lines of credit and notes payable decreased $2.7 million to $4.3 million as of June 30, 2003 from $7.1 million as of December 31, 2002. The decrease is a result of the payment of subordinated promissory notes due to UTOS.

•	Deferred contract revenue decreased $0.9 million to $0.8 million as of June 30, 2003 from $1.7 million as of December 31, 2002. The decrease is a result of the recognition of revenue for work performed on a specific contract that was recognized as deferred contract revenue in 2002.

•	Accrued expenses increased $1.2 million to $10.6 million as of June 30, 2003 from $9.4 million as of December 31, 2002. The increase is primarily attributable to accrued compensation as a result of an increase in accrual days at June 30, 2003 relative to December 31, 2002.

Operating Activities for the Year Ended December 31, 2002

Net cash provided by operating activities for 2002 resulted primarily from income tax refunds, reductions in inventory, increases in accounts payable and deferred contract revenue plus non-cash charges.

Our working capital decreased 40.3% to $12.3 million as of December 31, 2002 from $20.6 million as of December 31, 2001 as a result of our profitable operations, reduction in inventory and the debt restructuring discussed below. The significant balance sheet changes are as follows:

•	Restricted cash decreased $2.2 million to $1.0 million as of December 31, 2002 from $3.2 million as of December 31, 2001. The decrease is a result of $3.2 million used to pay bank debt offset by the establishment of an additional $1.0 million of restricted cash from loans from certain of our executive officers. The above transactions were in accordance with the terms of our Amended Credit Agreement dated July 9, 2002.

•	Income tax receivable decreased $4.6 million to a zero balance as of December 31, 2002 from $4.6 million as of December 31, 2001. The decrease is a result of the receipt of income tax refunds in 2002.

•	Inventory decreased $4.4 million to $14 million as of December 31, 2002 from $18.4 million as of December 31, 2001. The decrease is a result of our effort to reduce inventory levels in order to help minimize outstanding debt.

•	The current portion of lines of credit and notes payable decreased $6.1 million to $7.1 million as of December 31, 2002 from $13.2 million as of December 31, 2001. The decrease is a result of payments on the line of credit and term loan under our Amended Credit Agreement. The credit facility and the subsequent amendments and restructuring are more fully described below under “Outstanding debt and financing arrangements.”

•	Accounts payable increased $1.8 million to $8.7 million as of December 31, 2002 from $6.9 million as of December 31, 2001. The increase is a result of increased business opportunities in the fourth quarter of 2002 combined with an increase in accounts payable days.

•	Deferred revenue increased $1.7 million to $1.7 million as of December 31, 2002 from a zero balance as of December 31, 2001. The increase is a result of the recognition of deferred revenue for a contract in which cash received was in excess of the revenue earned based on percentage completed.

Operating Activities for the Years Ended December 31, 2001 and 2000

Net cash provided by operating activities for 2001 resulted primarily from reductions in accounts receivable and inventory plus non-cash charges, offset by decreases in accrued expenses.

Our working capital decreased 51.5% to $20.6 million as of December 31, 2001 from $42.5 million as of December 31, 2000 as a result of our overall plan in 2001 to reduce working capital and repay bank debt following our acquisition of AOA on January 8, 2001. The significant balance sheet changes are as follows:

•	Restricted cash increased $3.2 million to $3.2 million as of December 31, 2001 from a zero balance as of December 31, 2000. The increase is a result of the recognition of cash as bank collateral in conjunction with our negotiations to amend our original credit facility.

•	Accounts receivable decreased $6.1 million to $20.4 million as of December 31, 2001 from $26.5 million as of December 31, 2000. The decrease is a result of our overall plan in 2001 to reduce working capital and repay bank debt following our acquisition of AOA on January 8, 2001.

•	Income tax refund receivable increased $4.6 million to $4.6 million as of December 31, 2001 from a zero balance as of December 31, 2000. The increase is a result of outstanding income tax refunds resulting from the carryback of the 2001 net loss to previous years of taxable income.

•	Inventory decreased $8.5 million to $18.4 million as of December 31, 2001 from $26.9 million as of December 31, 2000. The decrease is principally a result of $10 million in charges in 2001 related to the valuation and obsolence of inventory.

•	The current portion of lines of credit and notes payable increased $10.6 million to $13.3 million as of December 31, 2001 from $2.7 million as of December 31, 2000. The increase is a result of net borrowings on our original credit facility dated January 8, 2001. The credit facility and the subsequent amendments and restructuring are more fully described below under outstanding debt and financing arrangements.

Net cash used in operating activities for 2000 resulted primarily from increases in accounts receivable and inventory, partially offset by an increase in net income, plus non-cash charges.

Investing activities

Cash used in investing activities was $0.2 million and $1.6 million for the six months ended June 30, 2003 and 2002. The decrease in cash used by investing activities is primarily due to a reduction in cash used for property, plant and equipment purchases of $0.4 million and the release of $1.0 million of cash previously restricted according to the January 31, 2003 Amendment (the “Amendment”) to the Amended Credit Agreement. The credit facility and the subsequent amendments and restructuring are more fully described below under “Outstanding debt and financing arrangements.”

Cash used in investing activities was $0.4 million, $17.3 million and $8.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Cash used in investing activities in 2002 reflected $1.7 million used for property, plant and equipment expenditures offset in part by the release of $3.2 million of restricted cash used to pay bank debt, net of an additional $1.0 million of cash restricted in accordance with the Amendment. During 2002, we continued making expenditures related to manufacturing automation and capacity expansion.

Cash used in investing activities in 2001 reflected $2.2 million used for property, plant and equipment expenditures, $3.2 million of cash reserved as bank collateral in conjunction with our negotiations to amend our original credit facility and $10.4 million used for the acquisition of AOA.

Cash used in investing activities in 2000 reflected $3.5 million used for property, plant and equipment expenditures plus $3.7 million used for the acquisition of AOA.

Our current plans for future capital expenditures include: (i) approximately $2.0 million for investment and expansion of our Suzhou, China facility; (ii) $4.5 million for the purchase of our Blackwood, New Jersey facility; (iii) $750,000 for continued investment in manufacturing capacity expansion at our Blackwood, New Jersey headquarters; and (iv) $1.0 million for additional manufacturing automation equipment and information technology related equipment.

Financing activities

Cash used in financing activities was $7.4 million and $2.4 million for the six months ended June 30, 2003 and 2002. The increase in cash used by financing activities is primarily due to $15.7 million in principal payments on notes payable partially offset by proceeds of (i) $4.1 million from the issuance of notes payable, (ii) $2.4 million from line of credit borrowings and (iii) $1.7 million from the exercise of stock options and purchases under employee stock purchase plan.

Cash provided by financing activities was $(19.2) million, $1.3 million and $20.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Cash used in financing activities in 2002 reflected $21.1 million used to pay down our revolving credit facility and term note partially offset by $2.1 million of proceeds from the issuance of notes payable.

Cash provided by financing activities in 2001 reflected $14 million of proceeds from the issuance of notes payable and borrowings on the line of credit offset in part by $12.6 million in payments on notes payable related to the Amended Credit Agreement. The credit facility and the subsequent amendments and restructuring are more fully described below under “Outstanding debt and financing arrangements.”

Cash provided by financing activities in 2000 reflected $21.8 million of proceeds from the issuance of notes payable and borrowings on the line of credit under our original credit facility. The credit facility and the subsequent amendments and restructuring are more fully described below under “Outstanding debt and financing arrangements.”

Outstanding debt and financing arrangements

In connection with the acquisition of AOA on January 8, 2001, we entered into a $45.0 million credit facility with our primary bank, as agent for other bank parties. Under the terms of the credit facility, we secured a $20.0 million term loan and a $25.0 million revolving credit line. Proceeds from the credit facility were applied toward the financing of the acquisition of AOA, paying down our existing term loans and lines of credit and providing us and our subsidiaries with working capital. We granted a security interest in our assets and properties to our primary bank as agent for the banks as security for borrowings under the credit facility.

On July 9, 2002, we replaced the credit facility by executing an Amended and Restated Credit Agreement (the “Amended Credit Agreement”) with our lenders. The Amended Credit Agreement provided for a term loan in the amount of $9.2 million and a revolving credit facility of $14.0 million.

On January 31, 2003, we executed an Amendment (the “Amendment”) to the Amended Credit Agreement. The Amendment extended the maturity date of the Amended Credit Agreement to January 31, 2006 and provided for a $13.0 million revolving credit facility and a $4.5 million term loan. Principal payments on the term loan are $94,000 per month commencing in March 2003 with the balance due at maturity. The interest rates under the Amendment are prime plus 0.25% on borrowings under the revolving credit facility and prime plus 0.75% on the term loan. We have the option to select LIBOR rate interest plus spreads ranging from 3.00% to 3.50%. The Amendment lowers the commitment fee to 0.25% on the unused facility. We may be required to make additional prepayments under the Amendment upon the occurrence of certain events or if there is excess cash flow, both as defined in the Amendment. The Amendment contains various negative and positive covenants including minimum tangible net worth requirements and fixed charge coverage ratios. The Amendment provides for a minimum Tangible Net Worth level that ranges from $4,000,000 to $9,000,000 depending on the period being measured, and a minimum fixed charge coverage ratio of consolidated cash flow from operations to fixed charges that is at least 1.1 to 1.0. The fixed charge coverage ratio is calculated on a year to date basis for 2003 and on a rolling four-quarter basis thereafter. Metrologic has been in compliance with the covenants in its loan agreements since July 2002. The security interest in our assets and properties granted to the bank pursuant to the Amended Credit Agreement remains in effect under the Amendment. The Amendment requires the daily application of our receipts as payments against the revolving credit facility and daily borrowings to fund cash requirements.

In addition to the revolving credit facility provided by the Amendment, in 2002 we entered into recourse factoring, or invoice discounting agreements, with Heller Bank, NMB-Heller Limited, Société General and La Caixa. These agreements provide us with availability of up to $5.8 million, using December 31, 2002 exchange rates at interest rates ranging from 3.45% to 6.75%. At June 30, 2003, $3.6 million was outstanding under such agreements and is included in our lines of credit for reporting purposes.

In connection with our acquisition of AOA, we issued Subordinated Promissory Notes aggregating $11.0 million to United Technologies Optical Systems, Inc., or UTOS, the former parent of AOA. In January 2003, we entered into an agreement with UTOS to accelerate the principal payments on the Subordinated Promissory Notes. In accordance with the agreement, we paid UTOS $5.0 million on January 31, 2003 and $3.8 million on March 31, 2003 as payment in full of our obligations under the Subordinated Promissory Notes. Accordingly, we recorded a $2.2 million gain on the extinguishment of the Subordinated Promissory Notes in March 2003.

In order to provide us with sufficient subordinated financing within the time period required to meet the terms of the payoff agreement with UTOS which provided us a $2.2 million gain, in January 2003, we issued a $4.3 million subordinated note to C. Harry Knowles, our Chairman and Chief Executive Officer and his spouse,

Janet H. Knowles, a Director and Vice President, Administration. The subordinated note bears interest at 10.0% and requires 60 monthly principal payments of $36,000 with the balance of $2.1 million due in January 2008. In connection with this note, we issued a common stock purchase warrant, expiring on January 31, 2013, to Mr. and Mrs. Knowles to purchase 97,500 shares of our common stock at an exercise price of $6.94 per share, which was the fair market value of our common stock on the date of issuance. These warrants were valued at the time of issue at approximately $250,000, and the resulting original issue discount will be amortized into interest expense over the life of the subordinated note payable. The Board engaged Janney Montgomery Scott LLC, or JMS, to assist it in connection with this transaction. Further, the Board concluded that the subordinated debt from Mr. and Mrs. Knowles was significantly less costly to us with respect to the interest rate, warrants and payment terms than could be obtained from an independent third party. William Rulon-Miller, a Director of the Company, is Senior Vice President of JMS. JMS received a fee of $225,000 for its work in connection with the Amendment and the subordinated debt.

Foreign Currency Exchange

Our liquidity has been, and may continue to be, adversely affected by changes in foreign currency exchange rates, particularly the value of the U.S. dollar relative to the euro, the Brazilian real, the Singapore dollar and the Chinese renminbi. In an effort to mitigate the financial implications of the volatility in the exchange rate between the euro and the U.S. dollar, we may selectively enter into derivative financial instruments to offset our exposure to foreign currency risks. Derivative financial instruments may include (i) foreign currency forward exchange contracts with our primary bank for periods not exceeding six months, which partially hedge sales to our German subsidiary and (ii) euro based loans, which act as a partial hedge against outstanding intercompany receivables and the net assets of our European subsidiary, which are denominated in euros. Additionally, our European subsidiary invoices and receives payment in certain other major currencies, including the British pound, which results in an additional mitigating measure that reduces our exposure to the fluctuation between the euro and the U.S. dollar although it does not offer protection against fluctuations of that currency against the U.S. dollar. No material derivative instruments were outstanding at June 30, 2003.

Acquisition of Interests in Joint Ventures

Our 51.0% joint venture interests in MEI and MEF contain options for us to purchase the remaining 49.0% interests. The purchase price under the option is calculated based on a twelve-month multiple of sales and provides us with a twelve-month period in which to find a buyer or negotiate a purchase price with a default minimum. We have agreed to purchase the 49.0% of MEI that we do not own for approximately 5.3 million euros or $5.7 million. Payments will be made over 3 years commencing in August 2003. We have not received any notice concerning the purchase option we hold on MEF.

Disclosures about Contractual Obligations and Commercial Commitments(1)

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)
Long-term debt	$8,973	$2,509	$4,312	$2,152	$—
Capital lease obligations	232	83	149	—	—
Operating leases	13,361	2,457	5,690	1,421	3,793
Option to purchase minority interest in joint venture	6,702	2,474	4,228	—	—

Total contractual cash obligations	$29,268	$7,523	$14,379	$3,573	$3,793

Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
	(In thousands)
Revolving credit facility	$3,491	$1,756	$1,735	$—	$—

(1)	Based on information as of June 30, 2003 except information regarding operating leases, which is as of December 31, 2002.

Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, asset impairment, intangible assets and inventory and accounts receivable. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. See Note 2 to our consolidated financial statements, “Accounting Policies,” located elsewhere in this prospectus for a summary of each significant accounting policy. We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition.    Revenue related to sales of our products and systems is generally recognized when products are shipped or services are rendered, the title and risk of loss has passed to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. We accrue related product return reserves and warranty expenses at the time of sale. Additionally, we record estimated reductions to revenue and charges to sales, general and administrative expenses for customer programs and incentive offerings including special pricing agreements, price protection, promotions and other volume-based incentives. We recognize revenue and profit as work progresses on long-term contracts using the percentage of completion method, which relies on estimates of total expected contract revenue and costs. Recognized revenues and profits are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known.

Bad Debts.    We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory.    We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value, less disposal costs and reasonable profit margin, based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory writedowns may be required.

Goodwill.    Goodwill represents the excess of the cost of businesses acquired over the fair value of the related net assets at the date of acquisition. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” we no longer amortize goodwill, but test for impairment of goodwill using a discontinued cash flow analysis.

Long-Lived Assets.    We assess the impairment of our long-lived assets, other than goodwill, including property, plant and equipment, identifiable intangible assets and software development costs whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include significant changes in the manner of our use of the acquired asset, changes in historical or projected operating performance and significant negative economic trends.

Research and Development/Software Development Costs.    We expense all research and development costs as incurred. Research and development expenses may fluctuate due to the timing of expenditures for the varying states of research and product development and the availability of capital resources. We capitalize costs incurred for internally developed product software where economic and technological feasibility has been established and for qualifying purchased product software. We assess the recoverability of our software development costs against estimated future revenue over the remaining economic life of the software.

Impact of Recently Issued Accounting Standards.    In April 2002, the Financial Accounting Standards Board (“FASB”) issued Statement No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” In addition to other technical provisions, this statement requires all gains and losses from the extinguishment of debt to be included as an item of income from continuing operations. We adopted the provisions of this statement on January 1, 2003.

In July 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, certain liabilities were recognized at the date of an entity’s commitment to an exit plan. We will adopt the provisions of this statement for exit or disposal activities initiated after December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46. This interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. We do not expect the adoption of FIN 46, which is required on July 1, 2003, to have any significant impact on our consolidated financial position, consolidated results of operations or liquidity.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk Sensitive Instruments.    The market risk inherent in our market risk sensitive instruments and position is the potential loss arising from adverse changes in foreign currency exchange rates and interest rates.

Interest Rate Risk.    Our bank loans expose our earnings to changes in short-term interest rates, since interest rates on the underlying obligations are either variable or fixed for such a short period of time as to effectively become variable. The fair values of our bank loans are not significantly affected by changes in market interest rates. The impact on earnings of a hypothetical 10% decrease in interest rates on our long-term debt would have been approximately $300,000 and $172,000 in 2001 and 2002, respectively. Actual results may differ.

Foreign Exchange Risk.    We periodically enter into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, namely the euro, thereby mitigating our risk that would otherwise result from changes in exchange rates. Principal transactions hedged are intercompany sales and payments. Gains and losses on forward foreign exchange contracts and the offsetting losses and gains on hedged transactions are reflected in our statement of operations. A large percentage of our foreign sales are transacted in foreign local currencies. As a result, our international operating results are subject to foreign exchange rate fluctuations. A hypothetical 10% percent strengthening or weakening of the U.S. dollar against the euro could have had an impact of $50,000 and $132,000 on our net earnings in 2001 and 2002, respectively. Actual results may differ.

For example, a $0.01 increase or decrease in the projected exchange rate of the U.S. dollar to the euro results in a comparable increase or decrease in diluted earnings per share for a three month period, assuming our sales denominated in euros are approximately 10 million euros per quarter. Our average quarterly sales denominated in euros in 2002 was approximately 11.1 million euros.

We are subject to risk from fluctuations in the value of the euro relative to the U.S. dollar for our European subsidiaries, which use the euro as their functional currency and translated into U.S. dollars in consolidation. Such changes result in cumulative translation adjustments which are included in other comprehensive income (loss). At December 31, 2002, we had translation exposure. The potential effect on other comprehensive income (loss) resulting from a hypothetical 10% change in the quoted euro rate amounts to $717,000 and $891,000 in 2001 and 2002, respectively. Actual results may differ.

In addition, we held debt denominated in euros at December 31, 2002 and recognized foreign currency translation adjustments in net income. The potential loss resulting from a hypothetical 10% adverse change on the quoted euro rate is approximately $891,000 in 2002. Actual results may differ.

BUSINESS

Overview

We are experts in optical image capture and processing solutions. We utilize our expertise to design, manufacture and market sophisticated imaging and scanning solutions serving a variety of point-of-sale, commercial and industrial applications. Our solutions utilize a broad array of laser, holographic and vision-based technologies designed to provide superior functionality and a compelling value proposition for our customers.

The majority of our sales are derived from products that scan and decode bar codes in retail environments. In addition, we design and manufacture sophisticated adaptive optical systems primarily for government and commercial customers. We believe we have been able to increase our market share in our point-of-sale and industrial markets by offering products with superior performance and features at price points that are very competitive with the products offered by others and by providing superior customer service.

Our business is divided into two major segments: Point-of-Sale/Original Equipment Manufacturers, or POS/OEM, and Industrial Scanning and Optical.

POS/OEM bar code scanners are typically either handheld scanners or fixed projection scanners. Handheld bar code scanners are principally suited for retail point-of-sale, document processing, library, healthcare and inventory applications. Fixed projection scanners, which can be mounted on or in a counter, are principally suited for supermarkets, convenience stores, mass merchandisers, health clubs and specialty retailers.

Industrial Scanning and dimensioning products are comprised of fixed position systems that are either laser- or vision-based. These systems range from simple, one-scanner solutions to complex, integrated systems incorporating multi-scanner, image capture and dimensioning technologies. Adaptive optical solutions are highly customized, sophisticated, laser-based systems that correct for the natural distortion of light as it exits a complex laser and travels through the atmosphere or other transmission medium.

For additional information concerning our business segments, please refer to Note 13, Financial Reporting For Business Segments and Geographic Information, of the Notes to the Consolidated Financial Statements.

Since 2001, we have increased sales, cash flow from operations and net income. We have accomplished this primarily by applying our engineering expertise to develop innovative products that have expanded our market opportunities and by focusing on cost reduction to maintain a competitive advantage. For example, in 2003 we have introduced several new products that have approximately doubled the addressable point-of-sale markets in which we can sell our products. Our commitment to cost reduction has enabled us to focus on offering products with leading technology at competitive prices. Additionally, we have decreased our overall direct manufacturing costs at our manufacturing facilities as a percentage of sales from 60.3% in 2000 to 58.3% in the first six months of 2003. We expect these trends to continue.

We were founded 35 years ago by C. Harry Knowles, our Chairman and Chief Executive Officer. We are a vertically integrated manufacturer, producing most of our own optics, coatings and components in our manufacturing and design facilities in the United States and China. We have developed a broad portfolio of intellectual property that includes over 230 patents that we aggressively protect. We employ a direct sales force and have a broad network of distributors and VARs to serve customers in over 100 countries through 12 offices worldwide. As of September 2, 2003, we had 961 employees.

Our Markets

Market Background

Automatic Identification and Data Capture, or AIDC, is the identification and direct collection of data into a microprocessor-controlled device, such as a computer system, without the use of a manual input device, such as a keyboard. AIDC technologies accelerate the speed at which information is collected and processed and eliminate errors associated with the collection of that information. AIDC covers a compilation of technologies and services, including bar code technologies, vision systems, radio frequency identification, or RFID, optical character recognition, or OCR, biometrics and card-based technologies.

The largest segment of the AIDC industry is bar code related technology. In the late 1960s, a concerted effort was undertaken to standardize and automate point-of-sale transactions. In 1973, the grocery industry selected the Universal Product Code, or UPC, as the industry standard. Today, there are a variety of bar code formats, or symbologies, that are used in many applications and industries. Bar codes are critical elements in conducting business in today’s global economy because of their ability to accelerate the flow of information with timeliness and accuracy.

We focus our core business on the design, manufacture and sale of bar code scanners. In a report prepared by Venture Development Corporation, or VDC, dated July 2003, the worldwide market for bar code scanners in

2002 was estimated to be $1.3 billion. VDC estimates that this market will grow to $1.9 billion by 2007, representing approximately 8.0% compound annual growth over that period. This estimate includes manufacturer revenues of handheld, retail stationary, industrial stationary and industrial vision-based hardware products.

Markets Served

We serve primarily the point-of-sale and industrial bar code scanning markets. Customers in these markets demand innovative solutions that enable them to more quickly and cost efficiently distribute, track and manage products from the early stages of manufacturing to the ultimate purchase by end users. Our industry addresses these needs with point-of-sale bar code scanners and industrial scanning and dimensioning systems. In addition, we design and manufacture sophisticated adaptive optical systems for government and commercial customers.

Point-of-Sale Bar Code Scanning Products

Point-of-sale bar code scanners are typically either handheld scanners or fixed projection scanners. Handheld bar code scanners are principally suited for retail point-of-sale, document processing, library, healthcare and inventory applications. Fixed projection scanners, which can be mounted on or in a counter, are principally suited for supermarkets, convenience stores, mass merchandisers, health clubs and specialty retailers. The market for these products is typically served by manufacturers like us, distributors or VARs, depending upon the size of the end user. We believe that buying decisions by end users are typically based first upon functionality and price, then reliability and service. The sale of point-of-sale bar code scanning products accounted for $90.0 million or 76.9% of our revenues in 2002.

Industrial Scanning and Dimensioning Products

Industrial scanning and dimensioning products are comprised of fixed position systems that are either laser- or vision-based. These systems range from simple, one-scanner solutions to complex, integrated systems incorporating multi-scanner, image capture and dimensioning technologies. Industrial scanning and dimensioning systems are sophisticated solutions that often utilize high speed conveyor belt systems. Laser-based systems are primarily utilized by the postal handling, transportation and logistics, retail distribution and automotive industries. Vision-based systems, which use camera-based technologies, are primarily used by the postal handling, transportation and logistics and manufacturing industries. We believe end users purchase these systems based first upon functionality and performance, then reliability, service and price. The sale of industrial scanning and dimensioning products accounted for $10.7 million or 9.1% of our revenues in 2002.

Adaptive Optical Systems

Adaptive optical systems are highly customized, sophisticated, laser-based systems that correct for the natural distortion of light as it exits a complex laser and travels through the atmosphere or other transmissive medium. These systems are used in government and commercial applications utilizing the transmission and measurement of light, including semiconductor manufacturing, retinal imaging, laser communications and tactical missile defense, including the airborne laser missile defense system, which is mounted into the nose cone of a modified Boeing 747 as depicted on the inside back cover of this prospectus. Competitors in these markets include government contractors and specialty research and manufacturing companies in the commercial market. We believe contracts are awarded based principally on capability. The sale of adaptive optical systems accounted for $16.4 million or 14.0% of our revenues in 2002.

Our Competitive Strengths

We design, manufacture and market sophisticated imaging and scanning solutions serving a variety of point-of-sale, commercial and industrial applications. Our competitive strengths include:

Compelling Value Proposition

Through the combination of our ongoing investments in research and development and our dedication to low-cost production disciplines, we are able to offer feature-rich products at extremely competitive prices.

Innovative Solutions Through Technological Leadership

We believe that we are recognized as a technological leader within our industry. Our history of innovative solutions includes, among others, the development of one of the earliest handheld bar code scanners, the development of the first bar code scanner to utilize infrared trigger-less activation and the first use of holographic technology with visible laser diodes.

Approximately one out of five of our employees is employed in an engineering capacity, including 40 engineers in Suzhou, China. We believe our engineering expertise and ability to innovate enable us to provide and market a broad range of superior point-of-sale and industrial scanning solutions. Additionally, we are focused on applying our innovative technologies to the development of new solutions designed to expand our addressable markets.

Adaptive Optical and Advanced Imaging Capabilities

We possess significant expertise in adaptive optical and advanced imaging systems for customized, high performance commercial and government applications. Much of the core technology that we develop for these applications is funded through government research and development programs. We have adapted this technology to certain of our laser-based scanners and vision systems. We believe that this technology provides us with an advantage relative to our competitors in new product development. We intend to utilize these capabilities to further penetrate existing markets and to enter new markets.

Intellectual Property Portfolio

Over the past five years, we have almost quadrupled our patent portfolio to over 230 issued patents and we currently have an additional 200 new patent applications pending. We will continue to invest in patent applications and aggressively protect our patent position from competitors who we believe infringe our patents.

Multiple Distribution Channels Worldwide

We sell our products in over 100 countries through 12 direct sales offices located around the world. Our direct sales force concentrates on large retail and OEM accounts in North America and, more recently, Europe and Asia. We also sell our products through a growing network of distributors and VARs. Our use of multiple distribution channels worldwide allows us to expand our market presence and ultimately provide our products to more end users.

Vertically Integrated Low-Cost Manufacturing

We have two primary manufacturing facilities, one in Blackwood, New Jersey and one in Suzhou, China. While we outsource some of our component requirements, we believe our ability to manufacture many key components of our products has led to increased quality and lower manufacturing costs, enabling us to be more competitive. The vertical integration of our manufacturing operations also aids in new product development and enables a more rapid response to our end users’ application specific needs.

We design and manufacture an increasing number of our high volume products at our facility in Suzhou, China. Our operations in China allow us to take advantage of lower direct labor, manufacturing and research and development costs. We are finalizing plans to approximately double the size of this facility.

Our Growth Strategy

Our goal is to increase sales and profits by increasing our market share in our existing markets, by entering new markets in which we can apply our engineering and manufacturing expertise, by reducing our costs and by making selective strategic acquisitions.

Increase Our Share of Existing Markets through New Products and Expanded Sales Efforts

We continually invest in developing new and improved products to meet the changing needs of our existing customers. During the past two years we have introduced several new laser scanners for point-of-sale applications and the iQ180, a new high speed, vision-based, image capture and dimensioning system for the parcel and postal handling, distribution and warehousing markets.

We have recently concentrated our direct sales efforts to further penetrate the largest retailers in the United States. We have also expanded our international network of distributors and VARs, and our relationships with OEMs. To better serve our customers and distribution partners, we have increased our investments in support and service capabilities, enhanced product availability and reliability, and increased our custom product design and manufacturing capabilities.

Enter New Markets

A significant portion of our product development activities is focused on the introduction of point-of-sale and industrial products to open markets that we have not previously served. For example, during 2003, we introduced the Stratos, a bi-optic high speed supermarket scanner, a new handheld laser scanner featuring Bluetooth wireless communications capabilities and a new, competitively priced two-dimensional handheld bar code scanner. VDC estimates that the bi-optic in-counter scanner market, which our Stratos product is intended to serve, was approximately $153 million in worldwide sales in 2002, which increases by approximately 37% our addressable point-of-sale market with just one new product. Combined with our other new products introduced, we have effectively doubled our addressable point-of-sale market. In addition, we are currently adapting our advanced vision-based technology to satisfy emerging retail applications that require the capture of more than one-dimensional bar codes. We believe that our combination of high quality products, service and support at lower price points will enable us to successfully continue to enter and compete in these markets.

Reduce Costs While Maintaining Our Technological Capabilities

Our customers seek low-cost yet reliable and full-featured products. We continually strive to reduce our manufacturing costs through product engineering and design efforts and development of cost-efficient manufacturing equipment and processes. We intend to expand our design and manufacturing capabilities at our Suzhou, China facility to further take advantage of cost efficiencies. Quality and productivity initiatives are also important elements of our cost reduction strategies.

Selectively Pursue Strategic Acquisitions

In addition to our internal development and organic growth, we may selectively pursue strategic acquisitions that we believe will broaden or complement our current technology base and allow us to serve additional end users and their evolving needs. For example, our acquisition of AOA in 2001, enhanced our technical and engineering capabilities in industrial and image acquisition applications.

Our Products

Our products include laser bar code scanners, industrial products and advanced optical systems and are sold primarily to distributors, VARs, OEMs and directly to end users in various industries, in locations throughout the world. Our products are generally used as part of an integrated system and are connected to a host device, such as a personal computer or electronic point-of-sale equipment. Our products can be classified into one of the following three categories:

•	Point-of-Sale Bar Code Scanners and OEM Scan Engines;

•	Industrial High Speed Vision and Scanning Systems; and

•	Adaptive Optical Systems.

Point-of-Sale Bar Code Scanners and OEM Scan Engines

Single-line Handheld Scanners

We produce a broad line of laser-based bar code scanners that produce a single linear scan line and are predominantly used as handheld devices by their operators. We believe customers choose single-line handheld scanners for their relatively low-cost and portability. They are particularly suited for applications where items vary significantly in size, bar codes are arranged in lists or for reading exceptionally wide bar codes.

Products	Key Features/Benefits	Selected Applications

Pulsar	Entry level laser Shorter scan range

Eclipse	Mid-level priced laser Medium scan range	Retail point-of-sale Inventory management Library checkout Hospital patient identification Document processing

Voyager	Value-priced, high-end laser Long scan range Automatic trigger for presentation scanning
VoyagerCG VoyagerPDF VoyagerBT	Voyager with CodeGate switch Voyager with two-dimensional symbol reading Voyager with Bluetooth wireless communication

Combination Handheld/Presentation Scanners

We produce a line of compact, laser-based scanners that generate a pattern of 20 intersecting scan lines for scanning bar codes independent of the bar code’s orientation to the scanner, also known as omnidirectional scanning. Given their small size, light weight and omnidirectional capability, compact combination scanners are well suited for applications that require occasional portability given the size of objects being scanned or where counter space is limited.

Products	Key Features/Benefits	Selected Applications

MS6720	Separate scanner and stand for portability Fully adjustable stand	Convenience stores Pharmacy Hardware stores Airline ticketing Apparel and specialty retail

Cubit	Protective rubber housing Adjustable built-in stand

Orbit	Contoured, hand-supportable, industrial design Unique one-piece tilting scan head

High Speed Fixed Projection Scanners

Our line of fixed protection, laser-based bar code scanners, allow operators to quickly sweep bar codes by the scanner in any orientation. This provides easy to use, high speed scanning by eliminating or reducing an operator’s need to twist and turn bar codes within the scanner’s working range. Fixed projection scanners are particularly useful in applications that require high throughput, a capability valued by our customers.

Products	Key Features/Benefits	Selected Applications

ArgusScan (Vertical scanner)	Four-position mounting stand Small footprint	Grocery Mass merchandisers Liquor stores ATM/self-service Gated entry

InVista (Vertical scanner)	Large scan area User-replaceable window Built-in Electronic Article Surveillance antenna

Horizon (In-counter scanner)	User-replaceable window Scratch-resistant window options Built-in Electronic Article Surveillance antenna

Stratos (Bi-optic in-counter scanner)	Bi-optic, 6-sided scanning Redundant scanning system 10-minute field repair Visual diagnostic indicator

Portable Data Collection Terminals

Our line of portable data collection terminals consists of battery-powered handheld devices incorporating a scanning module, a keypad, an application software program and memory. Portable data collection terminals are particularly useful in applications that require mobile data management.

Products	Key Features/Benefits	Selected Applications

ScanPal 2	Traditional screen placement Long battery life Laser or linear imager options	Inventory management Price lookup Shelf price audit Hospital patient data Gift registry

Navigator	Unique bottom screen placement Single-handed operation Larger memory (2Mb)

OEM Scan Engines

We produce laser-based scanning modules or engines, which are designed for integration into a variety of OEM equipment. We offer several standard and custom scan engine models that vary in physical size, scan pattern, decoding capabilities and scan speed. We believe customers choose our scan engines for their low-cost, ease of integration, robust scanning characteristics and, where applicable, fully sealed construction.

Products	Key Features/Benefits	Selected Applications

microQuest (linear engine)	3V battery operation Extremely small size Very low power consumption	Portable scanning devices Reverse vending Mass storage devices Medical instrumentation Interactive kiosks

ScanQuest (linear engine)	Completely sealed module for easy handling Decoded and non-decoded models Tight beam control for automated applications

Cubit (omnidirectional engine)	Completely sealed module for easy handling Simple remote configuration Superior up close scanning for self-service devices

Industrial High Speed Vision and Scanning Systems

Our line of laser-and vision-based industrial products and scanning systems are branded and marketed under the AOA name. Laser-based systems are typically chosen for their lower cost and their ability to read one- dimensional bar codes. We believe that vision-based technology is rapidly becoming the predominant system sought by companies in many industries including transportation and logistics, manufacturing, and parcel and postal handling. Vision-based systems offer greater functionality than traditional laser scanning devices including increased bar code read rates, two-dimensional bar code decoding, image capture and OCR capability.

Products	Key Features/ Benefits	Selected Applications

Tech Series HoloTrak Series (Laser-Based Scanning Systems)	Variety of models One-dimensional bar code scanning Patented holographic technology (HoloTrak)	Walk-under scanning, order processing, moderate speed conveyor applications

iQ Series (Vision-Based Imaging Systems)	Unique laser illumination One-dimensional and two-dimensional bar code reading Image lift and processing Parcel dimensioning Fixed focus and variable focus models	High speed conveyor scanning Pharmaceutical manufacturing Postal and parcel handling

Qtrace LDI (Laser- and Vision-Based Systems)	Compact size High performance Dimensions parcels Detects overlapping packages	High speed conveyor Dimensioning Postal and parcel handling

HoloTunnel iQ Tunnel (Multiple Device Laser- or Vision-Based Systems)	Highly customizable One-dimensional and two-dimensional bar code reading and image acquisition Dimensioning OCR	Distribution/warehousing conveyor systems Parcel and postal handling Airport baggage handling

Adaptive Optical Systems

We are a leading provider of high performance adaptive optical systems primarily to government and commercial customers. Adaptive optical systems are sophisticated, laser-based systems that correct for the natural distortion of light as it travels through the atmosphere.

Our systems are designed and developed for highly advanced and customized applications that require the highest standards of accuracy, reliability and performance. As part of our adaptive optics systems, we design and manufacture highly engineered components, wave front sensors and monolithic lenslet modules, or MLMs. Wave front sensors provide correction signals that control deformable mirrors. MLMs are arrays of micro lenses that focus and shape laser beams and images. These advanced components each have applications in the control and conditioning of lasers, retinal imaging and laser communications. Our products are typically integrated into larger, customized systems.

Research and Product Development

We employ 181 engineers, approximately 19% of our employees, who participate in our engineering development programs. Our engineers primarily develop new products, derivations of existing products and improvements to our products’ reliability, ergonomics and performance. Approximately 25% of our engineers are located in Suzhou, China. Our acquisition of AOA in 2001 significantly increased our engineering capabilities, especially as they relate to optics and image capture. We strive to utilize these capabilities wherever possible in our point-of-sale and industrial scanners to maximize our products’ functionality and facilitate new product development.

Substantially all of our products are developed internally by our engineering development programs. All of our recently introduced products, including Stratos, VoyagerBT and VoyagerPDF are a result of this process. During 2000, 2001 and 2002, we incurred expenses of approximately $5.0 million, $6.5 million and $6.9 million, respectively, on research and development. We also participate in government and customer funded research programs.

Manufacturing

We manufacture our products primarily at our Blackwood, New Jersey and Suzhou, China facilities. Our China facility is strategically located approximately 60 miles from Shanghai, allowing us access to high quality engineers and factory employees, and close proximity to ports for shipping and receiving goods. Both manufacturing facilities are vertically integrated, enabling us to quickly adapt and enhance our products and services to meet specific customer requirements. This capability reduces the length of our new product development cycle and our products’ overall time to market.

Our industrial scanning products, along with many of our newer products, are manufactured in our Blackwood, New Jersey facility, which is ISO 9001 certified. ISO 9001 is a system of management standards promulgated by the International Organization of Standardization that sets forth what a company must do to manage processes effecting quality. We manufacture a majority of our handheld products, which are lower cost, higher volume products, in our China facility. We intend to increasingly add manufacturing of other low-cost, high volume products to Suzhou, China to take advantage of lower costs. We are in the process of finalizing plans to approximately double the size of our China facility.

We have invested and will continue to invest in capital production equipment and tooling that will further automate production, increase capacity and reduce costs.

Suppliers

Although we manufacture many key components of our products, we also use a limited number of suppliers. We do not believe that the loss of any one supplier would have a long-term adverse effect on our business, although set-up costs and delays would likely result if we were required to change any single supplier without adequate prior notice. We believe our relationships with our suppliers are good.

Sales and Marketing

We market our products and services on a global basis direct to end users and OEMs and through a network of distributors and VARs. We have offices in 11 countries and sell our products into more than 100 countries.

We have contractual relationships with numerous distributors and dealers and a limited number of OEMs, VARs and end users. OEMs purchase our products, incorporate them into their systems and sell them under their own names. VARs purchase our products and other peripheral components needed for specific applications and sell them directly to end users. By utilizing multiple distribution channels, we have been able to expand our market presence, broaden our distribution network and sell to industries other than those serviced by our direct sales force. We provide training and technical support to our distributors and resellers to assist them in marketing and servicing our systems. We also encourage our resellers to become authorized service providers so that they can provide technical support directly to their customers.

Our subsidiaries sell, distribute and service our products throughout major markets of the world. In February 1999, we established an engineering and manufacturing subsidiary, Metro (Suzhou) Technologies Co., Ltd., with operations located near Shanghai, China. Currently, a portion of our products are manufactured by Metro (Suzhou) Technologies Co., Ltd. for sale to us and the other subsidiaries. In addition, the adaptive optical systems market is served through our AOA subsidiary.

Customers and End Users

We sell indirectly through distributors and VARs and directly to end users and OEMs. Our core markets include retail point-of-sale, industrial systems and advanced optical systems.

Our customers and end users within the retail point-of-sale market include: department stores and chains, video rental chains, supermarkets, convenience store chains, hospitals, pharmacies, banks and libraries among others. Within our industrial systems market our customers and end users include: major package handlers, worldwide transportation and logistics companies, postal agencies, automotive and automotive component manufacturers, computer manufacturers, large industrial prime contractors, airlines and pharmaceutical manufacturers. In our advanced optical systems market our customers include governmental contractors, specialty research agencies and manufacturing companies.

The method by which we sell our products is typically dependent upon the nature of the end market application. For example, the majority of our retail point-of-sale products are sold through indirect distribution channels. By contrast, the majority of our sales in the industrial market are sold direct to key end users and integrators, and the majority of our sales in the advanced optical market were sold through large prime contractors in 2002.

Inventory and Backlog

We endeavor to produce products based upon a forecast derived from historical sales, actual weekly shipments and regularly updated estimates of future demand. Together with our vertical integration, this forecasting process allows us to satisfy customers’ shipment demands with limited inventory of completed products and component parts.

As of June 30, 2003, we had approximately $17.3 million in backlog orders of which $12.3 million is attributable to AOA contracts. All except $4.0 million of such backlog orders are anticipated to be filled prior to December 31, 2003. As of June 30, 2002, we had approximately $6.8 million in backlog orders, of which approximately $4.8 million was attributable to AOA contracts. All such backlog orders as of June 30, 2002 were completed by December 31, 2002.

Competition

Our industry is highly competitive. Our point-of-sale products, including handheld scanners and fixed projection scanners, compete primarily with those produced by U.S. manufacturers Hand Held Products, Inc. (a Welch Allyn affiliate), Intermec Technologies Corporation (a division of UNOVA Inc.), NCR Corporation, PSC Inc., and Symbol Technologies, Inc.; European manufacturer Datalogic S.p.A.; and Asian manufacturers Densei, Fujitsu Limited, Nippondenso ID System and Opticon, Inc. Our industrial scanners primarily compete with those produced by U.S. manufacturers Accu-Sort Systems, Inc., Microscan Systems, Inc.; and European manufacturers Datalogic S.p.A., Sick AG and Vitronics Soltec GmbH; and Opticon, Inc. in Asia. While many of our competitors are larger and have greater financial, technical, marketing and other resources than we do, we believe that we compete successfully on the basis of price, quality, value, service and product performance.

Intellectual Property

We file domestic and foreign patent applications to protect our technological position and new product development. As of September 2, 2003, we owned 197 U.S. patents, which expire between 2003 and 2021, and 37 foreign patents, which expire between 2005 and 2018. In addition, we have over 200 patent applications currently on file with the U.S. Patent and Trademark Office and foreign patent offices with respect to certain products and improvements we have developed. We own numerous U.S. and foreign trademark registrations. We intend to continue to file applications for United States and foreign patents and trademarks. Although we believe that our patents provide a competitive advantage, we also rely upon our proprietary know-how, innovative skills, technical competence and marketing abilities.

Facilities

Our executive offices and U.S. manufacturing facilities are located in Blackwood, New Jersey and are currently leased by us from C. Harry Knowles, our Chairman and Chief Executive Officer, and Janet H. Knowles, our Vice President, Administration and Director. The building is approximately 116,000 square feet, of which approximately 82,000 square feet is dedicated to manufacturing. In order to reduce our operating costs, we intend to purchase this facility with a portion of the proceeds from this offering. See the section of this prospectus entitled “Use of Proceeds.” Our facility in Suzhou, China is leased by us and is approximately 20,000 square feet. We are currently finalizing plans to double the size of and purchase the expanded facility and additional land for future expansion.

Our subsidiaries each lease office space from third parties. Future minimum lease payments to non-related parties required under lease agreements as of December 31, 2002 are $2.5 million in 2003, $2.3 million in 2004, $1.9 million in 2005, $1.5 million in 2006, $1.4 million in 2007 and $3.8 million thereafter.

Government Regulations

Both we and our products are subject to regulation by various agencies both in the United States and in the countries in which our products are sold. In the United States, various federal agencies including the Food & Drug Administration’s Center for Devices and Radiological Health, the Occupational Safety and Health Administration and various state and municipal government agencies, have promulgated regulations concerning laser safety and radio emissions standards. In Canada, laser safety is regulated by Industry Canada. We also submit our products for safety certification throughout the world by recognized testing laboratories such as the Underwriters Laboratories, Inc. and the Canadian Standards Association. The European countries in which our products are sold also have standards concerning electrical and laser safety and electromagnetic compatibility and emissions.

Weighing systems used in conjunction with our Stratos scanner model are regulated by various national and state organizations such as the Office of Weights and Measures of the National Institute of Standards and Technology in the United States and the International Organization of Legal Metrology.

We believe that all of our products are in material compliance with current standards and regulations; however, regulatory changes in the United States and other countries may require modifications to certain of our products in order for us to continue to be able to manufacture and market these products.

Legal Proceedings

We protect our technological position and new product development with domestic and foreign patents. When we believe competitors are infringing on these patents, we may pursue claims or other legal action against these parties. Additionally, from time-to-time, we receive legal challenges to the validity of our patents or allegations that our products infringe the patents of others.

We are currently involved in matters of litigation arising in the normal course of business as well as the matters described below. We believe that such litigation either individually or in the aggregate will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

On July 21, 1999, we and six other leading members of the Automatic Identification and Data Capture Industry (the “Auto ID companies”) jointly initiated litigation against the Lemelson Medical, Educational, & Research Foundation, Limited Partnership (the “Lemelson Partnership”). The suit was commenced in the U.S. District Court, District of Nevada in Reno, Nevada, and later transferred to the U.S. District Court in Las Vegas, Nevada. The Lemelson Partnership has contacted many of the Auto ID companies’ customers demanding a one-time license fee for certain so-called “bar code” patents transferred to the Lemelson Partnership by the late Jerome H. Lemelson. We and the other Auto ID companies have received many requests from our customers asking that the Auto ID companies undertake the defense of these claims using our knowledge of the technology at issue. Certain of these customers have requested indemnification against the Lemelson Partnership’s claims from us and the other Auto ID companies, individually and/or collectively with other equipment suppliers. We, and to our knowledge, the other Auto ID companies, believe that generally we have no obligation to indemnify our customers against these claims and that the patents being asserted by the Lemelson Partnership against Auto ID companies customers with respect to bar code equipment are invalid, unenforceable and not infringed.

In the litigation, the Auto ID companies seek a declaration that certain patents are invalid, unenforceable and not infringed. The other six Auto ID companies who are plaintiffs in the lawsuit are Accu-Sort Systems, Inc., Intermec Technologies Corporation, a wholly owned subsidiary of UNOVA, Inc., PSC Inc., Symbol Technologies, Inc., Teklogix Corporation, a wholly owned U.S. subsidiary of Teklogix International, Inc., and Zebra Technologies Corporation. The parties are currently awaiting a decision by the trial court.

On October 13, 1999, we filed suit for patent infringement against PSC Inc. (PSC) in the U.S. District Court for the District of New Jersey. The complaint asserts that at least seven of our patents are infringed by a variety of point-of-sale bar code scanner products manufactured and sold by PSC. The complaint seeks monetary damages as well as a permanent injunction to prevent future sales of the infringing products. On November 22, 2002, PSC filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The Court issued an automatic stay in this case while the bankruptcy was pending. The stay was lifted on July 18, 2003, and the Court issued a ruling on the Markman hearing on August 26, 2003 entering a decision and order providing an interpretation of the claims in suit. It is expected that the parties will refile their respective motions for summary judgment during the next several months.

On May 3, 2002, we were served with a lawsuit that was filed on April 12, 2002 by Symbol Technologies, Inc., in the U.S. District Court for the Eastern District of New York alleging that we were in breach of the terms of the License Agreement between us and Symbol (the “Agreement”). The Complaint sought a declaratory judgment from the Court that we were in breach of the Agreement. On March 31, 2003, the Court entered its decision on the parties’ respective motions for summary judgment, and finding in our favor, the Court dismissed certain counts of Symbol’s complaint. On April 9, 2003, Symbol voluntarily dismissed the remaining counts of the complaint. Symbol filed its Notice of Appeal with the U.S. Court of Appeals for the Second Circuit on May 7, 2003. The Court of Appeals has set a schedule for the filing of briefs, with argument set for November 2003.

On June 18, 2003, the Company filed suit against Symbol Technologies, Inc. in the U.S. District Court for the District of New Jersey alleging claims of patent infringement of certain of our patents by at least two Symbol products. The complaint also contains a claim for breach of the 1996 Cross License Agreement between the parties (the “Cross License Agreement”). Symbol’s answer to the complaint, filed on July 30, 2003, included counterclaims requesting that a declaratory judgment be entered that patents in suit are invalid, are not infringed by Symbol and that Symbol is not in breach of the Cross License Agreement.

We are not aware of any other legal claim or action against us, which could be expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Employees

As of September 2, 2003, we had approximately 961 full-time employees worldwide. None of our employees currently is represented by a labor union. However, under Chinese law, if we have over 200 employees in China, these employees will be required to be represented by a union. We expect that by 2005, our employees in Suzhou, China will be represented by a union in accordance with Chinese law. Management believes that its relationships with its employees are good.

MANAGEMENT

The following table sets forth, as of September 9, 2003, certain information concerning our directors and executive officers:

Name	Age	Position
Senior Management
C. Harry Knowles*	75	Chairman of the Board and Chief Executive Officer
Thomas E. Mills IV	43	Director, President and Chief Operating Officer
Kevin J. Bratton	54	Chief Financial Officer

Operational Management
Dale M. Fischer	63	Vice President, International Sales
Janet H. Knowles*	61	Director, Vice President, Administration, Secretary and Treasurer
Benny A. Noens	55	Vice President, European Sales, and Managing Director, Metrologic Instruments GmbH
Joseph Sawitsky	41	Vice President, Manufacturing
Mark C. Schmidt	33	Vice President, Marketing
Nancy A. Smith	37	Vice President, General Counsel
Jeffrey Yorsz	46	Vice President, Industrial Systems and President and General Manager of AOA
Directors **
Richard C. Close	61	Director
John H. Mathias	57	Director
Stanton L. Meltzer	64	Director
Hsu Jau Nan	58	Director
William Rulon-Miller	55	Director

*	Mr. and Mrs. Knowles are husband and wife.
**	We intend to add two additional independent directors as soon as practicable following the offering.

Senior Management

C. Harry Knowles is our founder and has been Chairman of the Board of Directors since our inception in 1969. He has also served as Chief Executive Officer since 1985. Mr. Knowles served as our President from our inception through 1982 and from 1985 until 1999. In addition, Mr. Knowles served as chief technical officer with responsibility for all of our research and development activities from 1982 to 1985. Prior to founding Metrologic, Mr. Knowles was the general manager of Westinghouse Electric Corporation’s integrated circuits division in Elkridge, Maryland.

Thomas E. Mills IV has served as our President since February 9, 2000, a director since March 25, 1999, and Chief Operating Officer since April 1999. Previously, he served as our Vice President, Finance from June 1995 until July 1, 2002 and as Chief Financial Officer from May 1994 until July 1, 2002. Mr. Mills was employed by Ferranti International, Inc., a defense electronics company, from 1986 to April 1994 in various positions, most recently as Senior Vice President, U.S. Operations.

Kevin J. Bratton began serving as our Chief Financial Officer on July 1, 2002. Prior to joining us, Mr. Bratton was employed as the Chief Financial Officer of The JPM Company, a company that manufactured wire and cable assemblies at various locations throughout the world, from June 2000 through June 2002. The JPM Company filed a Chapter 11 petition in the United States Bankruptcy Court for the District of Delaware on March 1, 2002. From July 1999 to May 2000, Mr. Bratton was the Director of External Reporting at The JPM Company. Prior to joining the JPM Company, Mr. Bratton was a Vice President and Treasurer of IGI, Inc., a manufacturer of poultry biologics and veterinary pharmaceuticals from 1983 to 1999.

Operational Management

Dale M. Fischer has served as Vice President, International Sales since 1994. Previously, he served as our Director of International Marketing and Sales from 1990 to 1993. From 1989 to 1990, Mr. Fischer was Chairman of Great Valley Corporation, a worldwide marketing and product development company. From 1967 until 1988, Mr. Fischer held several positions with TRW Electronics Component Group (“TRW”), most recently as International Marketing, Sales and Licensing Director. Mr. Fischer was responsible for marketing and sales of TRW products in more than 50 countries and was responsible for the implementation of a joint venture in Japan and the establishment of seven technology and manufacturing licenses throughout the world. Mr. Fischer has also served as President of Dalex International Corporation, a company devoted to export/import and worldwide market development.

Janet H. Knowles has served as a director since 1986 and previously was a director from 1972 to 1984. Mrs. Knowles has served as Vice President, Administration and Secretary since 1984 and as Treasurer since 1994. Mrs. Knowles is responsible for our administrative matters. Previously, Mrs. Knowles served as Vice President, Administration from 1976 to 1983.

Benny A. Noens has served as Vice President, European Sales since 1994 and served as our European Sales Manager from 1991 to 1993. In addition, Mr. Noens has been Managing Director of Metrologic Instruments GmbH since 1994 served as our European Sales Manager from 1991 to 1993. From 1980 until 1991, Mr. Noens held several positions with Data General Corporation, including serving in Latin America as Marketing and Distribution Manager. Prior to his employment at Data General, Mr. Noens managed a division of C.T. Janer Co., an import/export company located in Rio de Janiero, Brazil.

Joseph Sawitsky has served as our Vice President, Manufacturing since November 1999. He joined us in 1998 as the Production Manager. After serving in the U.S. Navy Nuclear Submarine Force, he worked at ICI Composites from 1990 to 1994 and manufactured specialty polymer materials for the aerospace and industrial markets. From 1994 to 1998 he held several positions with Zenith Electronic Corporation making consumer electronic equipment.

Mark C. Schmidt has served as our Vice President, Marketing since November 1999. He has been employed by us since 1992. During his tenure, Mr. Schmidt has progressed from Optical Engineer to the position of POS Product Manager in 1995 and Marketing Manager in 1997.

Nancy A. Smith has served as our Vice President, General Counsel since March 2002. Ms. Smith joined us in 1996 as corporate counsel and patent attorney. Prior to joining us, Ms. Smith was employed as a patent attorney for a law firm in Baltimore, Maryland.

Jeffrey Yorsz has served as our Vice President, Industrial Systems since March 2002. Mr. Yorsz also has served as President and General Manager of AOA, since its acquisition in January 2001. He joined AOA as an engineer in 1984 and has held prior positions of Manager of Electrical Engineering and Assistant General Manager of AOA.

Directors

Richard C. Close has served as a director since September 1999. He is a private investor and also provides consulting and transition management for companies in connection with merger and acquisition activities. From January 1997 until August 2000, Mr. Close served as President and General Manager of Polaroid Graphics Imaging LLC. Polaroid Graphics Imaging LLC was formerly a division of Polaroid Corporation and is now a privately owned independent company. Mr. Close served as President and Chief Executive Officer of Computer Identics Corporation from 1993 until 1997.

John H. Mathias has served as a director since September 1999. Mr. Mathias currently is President of Asia Technologies, LLC, a supplier of components to high tech industries in Southeast Asia and the United States. From 1981 to 2002 he was Chairman and Chief Executive Officer of The JPM Company, a publicly traded company that manufactured wire and cable assemblies at various locations throughout the world. The JPM Company filed a chapter 11 petition in the United States Bankruptcy Court for the District of Delaware on March 1, 2002.

Stanton L. Meltzer has served as a director since 1987. Mr. Meltzer is a certified public accountant and since 1964 has been a principal in the firm of Gold, Meltzer, Plasky & Wise, a professional corporation of certified public accountants, located in Moorestown, New Jersey. He has chaired conferences, lectured and taught courses to accountants throughout the United States for the American Institute of Certified Public Accountants and other professional organizations.

Hsu Jau Nan has served as a director since September 1999. Mr. Hsu is an owner and managing director Fair-Rite Asia PTE Ltd., a ferrite core manufacturing company, and Seamax Engineering PTE Ltd., an electronic component design and trading company. From 1973 to 1983, Mr. Hsu was an Engineering Manager for General Electric’s television operations.

William Rulon-Miller has served as a director since December 1997. Mr. Rulon-Miller joined the investment banking firm of Janney Montgomery Scott Inc. in 1979 and currently serves as Senior Vice President and Director of Investment Banking. He is a partner of Five Penn Center Partners, a director of The Penn Janney Fund, Inc. and on the Investment Committee of the Co-Investment Fund 2000, all of which are private venture capital organizations.

Committees of the Board of Directors

The Board of Directors has an Audit Committee, a Compensation Committee and an Incentive Committee.

The Audit Committee currently consists of three members of the Board of Directors: John H. Mathias, Stanton L. Meltzer and William Rulon-Miller, all of whom are independent from us and our management as independence is currently defined in the NASD’s listing standards.

The Compensation Committee currently consists of three members of the Board of Directors: Richard C. Close, Stanton L. Meltzer and William Rulon-Miller.

The Incentive Committee currently consists of four members of the Board of Directors: C. Harry Knowles, Janet H. Knowles, Thomas E. Mills IV and Hsu Jau Nan.

Executive Compensation

Summary of Cash and Certain Other Compensation

The following table summarizes the compensation earned during each of the last three fiscal years by our Chief Executive Officer and our four other most highly compensated executive officers (the “Named Executive Officers”).

		Annual Compensation						Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary($)		Bonus($)		Other Annual Compensation		Securities Underlying Options(#)	All Other Compensation ($)(1)
C. Harry Knowles Chairman of the Board and Chief Executive Officer	2002 2001 2000	$350,000 350,000 275,000	(2)	$	— — 250,000	— — —		— — —	$7,200 6,300 1,847

Thomas E. Mills IV President and Chief Operating Officer	2002 2001 2000	250,000 250,000 215,000	(3)		— — 250,000	— — —		15,000 — 12,000	6,600 6,300 1,847

Dale M. Fischer Vice President, International Sales	2002 2001 2000	160,000 157,400 155,000			117,648 122,420 148,362	— — —		18,000 — 12,000	6,600 6,300 1,847

Benny A. Noens Vice President, EMEA and Managing Director, Metrologic Instruments GmbH	2002 2001 2000	170,000 162,500 155,000			196,287 326,140 161,435	$8,603 8,478 7,034	(4) (4) (4)	30,000 — —	6,600 6,300 1,847

Jeffrey Yorsz Vice President, Industrial Systems And President and General Manager, Adaptive Optics Associates, Inc.	2002 2001 2000	160,000 160,000 —	(5)		31,000 179,600 —	— — —		15,000 30,000 —	12,600 11,400 —

(1)	Represents our contributions to our profit sharing plan, including employer 401(k) matching contributions, on behalf of each Named Executive Officer. Also includes our contribution to AOA’s Money Purchase Plan on behalf of Mr. Yorsz.
(2)	Represents base salary of $200,000 through June 2000 and $350,000 thereafter.
(3)	Represents base salary of $180,000 through June 2000 and $250,000 thereafter.
(4)	Includes certain foreign housing costs paid by us on behalf of Mr. Noens.
(5)	Mr. Yorsz’s employment with us did not begin until our acquisition of AOA in January 2001. He became an officer in March 2002.

Stock Option Grants in 2002

The following table sets forth information concerning options to purchase shares of common stock granted pursuant to our Incentive Plan during the year ended December 31, 2002 to each of our Named Executive Officers.

Individual Grants
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees During 2002	Exercise Price	Expiration Date	Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
C. Harry Knowles(1)	—	—	—	—	—	—
Thomas E. Mills IV	15,000	3.5%	$2.95	(2)	$27,860	$70,603
Dale M. Fischer	18,000	4.2	2.95	(2)	33,432	84,723
Benny A. Noens	30,000	7.0	2.95	(2)	55,720	141,206
Jeffrey Yorsz	15,000	3.5	2.95	(3)	27,860	70,603

(1)	In connection with our debt refinancing on January 31, 2003, we issued warrants to Mr. and Mrs. Knowles to purchase 97,500 shares of common stock at an exercise price of $6.94 per share, expiring on January 31, 2013.
(2)	Options are exercisable as follows subject to certain conditions: 20.0% on each September 9, 2002, 2003, 2004, 2005 and 2006. Options expire ten years from the date of grant.
(3)	Options become exercisable in full on September 9, 2005. Options expire ten years from the date of grant.

Value of Options Held at December 31, 2002

The following table sets forth information with respect to the number of shares covered by exercisable and unexercisable options held by our Named Executive Officers on December 31, 2002 and the value of such unexercised options on December 31, 2002. No stock options were exercised by any Named Executive Officer during 2002.

	Number of Securities Underlying Unexercised Options at 12/31/02		Value of Unexercised In- the-Money Options at 12/31/02 (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
C. Harry Knowles	—	—	—	—
Thomas E. Mills IV	97,500	18,000	$7,460	$26,160
Dale M. Fischer	75,900	18,600	8,768	31,392
Benny A. Noens	34,800	26,400	13,080	52,320
Jeffrey Yorsz	—	45,000	—	32,700

(1)	Options are in-the-money if the market value of the shares covered thereby is greater than the options’ exercise price. Calculated based on the fair market value at December 31, 2002 of $5.13 per share, less the exercise price.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We lease our executive offices and manufacturing facilities in Blackwood, New Jersey from C. Harry Knowles, our Chairman and Chief Executive Officer, and Janet H. Knowles, Vice President, Administration, and a director. During 2002, we paid Mr. and Mrs. Knowles an aggregate of approximately $526,000 under the lease agreement for rent payments. Under the terms of our Amended and Restated Credit Agreement dated July 9, 2002, we were not permitted to make rental payments to Mr. and Mrs. Knowles during the term of such agreement. As a result, we accrued an additional $340,000 of rent expense during 2002. We paid this amount to Mr. and Mrs. Knowles during the first quarter of 2003 after we executed an Amendment to the Amended and Restated Credit Agreement.

We have an agreement in principle with Mr. and Mrs. Knowles to purchase, with a portion of the proceeds from this offering, our executive offices and manufacturing facilities for $4.75 million. Two independent appraisals valued the property at $5.0 million and $5.6 million.

Additionally, in connection with the Amended and Restated Credit Agreement, certain directors and executive officers made loans to us, which amounts were held as cash collateral under the terms of the Amended and Restated Credit Agreement. Specifically, C. Harry Knowles and Janet H. Knowles, Dale M. Fischer and Hsu Jau Nan loaned us $400,000, $125,000 and $475,000, respectively. The loans accrued interest at a rate of 9.0% per annum and were paid in full by us in February 2003.

On December 19, 2001 Janet H. Knowles borrowed $75,000 from us under a promissory note to be repaid on or about August 31, 2002 or the termination of the Amended and Restated Credit Agreement, whichever was later. We made the loan to Mrs. Knowles as a result of her pledge of cash collateral to the banks in her capacity as guarantor for the borrowings under our credit facility. This loan was paid in full by Mrs. Knowles in February 2003.

In order to provide us with sufficient subordinated financing within the time period required to meet the terms of an early payoff agreement of other subordinated debt, which provided a $2.2 million gain, in January 2003, we issued a $4.3 million subordinated note to C. Harry Knowles, our Chairman and Chief Executive Officer and his spouse, Janet H. Knowles, a Director and Vice President, Administration. The subordinated note bears interest at 10.0% and requires 60 monthly principal payments of $36,000 with the balance of $2.1 million due in January 2008. In connection with this note, we issued an amended and restated common stock purchase warrant, expiring on January 31, 2013, to Mr. and Mrs. Knowles to purchase 97,500 shares of our common stock at an exercise price of $6.94 per share, which was the fair market value on the date of issuance. These warrants were valued at the time of issue at approximately $250,000, and the resulting original issue discount will be amortized into interest expense over the life of the subordinated note. The Board engaged Janney Montgomery Scott LLC to assist it in connection with this transaction. Further, the disinterested Board members concluded that the subordinated debt obtained from Mr. and Mrs. Knowles was on terms at least as favorable to us as could have been obtained from independent third parties with respect to interest rate, warrants and payment terms.

The accounting firm in which Stanton L. Meltzer, one of our directors, is a principal, charged us fees of approximately $105,000 during 2002 for tax consulting services performed for us.

The investment banking firm of Janney Montgomery Scott LLC, in which William Rulon-Miller, one of our directors, serves as Senior Vice President and Director of Investment Banking, charged fees totaling approximately $200,000 in 2001 in connection with the acquisition of AOA. In 2002 and 2003, we paid Janney Montgomery Scott LLC $50,000 and $175,000, respectively, for certain services as our financial advisor and placement agent in connection with our plans to refinance the Amended and Restated Credit Agreement.

Management believes that each of these transactions was entered into on terms no less favorable to us than we could have obtained from unaffiliated third parties.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 2, 2003 by: (i) each of our directors and the Named Executive Officers; (ii) all of our directors and executive officers as a group; and (iii) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering(1)			Shares Beneficially Owned After the Offering(1)
	Number		Percent	Number		Percent
C. Harry Knowles	5,255,997	(2)	61.0%	5,255,997	(2)	52.0%
Janet H. Knowles	5,255,997	(2)(3)	61.0%	5,255,997	(2)(3)	52.0%
Richard C. Close	34,500	(4)	*	34,500	(4)	*
John H. Mathias	21,750	(5)	*	21,750	(5)	*
Stanton L. Meltzer	41,750	(6)	*	41,750	(6)	*
Thomas E. Mills IV	109,826	(7)(8)	1.3%	109,826	(7)(8)	1.1%
Hsu Jau Nan	27,000	(9)	*	27,000	(9)	*
William Rulon-Miller	19,800	(10)	*	19,800	(10)	*
Dale M. Fischer	103,318	(11)(12)	1.2%	103,318	(11)(12)	1.0%
Benny A. Noens	65,996	(13)	*	65,996	(13)	*
Jeffrey Yorsz	—		*	—		*
Dimensional Fund Advisors Inc.	471,300	(14)	5.5%	471,300	(14)	4.7%
Bjurman, Barry & Associates, George Andrew Bjurman and Owen Thomas Barry III	504,218	(15)	5.9%	504,218	(15)	5.0%
All executive officers and directors as a group (16 persons)	5,828,286	(16)	64.1%	5,828,286	(16)	55.0%

*	Less than 1%.
(1)	Unless otherwise indicated, each person has sole voting power with respect to shares shown as beneficially owned by such person. For purposes of calculating the number and percentage of shares beneficially owned, the number of shares of common stock deemed outstanding prior to the offering consists of 8,518,028 shares outstanding on September 2, 2003 and after the offering consists of 10,018,028, plus the number of shares underlying common stock options or warrants held by the named person that are exercisable within 60 days.
(2)	Includes 97,500 shares of common stock subject to warrants exercisable within 60 days, 328,500 shares of common stock held by the Knowles Science Teaching Foundation, 20 East Redman Avenue, Haddonfield, New Jersey 08033, and 205,497 shares held by a trust for which Janet H. Knowles serves as Co-Trustee and for which C. Harry Knowles may be deemed to have shared voting and investment power.
(3)	Janet H. Knowles, a Director and Vice President, Administration is the wife of C. Harry Knowles and, therefore, may be deemed to have shared voting and investment power with respect to the 4,624,500 shares owned directly by Mr. Knowles.
(4)	Includes 34,500 shares of common stock subject to options exercisable within 60 days.
(5)	Includes 21,000 shares of common stock subject to options exercisable within 60 days.
(6)	Includes 9,750 shares of common stock subject to options exercisable within 60 days.
(7)	Includes 102,000 shares of common stock subject to options exercisable within 60 days.
(8)	Includes an aggregate of 450 shares held by Mr. Mills’ children.
(9)	Includes 27,000 shares of common stock subject to options exercisable within 60 days.
(10)	Includes 15,750 shares of common stock subject to options exercisable within 60 days.
(11)	Includes 80,700 shares of common stock subject to options exercisable within 60 days.
(12)	Includes 1,500 shares held in a trust of which Mr. Fischer is a trustee and a beneficiary.
(13)	Includes 60,000 shares of common stock subject to options exercisable within 60 days.

(14)	According to Schedule 13G filed with the Securities and Exchange Commission on February 10, 2003, Dimensional Fund Advisors Inc. of 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401 reported sole voting and dispositive power with respect to 471,300 shares of common stock.
(15)	According to Schedule 13G filed with the Securities and Exchange Commission on July 10, 2003, Bjurman, Barry & Associates (“BB&A”), George Andrew Bjurman and Owen Thomas Barry III of 10100 Santa Monica Boulevard, Suite 1200, Los Angeles, CA 90067 reported sole voting and dispositive power with respect to 504,218 shares of common stock. George Andrew Bjurman and Owen Thomas Barry III may, as a result of their ownership in and positions with BB&A, be indirect beneficial owners of the equity securities held by BB&A.
(16)	Includes 472,880 shares of common stock subject to options exercisable within 60 days and 97,500 shares of common stock subject to a warrant exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 15,000,000 shares of common stock, par value $.01 per share and 500,000 shares of preferred stock, par value $.01 per share. Immediately after the sale of the 1,500,000 shares of common stock offered by us, there will be 10,018,028 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Each share of common stock is entitled to one vote. Shareholders do not have cumulative voting rights in the election of directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. We do not currently intend to pay cash dividends on our common stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of the offering will be fully paid and non-assessable. As of September 2, 2003, there were 119 holders of our common stock.

Preferred Stock

The Board of Directors may, without action by our shareholders, issue preferred stock from time to time in one or more series for such consideration and, within certain limits, with such relative rights, privileges and preferences as the Board of Directors may determine. Accordingly, the Board of Directors has the power to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of preferred stock issued in the future.

Issuance of the preferred stock, while providing us flexibility in connection with possible acquisitions and other corporate purposes, may be used, in certain circumstances, to create voting impediments on extraordinary corporate transactions or to frustrate persons seeking to effect a merger or otherwise to gain control of us. We have no present plans to issue any shares of preferred stock.

Options

As of September 2, 2003, options to purchase a total of 1,312,638 shares of our common stock were outstanding and options to acquire up to 493,921 shares of common stock may be granted in the future under our existing stock option plans.

Common Stock Purchase Warrant

We issued an amended and restated common stock purchase warrant covering 97,500 shares to C. Harry Knowles and Janet H. Knowles in connection with their subordinated loan to us on January 31, 2003. The warrant may be exercised in whole or in part of any time until January 31, 2013. The exercise price for the warrant is $6.94 per share. See the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Limitation of Liability

Our Amended and Restated Certificate of Incorporation (the “Amended Charter”) limits the liability of our directors and officers to the maximum extent permitted by New Jersey law. Thus, our directors and officers shall not be personally liable to us or our shareholders for any breach of any duty based upon an act or omission, except for an act or omission (i) in breach of such person’s duty of loyalty, (ii) not in good faith, (iii) involving a knowing violation of law, or (iv) resulting in receipt by such person of an improper personal benefit. We maintain directors’ and officers’ liability insurance.

New Jersey Shareholders Protection Act

We are subject to the New Jersey Shareholders Protection Act (the “Shareholders Protection Act”). The Shareholders Protection Act provides that a corporation cannot engage in any business combination with an interested shareholder for a period of five years after the date that the interested shareholder becomes an interested shareholder (the “stock acquisition date”) unless approved by the Board of Directors prior to the stock acquisition date. In addition, a corporation cannot engage in a business combination with an interested shareholder unless the business combination (i) was approved by the corporation’s board of directors prior to the stock acquisition date, (ii) is approved by the vote of two-thirds of the voting stock not beneficially owned by the interested shareholder at a meeting called for such purpose or (iii) meets numerous fair dealing conditions related to the consideration paid to shareholders other than the interested shareholder.

An “interested shareholder” is a person who (i) beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding common stock of a corporation or (ii) an affiliate or associate of a corporation which beneficially owned 10% or more of the voting power of the outstanding stock of a corporation at any time during the five years prior to the date in question. “Business combinations,” when used to refer to conduct between any New Jersey business corporation and any interested shareholder of that corporation, generally include the following: mergers, sales or other dispositions of assets having an aggregate market value of 10% or more of the aggregate market value of all of the assets of the corporation, the issuance or transfer of a corporation’s stock having an aggregate market value of 5% or more of the aggregate market value of the outstanding stock of the corporation, the adoption of a plan of liquidation, reclassification of securities or any receipt of any benefit of loans or guarantees not in the ordinary course of the corporation’s business. These provisions could have the effect of discouraging a third-party from attempting to obtain control of us, even though such attempt might be beneficial to us and our shareholders, and could have a depressive effect on the market price of our common stock. We believe that such provisions help to assure the continuity and stability of our Board of Directors and our business strategies and policies.

Certain Provisions of the Amended and Restated Certificate of Incorporation

Our Amended Charter provides for the Board of Directors to be divided into three classes serving staggered terms. As a result, only one class of directors is elected at each annual meeting of shareholders. The Amended Charter also provides that shareholders, before being permitted to nominate directors for election, must give timely notice and make certain disclosures about (i) themselves, (ii) their ownership of shares in the Company and (iii) the proposed nominees and their ownership of shares in the Company. In addition, in order to bring business before a shareholders’ meeting, shareholders must give timely notice and make certain disclosures about (i) themselves, (ii) their ownership of shares in the Company, (iii) the reason for the proposal and (iv) their financial interest in the proposal. These provisions could have the effect of discouraging a third-party from attempting to obtain control of us, even though such attempt might be beneficial to us and our shareholders, and could have a depressive effect on the market price of our common stock. We believe that such provisions help to assure the continuity and stability of our Board of Directors and our business strategies and policies.

Transfer Agent and Registrar

StockTrans, Inc. is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Based on the number of shares outstanding on September 2, 2003, upon completion of this offering we will have outstanding an aggregate of 10,018,028 shares of our common stock, excluding any exercises of outstanding options or warrants. Of these shares, all 1,500,000 sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, promulgated under the Securities Act, which rules are summarized below.

The market price of our stock could decline as a result of sales by our existing shareholders of a large number of shares of our stock in the market after this offering or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Lock-up Agreements

Each of our directors and certain of our executive officers and shareholders have agreed, subject to specified limited exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days (270 days in the case of the shares owned by Mr. and Mrs. Knowles) after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Raymond James & Associates, Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the underwriters, except that without such consent we may grant options under our existing stock option plans or issue shares upon exercise of options or warrants outstanding on the date of this prospectus or options granted in accordance with the foregoing. Raymond James & Associates, Inc. has agreed to permit one of our executive officers to sell in the open market up to 22,500 shares of common stock. There are currently no other agreements between the underwriters and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the lock-up period.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our common stock for a least one year would be entitled to sell publicly within any three-month period a number of such shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 100,180 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 of the sale with the SEC.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Sales by Non-Affiliates

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights Agreement

C. Harry Knowles and Janet H. Knowles, who own an aggregate of 4,624,500 shares of common stock, have certain demand and piggyback registration rights with respect to 97,500 shares of common stock issuable upon exercise of an outstanding common stock purchase warrant held by them. Mr. and Mrs. Knowles have waived their right to include such shares in this offering.

Stock Options

We have filed with the SEC registration statements on Forms S-8 under the Securities Act covering an aggregate of 3,150,000 shares of common stock reserved for issuance under our stock option plan and Employee Stock Purchase Plan. As of September 2, 2003, options to purchase 1,312,638 shares of common stock were issued and outstanding under our stock option plan, 598,158 of which are vested, and 652,408 shares were reserved for issuance under our Employee Stock Purchase Plan.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2003, the underwriters named below, for whom Raymond James & Associates, Inc., William Blair & Company, L.L.C. and Needham & Company, Inc. are acting as representatives, have severally agreed to purchase from us the respective numbers of shares of common stock set forth opposite their names below:

Underwriter	Number of Shares
Raymond James & Associates, Inc.
William Blair & Company, L.L.C.
Needham & Company, Inc.

Total	1,500,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any materially adverse change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent auditors. The nature of the underwriters’ obligation is such that they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased.

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 225,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any, in connection with the sale of our common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter’s initial amount set forth in the table above.

The following table summarizes the underwriting discounts and commissions to be paid by us to the underwriters and the expenses payable by us for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per Share	Aggregate Without Option	Aggregate With Option
Underwriting discounts and commissions payable by us	$	$	$
Expenses payable by us	$	$	$

We have been advised that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $             per share to certain other dealers. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

We, our directors and certain of our executive officers and shareholders have agreed that for a period of 90 days (270 days in the case of the shares owned by Mr. and Mrs. Knowles) after the date of the underwriting agreement we and they will not, without the prior written consent of Raymond James & Associates, Inc., directly or indirectly offer, sell, contract to sell, grant or otherwise dispose of (including short sales, sales against the box and/or other hedging or derivative transactions), or announce any intention to execute any of the foregoing, with respect to:

•	any shares of our common stock; or

•	any other securities convertible into, or exchangeable for, shares of our common stock or such similar securities, owned of record or beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by such person whether owned as of the date of this prospectus or acquired after the date of this prospectus, other than (A) the tender of shares of common stock to us for the purpose of paying the exercise price and any applicable withholding taxes in connection with the exercise of outstanding stock options granted by us, (B) the transfer of shares of common stock to us in connection with the repurchase of such shares by us, (C) a bona fide gift of our common stock, provided that the donee agrees to be bound by the foregoing terms, or (D) the transfer of our common stock, by will or intestacy or to a trust the beneficiary of which is a family member of the transferor; provided that prior to any such transfer each transferee agrees to be bound by the foregoing terms. Raymond James & Associates, Inc. has agreed to permit one of our executive officers to sell in the open market up to 22,500 shares of common stock. We may, during this time, grant options and issue shares upon the exercise of options and issue shares under our Employee Stock Purchase Plan.

Until the offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market, or otherwise.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.

LEGAL MATTERS

Certain legal matters relating to the validity of the shares of common stock being offered by this prospectus will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, as set forth in their report. We have included our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act but prior to the termination of any offering of securities made by this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003 and June 30, 2003;

•	Our Current Reports on Form 8-K, dated July 14, 2003, June 10, 2003 and February 4, 2003; and

•	The description of our common stock under the caption “Item 1. Description of Registrant’s Securities to be Registered” contained in our Registration Statement on Form 8-A dated August 19, 1994.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to Metrologic Instruments, Inc., Attn: Investor Relations, 90 Coles Road, Blackwood, New Jersey 08012, telephone number (856) 228-8100.

Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference, shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any supplement or any document incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC are available free of charge on the Investor Relations page of our website as soon as reasonably practicable after such reports are filed electronically with the SEC. The public may read and copy any reports or other information that we file with the SEC at the SEC’s Public Reference Room, Room 1024 at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These documents are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. You may also obtain a copy of the registration statement at no cost by writing us at the following address:

Metrologic Instruments, Inc.

Attn: Investor Relations

90 Coles Road

Blackwood, NJ 08012

www.metrologic.com

This prospectus is one part of a registration statement filed on Form S-3 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information concerning us and the securities, you should read the entire registration statement, including this prospectus and any related prospectus supplements, and the additional information described under the sub-heading “Documents Incorporated by Reference” above. The registration statement has been filed electronically and may be obtained in any manner listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

Our URL and the SEC’s URL above are intended to be inactive textual references only. Such information on our or the SEC’s web site is not a part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

METROLOGIC INSTRUMENTS, INC. AND SUBSIDIARIES

Financial Statements for the period ended June 30, 2003

METROLOGIC INSTRUMENTS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	June 30, 2003	December 31, 2002
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,688	$1,202
Restricted cash	—	1,000
Accounts receivable, net of allowance	20,167	20,412
Inventory	15,796	14,039
Deferred income taxes	999	268
Other current assets	1,562	2,258

Total current assets	40,212	39,179

Property, plant and equipment, net	12,185	12,600
Patents and trademarks, net of amortization	4,926	4,688
Holographic technology, net of amortization	310	368
Advance license fee, net of amortization	1,235	1,294
Goodwill	15,855	15,175
Deferred income taxes	—	190
Other assets	688	758

Total assets	$75,411	$74,252

Liabilities and shareholders’ equity
Current liabilities:
Current portion of lines of credit	$1,756	$1,347
Current portion of notes payable	2,166	4,708
Current portion of notes payable to officers	426	1,000
Accounts payable	8,261	8,719
Accrued expenses	10,620	9,389
Deferred contract revenue	821	1,707

Total current liabilities	24,050	26,870
Lines of credit, net of current portion	1,735	—
Notes payable, net of current portion	3,183	14,431
Notes payable to officers, net of current portion	3,430	—
Deferred income taxes	651	—
Other liabilities	4,169	3,480
Shareholders’ equity:
Preferred stock, $0.01 par value: 500,000 shares authorized; none issued	—	—
Common stock, $0.01 par value: 10,000,000 shares authorized; 8,432,108 and 8,208,833 shares issued and outstanding on June 30, 2003 and December 31, 2002, respectively	84	82
Additional paid-in capital	19,579	17,661
Retained earnings	20,590	14,601
Accumulated other comprehensive loss	(2,060)	(2,873)

Total shareholders’ equity	38,193	29,471

Total liabilities and shareholders’ equity	$75,411	$74,252

See accompanying notes.

METROLOGIC INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Sales	$32,079	$29,412	$64,368	$56,941
Cost of sales	18,445	19,352	37,551	36,908

Gross profit	13,634	10,060	26,817	20,033
Selling, general and administrative expenses	8,072	7,975	15,868	15,255
Research and development expenses	1,763	1,820	3,524	3,533
Severance costs	—	75	27	351

Operating income	3,799	190	7,398	894

Other income (expenses):
Interest income	8	32	13	55
Interest expense	(280)	(871)	(745)	(1,567)
Foreign currency transaction gain	130	229	155	224
Gain on extinguishment of debt	—	—	2,200	—
Other, net	(129)	(24)	(709)	(14)

Total other income (expenses)	(271)	(634)	914	(1,302)

Income (loss) before income tax provision (benefit)	3,528	(444)	8,312	(408)
Income tax provision (benefit)	1,341	(169)	2,323	(155)

Net income (loss)	$2,187	$(275)	$5,989	$(253)

Basic income (loss) per share:
Weighted average shares outstanding	8,289,886	8,198,408	8,249,359	8,196,777

Basic income (loss) per share	$0.26	$(0.03)	$0.73	$(0.03)

Diluted income (loss) per share:
Weighted average shares outstanding	8,289,886	8,198,408	8,249,359	8,196,777
Net effect of dilutive securities	987,784	—	655,315	—

Total shares outstanding used in computing diluted income (loss) per share	9,277,670	8,198,408	8,904,674	8,196,777

Diluted income (loss) per share	$0.24	$(0.03)	$0.67	$(0.03)

See accompanying notes.

METROLOGIC INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Amounts in thousands)

	Six Months Ended June 30,
	2003	2002
Operating activities:
Net cash provided by operating activities	$8,278	$8,278

Investing activities:
Restricted cash	1,000	—
Purchase of property, plant and equipment	(660)	(1,088)
Patents and trademarks	(422)	(507)
Purchase of minority interest in subsidiary	(70)	—

Net cash used in investing activities	(152)	(1,595)

Financing activities:
Proceeds from exercise of stock options and employee stock purchase plan	1,693	29
Principal payments on notes payable	(15,686)	(1,527)
Proceeds from issuance of notes payable	4,129	102
Net proceeds from (payments on) line of credit	2,364	(901)
Capital lease payments	(22)	(131)
Issuance of warrants	247	—
Amortization of warrants	(20)	—
Increase in deferred financing costs	(110)	—

Net cash used in financing activities	(7,405)	(2,428)
Effect of exchange rates on cash	(235)	132

Net increase in cash and cash equivalents	486	4,387
Cash and cash equivalents at beginning of period	1,202	557

Cash and cash equivalents at end of period	$1,688	$4,944

Supplemental Disclosure:
Cash paid for interest	$1,098	$1,400

Cash paid for income taxes	$1,033	$26

Noncash investing and financing activities:
Equipment acquired through capital leases	$176	—

See accompanying notes.

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts in thousands)

1.    Business

Metrologic Instruments, Inc. and its subsidiaries (collectively, the “Company”) design, manufacture and market bar code scanning and high-speed automated data capture solutions using laser, holographic and vision-based technologies. The Company offers expertise in one-dimensional and two-dimensional bar code reading, optical character recognition, image lift, and parcel dimensioning and singulation detection for customers in retail, commercial, manufacturing, transportation and logistics, and postal and parcel delivery industries. Additionally, through its wholly owned subsidiary, Adaptive Optics Associates, Inc. (“AOA”), the Company is engaged in developing, manufacturing, marketing and distributing custom optical systems which include precision laser beam delivery, high speed imaging control and data processing, industrial inspection, and scanning and dimensioning systems for the aerospace and defense industry in the United States and Canada. The Company’s products are sold in more than 100 countries worldwide through the Company’s sales, service and distribution offices located in North and South America, Europe and Asia.

2.    Accounting Policies

Interim Financial Information

The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the Condensed Consolidated Financial Statements have been included. The results of the interim periods are not necessarily indicative of the results to be obtained for a full fiscal year. The Condensed Consolidated Financial Statements and these Notes should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained herein and the Consolidated Financial Statements and the Notes to Consolidated Financial Statements for the year ended December 31, 2002 contained herein.

Stock-Based Compensation

The Company accounts for stock options under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees.” Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

At June 30, 2003, the Company had one stock-based employee compensation plan. The Company accounts for the plan under the recognition and measurement principles of APB No. 25, and related interpretations. Stock-based employee compensation costs are not reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Amounts in thousands)

following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation (in thousands, except per share amounts).

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net income (loss):
As reported	$2,187	$(275)	$5,989	$(253)
Deduct: (total stock-based employee compensation expense determined under fair value based method, net of related taxes)	(139)	(70)	(275)	(157)

Pro forma	$2,048	$(345)	$5,714	$(410)

Net income (loss) per share:
Basic:
As reported	$0.26	$(0.03)	$0.73	$(0.03)
Pro forma	0.25	(0.04)	0.69	(0.05)
Diluted:
As reported	$0.24	$(0.03)	$0.67	$(0.03)
Pro forma	0.22	(0.04)	0.64	(0.05)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2002; expected volatility of 90%; risk-free interest rate of 3.9%; and expected lives of 5 years. The estimated fair value of the options is amortized to expense over the options’ vesting period. No options were granted during the six months ended June 30, 2003.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

3.    Accounts Receivable

In 2002, Metrologic Instruments GmbH, the Company’s German subsidiary, entered into a factoring agreement with a local bank to provide local financing on a non-recourse basis. The factoring charge ranges from .52% to .62% of the receivables assigned to the bank and outstanding advances bear interest at 6.75%. The following amounts due from factor relating to non-recourse factoring were included in accounts receivable:

	June 30, 2003	December 31, 2002
Receivables assigned to factor	$1,271	$1,645
Less advances from factor	(1,168)	(1,091)

Due from factor	$103	$554

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Amounts in thousands)

4.    Inventory

Inventory consists of the following:

	June 30, 2003	December 31, 2002
Raw materials	$5,801	$5,788
Work-in-process	2,406	1,865
Finished goods	7,589	6,386

	$15,796	$14,039

5.    Comprehensive Income

The Company’s total comprehensive income was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net income (loss)	$2,187	$(275)	$5,989	$(253)
Other comprehensive income:
Change in equity due to foreign currency translation adjustments	528	1,200	813	1,128

Comprehensive income	$2,715	$925	$6,802	$875

6.    Business Segment Information

The Company generates its revenue from the sale of laser bar code scanners primarily to distributors, value-added resellers, original equipment manufacturers and directly to end users, in locations throughout the world. No individual customer accounted for 10% or more of revenues in the three-month and six-month periods ended June 30, 2003 or 2002.

The Company manages its business on a business segment basis dividing the business into two major segments: Industrial Scanning and Optical; and Point of Sale (“POS”)/Original Equipment Manufacturers (“OEM”). Sales were attributed to business segments as set forth in the following table.

	Industrial/ Optical	POS/ OEM	Total Consolidated
Three months ended June 30, 2003:
Sales	$5,428	$26,651	$32,079
Income (loss) before (benefit) provision for income taxes	$(191)	$3,719	$3,528
Identifiable assets	$16,421	$58,990	$75,411
Three months ended June 30, 2002:
Sales	$8,289	$21,123	$29,412
Income (loss) before (benefit) provision for income taxes	$(104)	$(339)	$(444)
Identifiable assets	$18,971	$66,462	$85,433
Six months ended June 30, 2003:
Sales	$10,486	$53,882	$64,368
Income (loss) before (benefit) provision for income taxes	$(530)	$8,842	$8,312
Identifiable assets	$16,421	$58,990	$75,411
Six months ended June 30, 2002:
Sales	$14,695	$42,246	$56,941
Income (loss) before (benefit) provision for income taxes	$(643)	$236	$(408)
Identifiable assets	$18,971	$66,462	$85,433

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Amounts in thousands)

7.    Credit Facility

On January 31, 2003, the Company executed an Amendment (the “Amendment”) to the Amended and Restated Credit Agreement dated July 9, 2002. The Amendment, which extends the Amended and Restated Credit Agreement until January 31, 2006, provides for a $13,000 revolving credit facility and a $4,500 term loan. Principal payments on the term loan are $94 a month commencing in March 2003 with the balance due at maturity. The interest rates under the Amendment are prime plus .25% on borrowings under the revolving credit facility and prime plus .75% on the Term Loan. The Company has the option to select LIBOR rate interest plus spreads ranging from 3.00% to 3.50%. The Amendment lowers the commitment fee to .25% on the unused facility. Beginning with the year ending December 31, 2003, the Company could be required to make additional prepayments under the Amendment upon the occurrence of certain events, including the sale of common stock, or if there is excess cash flow, both as defined in the Amendment. The Amendment contains various negative and positive covenants including minimum tangible net worth requirements and fixed charge coverage ratios. The security interest in the Company’s assets and properties granted to the bank pursuant to the Credit Agreement remains in effect under the Amendment. The Amendment requires the daily application of Company receipts as payments against the revolving credit facility and daily borrowings to fund cash requirements. In connection with the Amendment, the personal guarantees of C. Harry Knowles, Chairman and Chief Executive Officer and his spouse, Janet Knowles, a Director and Vice President, Administration, were released. Outstanding borrowings under the revolving credit facility were $1,735 at June 30, 2003.

Subordinated Debt

In connection with the acquisition of AOA, the Company entered into Subordinated Promissory Notes (“Subordinated Debt”) aggregating $11,000 with United Technologies Optical Systems, Inc. (“UTOS”), the former parent of AOA, with scheduled maturities of $9,000 in 2003 and $1,000 in 2004 and 2005. Interest rates were fixed at 10%. In January 2003, the Company and UTOS entered into a Payoff Agreement to accelerate the principal payments on the Subordinated Debt. In accordance with the Payoff Agreement, the Company paid UTOS $5,000 on January 31, 2003 and $3,800 on March 31, 2003 as payment in full of its obligation under the Subordinated Debt. Accordingly, the Company has recorded a $2,200 gain on the extinguishment of the Subordinated Debt in March 2003.

In order to provide the Company with sufficient subordinated financing within the time period required to meet the terms of the Payoff Agreement which provided the Company with a $2,200 gain, in January 2003, the Company issued a $4,260 subordinated note to C. Harry Knowles, its Chairman and Chief Executive Officer and his spouse, Janet H. Knowles, a Director and Vice President, Administration. The subordinated note bears interest at 10.0% and requires 60 monthly principal payments of $36 with the balance of $2,130 due in January 2008. In connection with this note, the Company issued a common stock purchase warrant, expiring on January 31, 2013, to Mr. and Mrs. Knowles to purchase 97,500 shares of its common stock at an exercise price of $6.94 per share, which was the fair market value on the date of issuance. These warrants were valued at the time of issue at $247 in aggregate, and the resulting original issue discount will be amortized into interest expense over the life of the subordinated note.

8.    Recently Issued Accounting Standards

In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” In addition to other technical provisions, this Statement rescinds FASB Statement No. 4, which required all gains and losses from extinguishment of debt

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Amounts in thousands)

to be aggregated and, if material, classified as an extraordinary item, net of tax. This provision is effective for fiscal years beginning after May 15, 2002, with early adoption permitted. In accordance with the provisions of SFAS 145, the Company has recorded the $2,200 gain on the extinguishment of the Subordinated Debt in Other Income in the Consolidated Statement of Operations for the six months ended June 30, 2003.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Company does not expect the adoption of FIN 46, which is required on July 1, 2003 to have any significant impact on its consolidated financial position, consolidated results of operations, or liquidity.

9.    Legal Matters

Symbol Technologies, Inc. v. Metrologic

On May 3, 2002, the Company was served with a lawsuit that was filed on April 12, 2002 by Symbol in the U.S. District Court for the Eastern District of New York alleging that the Company is in breach of the terms of the License Agreement between Symbol and the Company (the “Agreement”). The allegations of breach relate to the dispute between the parties as to which products are covered by the licenses under the Agreement. On May 30, 2002, the Company was served with an amended complaint in this action. The amended complaint also includes new claims of patent infringement from the date of the alleged breach against the Company and C. Harry Knowles, the Company’s Chairman and CEO. The amended complaint further includes claims for injunctive relief and a claim of fraudulent transfer related to the transactions under the Amended Credit Agreement. The Company believes that Symbol’s claims in the lawsuit are without merit and intends to vigorously defend itself.

The Company filed a motion with the court to stay the infringement actions, and to allow the parties to arbitrate those claims in accordance with the procedures set forth in the Agreement. In response, Symbol filed a motion to stay the arbitration proceedings pending a decision by the court as to whether the issues are subject to arbitration. On October 4, 2002, the parties had a conference with the judge during which a schedule was set for the filing of the parties’ cross motions for summary judgment.

On March 31, 2003, the Court entered its decision on the parties’ respective motions for summary judgment. In finding for the Company, the Court dismissed certain counts of Symbol’s complaint, and granted the Company’s motion to compel arbitration regarding certain matters. On April 9, 2003, Symbol voluntarily dismissed the remaining counts of the complaint and requested that the Court enter a final order in the case. The final order was entered on April 23, 2003. Symbol filed its notice of appeal in May 2003 with the U.S. Court of Appeals for the Second Circuit. The Court of Appeals has set a schedule for the filing of briefs, with arguments set for November 2003.

Management is of the opinion that there are no legal claims against the Company which are expected to have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(Amounts in thousands)

10.    Guarantees

The Company’s borrowings under the Amended Credit Agreement are secured by a pledge of stock in certain significant subsidiaries owned by and guaranteed by one of its subsidiaries. The subsidiary would be required to perform under the guarantees in the event that the Company failed to make principal or interest payments under the Amended Credit Agreement. The Company’s borrowings under the Amended Credit Agreement were $5,860 and $7,345 at June 30, 2003 and December 31, 2002, respectively. If any subsidiary were to borrow under the new credit arrangements, the Company may be required to provide a similar guarantee with respect to the subsidiary’s borrowings.

11.    Subsequent Events

The Company effected a three-for-two stock split of its common stock through a fifty percent (50%) stock dividend paid on July 3, 2003 to shareholders of record at the close of business on June 23, 2003. The accompanying condensed consolidated financial statements have been restated to reflect the effects of the dividend as if it had happened on January 1, 2002.

The Company filed a registration statement with the Securities and Exchange Commission (“SEC”) on August 1, 2003 to register for sale 1,500,000 shares of common stock. In addition, the underwriters may purchase up to an additional 225,000 shares from the Company at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. There can be no assurance, however, that the registration statement filed with the SEC will be declared effective or that the Company will complete the sale of its common stock.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Metrologic Instruments, Inc.

We have audited the accompanying consolidated balance sheets of Metrologic Instruments, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule on page F-38. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metrologic Instruments, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and its related amortization.

/s/    Ernst & Young LLP

Philadelphia, Pennsylvania

February 12, 2003, except for the fifth paragraph of Note 8, and the second and last paragraphs of Note 10, as to which the date is February 28, 2003, and Note 17, as to which the date is August 1, 2003

METROLOGIC INSTRUMENTS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	December 31,
	2002	2001
Assets
Current assets:
Cash and cash equivalents	$1,202	$557
Restricted cash	1,000	3,200
Accounts receivable, net of allowance of $341 and $422 in 2002 and 2001, respectively	20,412	20,401
Income tax refund receivable	—	4,600
Inventory	14,039	18,385
Deferred income taxes	268	1,013
Other current assets	2,258	1,769

Total current assets	39,179	49,925
Property, plant and equipment, net	12,600	13,776
Patents and trademarks, net of amortization of $1,573 and $1,239 in 2002 and 2001, respectively	4,688	4,062
Holographic technology, net of amortization of $714 and $598 in 2002 and 2001, respectively	368	484
Advance license fee, net of amortization of $706 and $588 in 2002 and 2001, respectively	1,294	1,412
Goodwill	15,175	15,249
Deferred income taxes	190	—
Other assets	758	865

Total assets	$74,252	$85,773

Liabilities and shareholders’ equity
Current liabilities:
Current portion of lines of credit	$1,347	$2,433
Current portion of notes payable	4,708	10,833
Notes payable to officers and directors	1,000	—
Accounts payable	8,719	6,930
Accrued expenses	9,389	9,123
Deferred contract revenue	1,707	—

Total current liabilities	26,870	29,319
Lines of credit, net of current portion	—	9,000
Notes payable, net of current portion	14,431	18,465
Deferred income taxes	—	250
Other liabilities	3,480	2,478

Shareholders’ equity:
Preferred stock, $0.01 par value: 500,000 shares authorized; none issued	—	—
Common stock, $0.01 par value: 15,000,000 shares authorized; 8,208,833 and 8,195,073 shares issued and outstanding in 2002 and 2001, respectively	82	82
Additional paid-in capital	17,661	17,607
Retained earnings	14,601	12,926
Accumulated other comprehensive loss	(2,873)	(4,354)

Total shareholders’ equity	29,471	26,261

Total liabilities and shareholders’ equity	$74,252	$85,773

See accompanying notes.

METROLOGIC INSTRUMENTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

	Year ended December 31,
	2002	2001	2000
Sales	$117,116	$113,688	$91,884
Cost of sales	74,385	83,527	55,394

Gross profit	42,731	30,161	36,490
Selling, general and administrative expenses	29,581	32,554	26,314
Research and development expenses	6,929	6,563	4,975
Severance costs	602	—	160

Operating income (loss)	5,619	(8,956)	5,041
Other income (expenses)
Interest income	85	174	257
Interest expense	(2,824)	(4,064)	(1,482)
Foreign currency transaction (loss) gain	(132)	432	530
Other, net	(46)	(138)	(183)

Total other expenses	(2,917)	(3,596)	(878)

Income (loss) before income taxes	2,702	(12,552)	4,163
Provision (benefit) for income taxes	1,027	(4,775)	1,426

Net income (loss)	$1,675	$(7,777)	$2,737

Basic earnings (loss) per share:
Weighted average shares outstanding	8,199,996	8,186,709	8,157,830

Basic earnings (loss) per share	$0.20	$(0.95)	$0.34

Diluted earnings (loss) per share:
Weighted average shares outstanding	8,199,996	8,186,709	8,157,830
Net effect of dilutive securities	35,615	—	179,158

Total shares outstanding used in computing diluted earnings per Share	8,235,611	8,186,709	8,336,988

Diluted earnings (loss) per share	$0.20	$(0.95)	$0.33

See accompanying notes.

METROLOGIC INSTRUMENTS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances, January 1, 2000	$81	$17,056	$17,966	$(559)	$34,544
Comprehensive income:
Net income	—	—	2,737	—	2,737
Other comprehensive loss—foreign currency translation adjustment	—	(45)	—	(1,997)	(2,042)

Total comprehensive income	—	—	—	—	695

Exercise of stock options	—	324	—	—	324
Stock issued through employee stock purchase plan	—	200	—	—	200

Balances, December 31, 2000	$81	$17,535	$20,703	$(2,556)	$35,763
Comprehensive loss:
Net loss	—	—	(7,777)	—	(7,777)
Other comprehensive loss—foreign currency translation adjustment	—	—	—	(1,798)	(1,798)

Total comprehensive loss	—	—	—	—	(9,575)

Stock issued through employee stock purchase plan	1	72	—	—	73

Balances, December 31, 2001	$82	$17,607	$12,926	$(4,354)	$26,261
Comprehensive income:
Net income	—	—	1,675	—	1,675
Other comprehensive income—foreign currency translation adjustment	—	—	—	1,481	1,481

Total comprehensive income	—	—	—	—	3,156

Stock issued through employee stock purchase plan	—	54	—	—	54

Balances, December 31, 2002	$82	$17,661	$14,601	$(2,873)	$29,471

See accompanying notes.

METROLOGIC INSTRUMENTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,
	2002	2001	2000
Operating activities
Net income (loss)	$1,675	$(7,777)	$2,737
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	2,785	3,019	1,957
Amortization	570	2,044	594
Deferred income taxes	(429)	(4,619)	(460)
Loss on disposal of property	164	143	112
Changes in operating assets and liabilities:
Accounts receivable	550	10,089	(4,187)
Inventory	4,883	12,024	(11,628)
Other current assets	4,111	2,126	(2,487)
Other assets	107	86	217
Accounts payable	1,618	604	(3,457)
Accrued expenses	1,234	(3,432)	524
Other liabilities	2,709	1,050	(242)

Net cash provided by (used in) operating activities	19,977	15,357	(16,320)

Investing activities
Purchase of property, plant and equipment	$(1,660)	$(2,208)	$(3,479)
Patents and trademarks	(962)	(1,317)	(750)
Decrease (increase) in restricted cash	2,200	(3,200)	—
Cash paid for purchase of business, net of cash acquired	—	(10,393)	(3,677)
Other intangibles	—	(253)	(284)

Net cash used in investing activities	(422)	(17,371)	(8,190)

Financing activities
Proceeds from exercise of stock options and employee stock purchase plan	54	73	479
Principal payments on notes payable	(18,712)	(12,649)	(1,287)
Proceeds from issuance of notes payable	2,054	9,239	7,002
Net (repayments) or borrowings on line of credit	(2,429)	4,743	14,811
Capital lease payments	(158)	(80)	(106)

Net cash (used in) provided by financing activities	(19,191)	1,326	20,899
Effect of exchange rates on cash	281	(1,087)	(1,027)

Net increase (decrease) in cash and cash equivalents	645	(1,775)	(4,638)
Cash and cash equivalents at beginning of year	557	2,332	6,970

Cash and cash equivalents at end of year	$1,202	$557	$2,332

Supplemental Disclosure
Cash paid for interest	$2,774	$3,913	$1,448

Cash paid for income taxes	$194	$112	$1,243

Tax benefit from exercise of stock options	$—	$—	$120

See accompanying notes.

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

(Dollars in thousands, except per share data)

1.    Business

Metrologic Instruments, Inc. and its subsidiaries (collectively, the “Company”) design, manufacture and market bar code scanning and high-speed automated data capture solutions using laser, holographic and vision-based technologies. The Company offers expertise in 1D and 2D bar code reading, optical character recognition, image lift, and parcel dimensioning and singulation detection for customers in retail, commercial, manufacturing, transportation and logistics, and postal and parcel delivery industries. Additionally, through its wholly-owned subsidiary, Adaptive Optics Associates, Inc. (“AOA”), the Company is engaged in developing, manufacturing, marketing and distributing custom optical systems which include precision laser beam delivery, high speed imaging control and data processing, industrial inspection, and scanning and dimensioning systems for the aerospace and defense industry in the United States and Canada. The Company’s products are sold in more than 100 countries worldwide through the Company’s sales, service and distribution offices located in North and South America, Europe and Asia.

2.    Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Metrologic Instruments, Inc., and its domestic and foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use	of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Product sales revenue is recognized upon shipment of products to customers. The Company has agreements with certain distributors that provide limited rights of return. Allowances for product returns and allowances are estimated based on historical experience and provisions are recorded at the time of shipment. Amounts charged to customers for shipping and handling are included in sales. Shipping and handling amounts incurred by the Company are included in cost of sales.

Revenue Recognition—Contracts

Revenue is recognized on a percentage of completion basis (generally measured using the cost-to-cost method) for fixed-price long-term contracts for the sale of tangible products and upon delivery for short-term contracts. Cost and profit estimates are reviewed periodically as work progresses, and adjustments to revenue recognized, if needed, are reflected in the period in which estimates are revised. Provisions for estimated losses, if any, on uncompleted contracts are made in the periods in which such losses become probable and can be reasonably estimated.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

Fair Values of Financial Instruments

The carrying amounts of cash equivalents, accounts receivable and accounts payable approximate fair value because of their short-term nature. The carrying amount of long-term debt approximates its fair value because the interest rate is reflective of rates that the Company could currently obtain on debt with similar terms and conditions. The Company records an allowance for doubtful accounts when it becomes probable that a customer will be unable to make its required payments. Accounts receivable are written off against the allowance for doubtful accounts when all collection efforts have been abandoned.

Inventory

Inventory is stated at the lower of cost, determined on a first-in, first-out basis, or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is determined on the straight-line method for building and improvements over estimated useful lives of 31 to 39 years and on an accelerated method for machinery and equipment over estimated useful lives of 5 to 15 years.

Patents and Trademarks

Patents and trademarks reflect application and testing costs for products with respect to which the Company has applied for or received patent and trademark protection. Costs expended for successful patent and trademark applications are being amortized on a straight-line basis over their useful lives, which generally are 17 years. Amortization expense is estimated at $368 per year in 2003 to 2007.

Holographic Technology

Holographic Technology resulted from the acquisition of Holoscan, Inc. on March 1, 1996 and is being amortized over ten years. The Company was required to pay the former shareholders of Holoscan, Inc. $194 in 1998, which was based on sales of certain holographic laser scanners. Such amounts were considered additions to holographic technology and are being amortized over the remainder of the ten-year period. Amortization expense is estimated at $116 per year in 2003 to 2005 and $20 in 2006.

Software Development Costs

Costs incurred in the research and development of new software embedded in products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional development costs are capitalized in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS 86”). Capitalization ceases when the product is available for general release to customers.

Internal Use Software

Costs incurred in the development or purchase of internal use software, other than those incurred during the application development stage, are expensed as incurred. Costs incurred during the application development

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

stage are capitalized and amortized over the estimated useful life of the software. The Company has capitalized $1,903 of software obtained for internal use through December 31, 2002. Capitalized software costs are amortized on a straight-line basis over seven years. Amortization related to the capitalized software was $303, $265 and $308 for the years ended December 31, 2002, 2001 and 2000, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of businesses acquired over the fair value of the related net assets at the date of acquisition. On January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 provides guidance on accounting for goodwill and intangible assets with indefinite useful lives and prohibits the amortization of these assets. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Upon adoption and annually thereafter, intangible assets, including goodwill, that are not subject to amortization are required to be tested for impairment and possible writedown. The Company will test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of impairment, if any. The Company uses a discounted cash flow analysis to complete the first step in the process. The Company completed its transitional impairment test as of January 1, 2002 and its annual impairment test as of October 1, 2002 and determined that there was no goodwill impairment to be recognized. See Note 6 for further information on the impact of adopting SFAS 142.

Long-Lived Assets

The Company evaluates impairment of its intangible and other long-lived assets, other than goodwill, in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) which has been adopted by the Company as of January 1, 2002. SFAS 144 provides guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” and the accounting and reporting provisions of Accounting Principles Bulletin Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” When indicators of impairment exist, the Company will compare the estimated future cash flows, on an undiscounted basis, of the underlying operations or assets with their carrying value to determine if any impairment exists. If impairment exists, any adjustment will be determined by comparing the carrying amount of the impaired asset to its fair value. The Company considers all impaired assets “to be held and used” until such time as management commits to a plan to dispose of the impaired asset. At that time, the impaired asset is classified as “to be disposed of” and is carried at its fair value less its cost of disposal. No assets were determined to be impaired in 2002 and the adoption of SFAS 144 had no affect on the Company’s financial position or its results of operations.

Advance License Fee

The Company capitalized an advance license fee of $2,000 in December 1996. The advance license fee is being amortized on a straight-line basis over the 17-year life of the cross-licensing agreement.

Foreign Currency Translation

The financial statements of Metrologic’s foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

Translation.” All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately in other comprehensive loss in the consolidated financial statements.

Earnings Per Share

Basic and diluted earnings per share are calculated in accordance with SFAS 128, “Earnings Per Share.” Basic earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year and diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year plus the dilutive effect of stock options.

Concentrations of Credit Risk

The Company has operations, subsidiaries and affiliates in the United States, Europe, Asia and South America. The Company performs ongoing credit evaluations of its customers’ financial condition, and except where risk warrants, requires no collateral. The Company may require, however, letters of credit or prepayment terms for those customers in lesser- developed countries.

Short-term cash investments are placed with high credit quality financial institutions or in short-term high quality debt securities. The Company limits the amount of credit exposure in any one institution or single investment.

Accounting for Stock Options

The Company follows Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and related interpretations in accounting for stock options. Under APB 25, if the exercise price of the Company’s stock options equals or exceeds the market price of the underlying common stock on the date of grant, no compensation expense is recognized. Note 14 to these consolidated financial statements includes the required disclosures and pro forma information provided for under SFAS 123, “Accounting for Stock-Based Compensation.”

Derivative Financial Instruments

On January 1, 2001, the Company adopted the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities in the consolidated balance sheet measured at fair value. Changes in fair value are recognized immediately in earnings unless the derivative qualifies as a hedge of future cash flows. For derivatives qualifying as cash flow hedges, the effective portion of changes in fair value of the derivative instrument is recorded as a component of other comprehensive income and reclassified to earnings in the same period during which the hedged transaction affects earnings. Any ineffective portion (representing the remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged transaction) is recognized in earnings as it occurs.

The Company formally designates and documents each derivative financial instrument as a hedge of a specific underlying exposure as well as the risk management objectives and strategies for entering into the hedge

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

transaction upon inception. The Company also assesses whether the derivative financial instrument is effective in offsetting changes in the fair value of cash flows of the hedged item. The Company recognized no gain or loss related to hedge ineffectiveness in 2002 or 2001.

The Company also utilizes derivative financial instruments to hedge the risk exposures associated with foreign currency fluctuations for payments from the Company’s international subsidiaries denominated in foreign currencies. These derivative instruments are designated as either fair value or cash flow hedges, depending on the exposure being hedged, and have maturities of less than one year. Gains and losses on these derivative financial instruments and the offsetting losses and gains on hedged transactions are reflected in the Company’s statement of operations. The Company does not use these derivative financial instruments for trading purposes. At December 31, 2002, the Company had no derivative financial instruments outstanding.

Impact of Recently Issued Accounting Standards

In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” In addition to other technical provisions, this Statement requires all gains and losses from the extinguishment of debt to be included as an item of income from continuing operations. The provisions of this statement will be adopted by the Company on January 1, 2003.

In July 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, certain liabilities were recognized at the date of an entity’s commitment to an exit plan. The provisions of this Statement will be adopted by the Company for exit or disposal activities initiated after December 31, 2002.

Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the 2002 presentation.

3.    Accounts Receivable

In 2002, Metrologic Instruments GmbH, the Company’s German subsidiary, entered into a factoring agreement with a local bank to provide local financing on a non-recourse basis. The factoring charge ranges from .52% to .62% of the receivables assigned to the bank and outstanding advances bear interest at 6.75%. At December 31, 2002, the following amounts relating to non-recourse factoring were included in accounts receivable:

Receivables assigned to factor	$1,645
Less advances from factor	(1,091)

Due from factor	$554

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

4.    Inventory

Inventory consists of the following:

	December 31,
	2002	2001
Raw materials	$5,788	$7,271
Work-in-process	1,865	4,144
Finished goods	6,386	6,970

	$14,039	$18,385

5.    Property, Plant and Equipment

Property, plant and equipment consists of the following:

	December 31,
	2002	2001
Buildings and improvements	$5,482	$5,299
Machinery and equipment	19,347	17,918
Capitalized internal use software	1,903	1,781
Capitalized software development costs	546	546

	27,278	25,544
Less accumulated depreciation	14,678	11,768

	$12,600	$13,776

Machinery and equipment included $104 and $487 under capital leases as of December 31, 2002 and 2001. Accumulated depreciation on these assets was $15 and $351 as of December 31, 2002 and 2001, respectively.

6.    Goodwill

As discussed in Footnote 2, the Company adopted Statement 142 on January 1, 2002. A reconciliation between reported net income (loss) to the adjusted net income (loss) is as follows:

	Year Ended December 31,
	2002	2001	2000
Reported net income (loss)	$1,675	$(7,777)	$2,737
Add back: Goodwill amortization	$—	$818	$102

Adjusted net income (loss)	$1,675	$(6,959)	$2,839

Basic earnings per share:
Reported net income (loss)	$0.20	$(0.95)	$0.34
Goodwill amortization	$—	$0.10	$0.01

Adjusted net income (loss)	$0.20	$(0.85)	$0.35

Diluted earnings per share:
Reported net income (loss)	$0.20	$(0.95)	$0.33
Goodwill amortization	$—	$0.10	$0.01

Adjusted net income (loss)	$0.20	$(0.85)	$0.34

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

The changes in the net carrying amount of goodwill for the years ended 2002 and 2001 consist of the following:

	POS/ OEM	Industrial/ Optical	Total
Balance as January 1, 2001	$4,317	$—	$4,317
Goodwill acquired during the year	—	12,465	12,465
Purchase price adjustments	13	—	13
Currency translation adjustments	(227)	—	(227)
Amortization	(242)	(1,077)	(1,319)

Balance as of December 31, 2001	3,861	11,388	15,249
Purchase price adjustments	—	(710)	(710)
Currency translation adjustments	636	—	636

Balance as of December 31, 2002	$4,497	$10,678	$15,175

7.    Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2002	2001
Accrued compensation	$1,850	$3,052
Accrued corporate taxes	1,297	—
Accrued marketing	1,125	1,503
Accrued commissions	669	837
Accrued rent	644	146
Accrued royalties	557	750
Product warranty	555	443
Accrued professional fees	518	909
Accrued miscellaneous taxes	437	139
Accrued interest	399	345
Other	1,338	999

	$9,389	$9,123

8.    Debt

Credit Facility

In connection with the acquisition of AOA on January 8, 2001, the Company entered into a $45,000 credit facility with its primary bank as agent for other bank parties. Under the terms of the Credit Facility, the Company secured a $20,000 term loan with original maturities of $2,000 in 2001, $3,000 in 2002 and 2003, and $4,000 in 2004, 2005 and 2006, respectively. As of December 31, 2001, the balance outstanding was $18,000. In connection with the Credit Facility, the Company secured a $25,000 revolving credit line, originally expiring in January 2006. Proceeds from the Credit Facility were applied towards the financing of the acquisition of AOA, paying down the existing term loans and line of credit, and providing working capital for the Company and its

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

subsidiaries. As of December 31, 2001, the balance outstanding was $11,433. The Company granted a security interest in its assets and properties to the primary bank in favor of the banks as security for borrowings under the Credit Facility. A portion of outstanding borrowings under the Amended Credit Agreement was guaranteed by C. Harry Knowles and Janet Knowles.

At December 31, 2001, the Company was in violation of certain provisions and covenants included in the Credit Facility and on April 9, 2002, the banks issued a notice of default and increased the interest rate by 2% on the outstanding debt in accordance with the agreement.

On July 9, 2002, the Company replaced its former Credit Facility by executing an Amended and Restated Credit Agreement (the “Amended Credit Agreement”) with its bank lenders. The key terms of the Amended Credit Agreement included the waiver of all existing defaults under the Company’s former Credit Facility and the withdrawal by the banks of the notice of default that had been previously issued to the Company. The Company granted a security interest in its assets and properties to the primary bank in favor of the banks as security for borrowings under the Amended Credit Agreement. The Amended Credit Agreement contained various negative and positive covenants, such as minimum tangible net worth requirements, and a scheduled expiration date of May 31, 2003. A portion of outstanding borrowings under the Amended Credit Agreement were guaranteed by C. Harry Knowles and Janet Knowles.

The Amended Credit Agreement also included a revolving credit facility of $14,000. Amounts available for borrowing under this facility were equal to a percentage of the total of eligible accounts receivable and inventories, as defined in the agreement, plus an allowable over advance of $2,750. The over advance allowance expired on January 1, 2003. The Amended Credit Agreement required the daily application of the Company’s receipts as payments against the revolving credit facility and daily borrowings to fund cash requirements. Interest on outstanding borrowings was at the banks’ prime rate plus 2.5%, and the agreement provided for a commitment fee of .5% on the unused facility.

In connection with the Amended Credit Agreement, certain directors and executive officers made loans to the Company, which amounts were held as cash collateral under the terms of the Amended Credit Agreement and have been classified as restricted cash on the accompanying balance sheet. Specifically, C. Harry Knowles and Janet H. Knowles, Dale M. Fischer and Hsu Jau Nan loaned the Company $400, $125 and $475, respectively. The loans accrued interest at a rate of nine percent (9%) per annum and were repaid in full on February 28, 2003.

On January 31, 2003, the Company executed an Amendment (the “Amendment”) to the Amended Credit Agreement. The Amendment, which extends the Amended Credit Agreement until January 31, 2006, provides for a $13,000 revolving credit facility and a $4,500 term loan. Principal payments on the term loan are $94 a month commencing in March 2003 with the balance due at maturity. The interest rates under the Amendment are prime plus .25% on borrowings under the revolving credit facility and prime plus .75% on the Term Loan. The Company has the option to select LIBOR rate interest plus spreads ranging from 3.00% to 3.50%. The Amendment lowers the commitment fee to .25% on the unused facility. Beginning with the year ending December 31, 2003, the Company could be required to make additional prepayments under the Amendment upon the occurrence of certain events or if there is excess cash flow, both as defined in the Amendment. The Amendment contains various negative and positive covenants including minimum tangible net worth requirements and fixed charge coverage ratios. The security interest in the Company’s assets and properties granted to the bank pursuant to the Amended Credit Agreement remains in effect under the Amendment. The Amendment requires the daily application of Company receipts as payments against the revolving credit facility

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

and daily borrowings to fund cash requirements. In connection with the Amendment, the personal guarantees of the Knowles’ were released. Outstanding borrowings under the revolving credit facility were $16 at December 31, 2002.

In addition to the revolving credit facility provided by the Amended Credit Facility, in 2002, the Company entered into recourse factoring or invoice discounting agreements Heller Bank, NMB-Heller Limited, Société General and La Caixa. These agreements provide the Company with availability of up to $5,770, using December 31, 2002 exchange rates, at interest rates ranging from 3.45% to 6.75%. At December 31, 2002, $1,331 was outstanding under such agreements and is included in lines of credit.

Subordinated Debt

In connection with the acquisition of AOA, the Company entered into Subordinated Promissory Notes (“Subordinated Debt”) aggregating $11,000 with United Technologies Optical Systems, Inc. (“UTOS”), the former parent of AOA, with maturities of $9,000 in 2003 and $1,000 in 2004 and 2005. Interest rates are fixed at 10%. In January 2003, the Company and UTOS entered into a Payoff Agreement to accelerate the principal payments on the Subordinated Debt. In accordance with the Payoff Agreement, the Company paid UTOS $5,000 on January 31, 2003 and the Company will earn a $2,200 discount on the Subordinated Debt if it pays an additional $3,800 to UTOS on or before April 1, 2003. Under the terms of the Amended Credit Agreement and the Amendment, the Company cannot make principal payments on the Subordinated Debt if such payment results in a default under the Amended Credit Agreement.

In January 2003, the Company entered into a $4,260 subordinated note payable with its Chairman and CEO and his spouse, Janet Knowles, a Director and Vice President, Administration. The subordinated note bears interest at 10% and requires 60 monthly principal payments of approximately $36 with the balance of $2,130 due in January 2008. In connection with this note, the Company issued warrants to Mr. and Mrs. Knowles to purchase 97,500 shares of its common stock at an exercise price of $6.94 expiring on January 31, 2013. These warrants have been valued at approximately $250, and the resulting original issue discount will be amortized into interest expense over the life of the subordinated note payable.

Notes payable consist of the following:

	December 31,
	2002	2001
Term note	$7,329	$18,000
Subordinated promissory notes	11,000	11,000
Capital lease obligations	78	131
Other	1,732	167

	20,139	29,298
Less: current maturities	5,708	10,833

	$14,431	$18,465

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

The minimum annual principal payments of notes payable and capital lease obligations at December 31, 2002 are:

2003	$5,708
2004	3,015
2005	2,586
2006	6,239
2007	426
Thereafter	2,165

$20,139

9.    Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes and are disclosed in the consolidated balance sheets. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2002	2001
Deferred tax assets:
Net operating loss carryforwards	$1,352	$1,471
Reserves on current assets	407	476
Inventory capitalization	109	108
Warranty reserve	220	50
Other accrued expenses	49	131

	2,137	2,236

Deferred tax liability:
Advance license fee	517	563
Unrealized gain on foreign currency	942	723
Depreciation and amortization	220	187

	1,679	1,473

Net deferred tax asset	$458	$763

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

Significant components of the provision (benefit) for income taxes are as follows:

	Year ended December 31,
	2002	2001	2000
Current:
Federal	$—	$(5,142)	$1,561
Foreign	1,274	354	194
State	182	32	131

Total current	1,456	(4,756)	1,886
Deferred:
Federal	(413)	(293)	(398)
State	(16)	274	(62)

Total deferred	(429)	(19)	(460)

Provision (benefit) for income taxes	$1,027	$(4,775)	$1,426

The effective income tax rate of 38.0%, 38.0% and 34.25% for the years ended December 31, 2002, 2001, and 2000, respectively, differs from the federal statutory rate of 34% because of the difference in treatment of certain expense items for financial and income tax reporting purposes and state and foreign taxes. A reconciliation between the statutory provision and the provision for financial reporting purposes is as follows:

	December 31,
	2002	2001	2000
Statutory federal tax provision (benefit)	$919	$(4,268)	$1,415
State income taxes, net of federal income tax benefit	66	(443)	45
Foreign income tax benefit	(33)	(193)	(86)
Other	75	129	52

Provision (benefit) for income taxes	$1,027	$(4,775)	$1,426

The Company has federal net operating loss carryforwards of $1,953. The federal net operating loss carryforwards expire beginning in 2021. The Company has state net operating loss carryforwards of $18,276 and they generally begin to expire in 2010.

The Company’s earnings in China are not subject to local income taxes in the years 2002 through 2006. In addition, the Company will pay income taxes at 50% of the local statutory rate for the years 2007 through 2011. The Company has provided deferred income taxes on the income in China at U.S. statutory rates as it is the Company’s intention to repatriate such earnings.

The Company’s cumulative undistributed earnings of foreign subsidiaries that are expected to be reinvested indefinitely, for which no U.S. income or foreign withholding taxes have been recorded, approximated $1,752 at December 31, 2002.

10.    Related Party Transactions

The Company’s principal shareholder, Chairman, and CEO, C. Harry Knowles and his spouse, Janet H. Knowles, the Company’s Vice President, Administration, Secretary, Treasurer and a director, own and lease to the Company certain real estate utilized in the operation of the Company’s business. Lease payments made to

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

these related parties were approximately $526, $869, and $832, for the years ended December 31, 2002, 2001, and 2000, respectively. Under the terms of the Amended Credit Agreement, no rental payments were paid to Mr. and Mrs. Knowles during the term of the Amended Credit Agreement. As of December 31, 2002, the unpaid, accrued portion of lease payments due to those related parties was $340. The lease for the real estate was replaced in January 2003 with a new lease which expires in December 2012. Future minimum lease payments required under the lease are approximately $811 in 2003, $826 in 2004, $842 in 2005, $859 in 2006, $876 in 2007 and $4,733 thereafter, excluding taxes and insurance.

Other current assets include a loan receivable from Janet H. Knowles, a director and officer of the Company, who borrowed $75 from the Company under a promissory note to be repaid on or about August 31, 2002 or the termination of the Amended Credit Agreement, whichever is later. The Company made the loan to Mrs. Knowles in December 2001 as a result of her pledge of cash collateral to the banks in her capacity as guarantor for Company borrowings under its Credit Facility. This loan was paid in full in February 2003.

The accounting firm in which Stanton L. Meltzer, a director and shareholder of the Company, is a principal, charged fees of approximately $105, $73, and $49 for tax consulting services performed for the Company during the years ended December 31, 2002, 2001, and 2000, respectively.

The investment banking company of Janney Montgomery Scott in which William Rulon-Miller, a director, serves as Senior Vice President and Co-Director of Investment Banking charged fees totaling approximately $50 in 2002 and $200 in 2001 in connection with assisting the Company with its plans to refinance the Amended Credit Agreement and with the acquisition of AOA, respectively.

As discussed in Note 8, certain directors and executive officers made loans aggregating $1,000 to the Company in July 2002 in connection with the Amended Credit Agreement. The loan proceeds were held as cash collateral under the terms of the Amended Credit Agreement. The loans accrued interest at an annual rate of 9% and were repaid in full on February 28, 2003. Interest expense of $49 was incurred during the year ended December 31, 2002 in connection with these loans.

11.    Commitments & Contingencies

Operating Leases

The Company has entered into operating lease agreements with unrelated companies to lease manufacturing and office equipment and office space and vehicles for its foreign subsidiaries.

Future minimum lease payments required under the lease agreements as of December 31, 2002 are $2,457 in 2003, $2,286 in 2004, $1,942 in 2005, $1,462 in 2006, $1,421 in 2007 and $3,794 thereafter. Rental expenses paid to third parties for 2002, 2001, and 2000 were approximately $2,022, $2,318, and $727, respectively.

Cross-Licensing Agreement and Settlement of Patent Litigation

In December 1996, the Company and Symbol Technologies, Inc. (“Symbol”) executed an extensive cross-license of patents (the “Symbol Agreement”) for which the Company and Symbol pay royalties to each other under certain circumstances effective January 1, 1996. In connection with the Symbol Agreement, the Company paid Symbol an advance license fee of $1 million in December 1996 and another $1 million in quarterly installments of $125 over the subsequent two years ended December 1998. The Company has amended the

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

Symbol Agreement providing for additional patent licenses whereby the Company and Symbol make recurring periodic royalty payments. Royalty payments under the Symbol Agreement amounted to $1,573, $4,032, and $3,761 in 2002, 2001, and 2000, respectively. The Company received royalty income from Symbol under the agreement of $1,006, $875, and $760 in 2002, 2001 and 2000, respectively. The parties are currently in litigation with respect to the Symbol Agreement. For further discussions on the litigation, see Item C below in “Other Legal Matters.”

Other Legal Matters

The Company files domestic and foreign patent applications to protect its technological position and new product development. From time to time, the Company receives legal challenges to the validity of its patents or allegations that its products infringe the patents of others.

The Company is currently involved in matters of litigation arising in the normal course of business including matters described below. Management is of the opinion that such litigation either individually or in the aggregate will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows. Further, management is of the opinion that there are no other legal claims against the Company which are expected to have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

A. Symbol Technologies, Inc. et. al. v. Lemelson Medical, Educational & Research Foundation, Limited Partnerships

On July 21, 1999 the Company and six other leading members (Accu-Sort Systems, Inc., Intermec Technologies Corporation, a wholly-owned subsidiary of UNOVA, Inc., PSC Inc., Psion Teklogix Corporation, Symbol Technologies, Inc., and Zebra Technologies Corporation) of the Automatic Identification and Data Capture Industry (the “Auto ID companies”) jointly initiated a litigation against the Lemelson Medical, Educational, & Research Foundation, Limited Partnership (the “Lemelson Partnership”). The suit was commenced in the U.S. District Court, District of Nevada in Reno, Nevada, and later transferred to the District Court in Las Vegas, Nevada. In the litigation, the Auto ID companies seek, among other remedies, a declaration that certain patents, which have been asserted by the Lemelson Partnership against end users of bar code equipment, are invalid, unenforceable and not infringed.

Symbol Technologies, Inc. has agreed to bear approximately half of the legal and related expenses associated with the litigation, with the remaining portion being borne by the Company and the other Auto ID companies. Although no claim had been asserted by the Lemelson Partnership directly against the Company or, to our knowledge, any other Auto ID company, the Lemelson Partnership has contacted many of the Auto ID companies’ customers demanding a one-time license fee for certain so-called “bar code” patents transferred to the Lemelson Partnership by the late Jerome H. Lemelson. The Company and the other Auto ID companies have received many requests from their customers asking that they undertake the defense of these claims using their knowledge of the technology at issue. Certain of these customers have requested indemnification against the Lemelson Partnership’s claims from the Company and the other Auto ID companies, individually and/or collectively with other equipment suppliers. The Company, and to the Company’s knowledge, the other Auto ID companies, believe that generally they have no obligation to indemnify their customers against these claims and that the patents being asserted by the Lemelson Partnership against Auto ID companies customers with respect to bar code equipment are invalid, unenforceable and not infringed. However, the Company and the other Auto ID

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

companies believe that the Lemelson claims do concern the Auto ID industry at large and that it is appropriate for them to act jointly to protect their customers against what they believe to be baseless claims being asserted by the Lemelson Partnership.

In response to the suit, the Lemelson Partnership filed its motion to dismiss, transfer and/or stay the Declaratory Judgment Action. On March 21, 2000, the Court denied the Lemelson Partnership’s motion, but struck one count in the lawsuit (the prosecution laches count). On May 15, 2000, the Auto ID companies filed a motion seeking permission to file an interlocutory appeal of the Court’s decision to strike the prosecution laches count. The motion was granted by the Court on July 14, 2000. On January 24, 2002, the CAFC reversed the decision by the lower court and confirmed the continued existence of the prosecution laches defense. In response, the Lemelson Partnership filed a Petition for Rehearing En Banc with the CAFC. The Petition was denied by the CAFC on March 20, 2002. In June 2002, the Lemelson Partnership filed an appeal with the United States Supreme Court requesting a reversal of the CAFC’s decision. On October 7, 2002, the U.S. Supreme Court denied the Lemelson Partnership’s Petition for Certiorari with respect to the CAFC’s decision upholding the prosecution laches defense. In accordance with the CAFC’s decision, the issue of prosecution laches was remanded to the District Court in Nevada for consideration during trial.

On September 25, 2002, the District Court issued a trial order allocating thirty-four (34) days for the trial on this matter commencing November 18, 2002. The trial was commenced on that date and continued through January 17, 2003. At the conclusion of the trial, the judge set a schedule for the submission of post-trial briefs requiring all papers to be filed by May 16, 2003. It is expected that the judge will issue a final ruling within several months thereafter, but no specific date for a ruling has been set.

B. Metrologic v. PSC Inc.

On October 13, 1999, the Company filed suit for patent infringement against PSC Inc. (PSC) in United States District Court for the District of New Jersey. The complaint asserts that at least seven of the Company’s patents are infringed by a variety of point-of-sale bar code scanner products manufactured and sold by PSC. The patents cited in the complaint cover a broad range of bar code scanning technologies important to scanning in a retail environment including the configuration and structure of various optical components, scanner functionalities and shared decoding architecture. The complaint seeks monetary damages as well as a permanent injunction to prevent future sales of the infringing products.

On December 22, 1999, PSC filed an answer to the complaint citing a variety of affirmative defenses to the allegations of infringement asserted by the Company in its complaint. PSC additionally asserted a counterclaim under the Lanham Act claiming that the Company made false and misleading statements in its October 13, 1999 press release regarding the patent infringement suit against PSC. The Company does not believe that this counterclaim has any merit.

The court ordered the case to mediation, and discovery was stayed pending the outcome of the mediation. The mediation was terminated by the parties with no result having been reached.

In June 2002 both sides filed their motions for summary judgment and their Markman briefs with the Court. On August 6-7, 2002 a Markman hearing was held by the Court during which the parties argued their claim interpretations of the patents in suit. The Court has not yet issued its decision on the Markman hearing.

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

On November 22, 2002, PSC filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The Court issued an automatic stay while the bankruptcy is pending.

C. Symbol Technologies, Inc. v. Metrologic

On May 3, 2002, the Company was served with a lawsuit that was filed on April 12, 2002 by Symbol in the United States District Court for the Eastern District of New York alleging that the Company is in breach of the terms of the License Agreement between Symbol and the Company (the “Agreement”). The Complaint seeks a declaratory judgment from the Court that the Company is in breach of the Agreement and that Symbol is not in breach of the Agreement. Under the Agreement, the Company had until May 28, 2002 to cure any breach by making a payment of the royalties for the Fourth Quarter of 2001 that had been withheld pending the resolution of a dispute between the parties regarding which products are covered by the Agreement and the amount of royalties owed by each party. The Company has made this payment. However, despite Symbol’s receipt and acceptance of the payment, on May 28, 2002, the Company received a notice that Symbol was terminating the Agreement for material breach due to non-payment of royalties.

As the Company made its royalty payments within the cure periods, the Company believes any assertion of a material breach is incorrect. The Company also received a notification from Symbol that Symbol was electing additional licenses under the Agreement. To date, Symbol has made no payments of royalties to the Company under the additional licenses.

On May 30, 2002, the Company was served with an amended Complaint in this action. The amended Complaint restates the earlier claims for declaratory judgement that the Company is in breach of the Agreement and that Symbol is not in breach. The allegations of breach relate to the dispute between the parties as to which products are covered by the licenses under the Agreement. The amended Complaint also includes new claims of patent infringement from the date of the alleged breach against the Company and C. Harry Knowles, the Company’s Chairman and CEO. The amended Complaint further includes claims for injunctive relief and a claim of fraudulent transfer related to the transactions under the Credit Agreement. The Company believes that Symbol’s claims in the lawsuit are without merit and intends to vigorously defend its rights.

In response to the amended Complaint the Company has filed a motion with the court to stay the infringement actions, and to allow the parties to arbitrate those claims in accordance with the procedures set forth in the Agreement. The Company has not yet filed its answer to the Complaint. On October 4, 2002, the parties had a conference with the judge during which a schedule was set for the filing of the parties’ cross motions for summary judgment. These motions are now pending before the court.

12.    Retirement Plans

The Company maintains a noncontributory defined contribution cash or deferred profit sharing plan covering substantially all employees. Contributions are determined by the Chief Executive Officer and are equal to a percentage of each participant’s compensation. The Company’s contributions were $0 in 2002 and 2001 and $100 in 2000.

Additionally, the Company maintains an employee funded Deferred Compensation Retirement 401(k) Plan as amended, contributions to which are partially matched by the Company. In January 2001, the Company amended its Deferred Compensation Retirement 401(k) Plan to increase the Company’s matching contribution to

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

a rate of 60% on the first six percent of employee’s earnings. Contribution expenses were $402, $462, and $92 in 2002, 2001, and 2000, respectively.

13.    Financial Reporting for Business Segments and Geographical Information

The Company generates its revenue from the sale of laser bar code scanners primarily to distributors, value-added resellers, original equipment manufacturers and directly to end users, in locations throughout the world. No individual customer accounted for 10% or more of revenues in 2002, 2001 or 2000.

The Company manages its business on a business segment basis dividing the business into two major segments: Industrial Scanning and Optical; and Point of Sale (“POS”)/Original Equipment Manufacturers (“OEM”). Sales were attributed to business segments in the following table. The amounts for 2001 and 2000 have been restated to conform to the current year presentation.

		POS/ OEM	Industrial/ Optical	Total Consolidated
Sales	2000	$82,984	$8,900	$91,884
	2001	85,718	27,970	113,688
	2002	90,033	27,083	117,116

Interest income	2000	$257	$—	$257
	2001	167	7	174
	2002	80	5	85

Interest expense	2000	$1,482	$—	$1,482
	2001	2,343	1,721	4,064
	2002	1,397	1,427	2,824

Depreciation and Amortization	2000	$2,304	$247	$2,551
	2001	2,920	2,143	5,063
	2002	2,654	701	3,355

Income (loss) before provision for income taxes	2000	$3,595	$568	$4,163
	2001	(13,286)	734	(12,552)
	2002	1,910	792	2,702

The following table details the geographic distribution of the Company’s sales and long-lived assets.

	2002		2001		2000
	Sales	Long-Lived Assets (a)	Sales	Long-Lived Assets (a)	Sales	Long-Lived Assets (a)
United States	$56,379	$28,102	$50,764	$29,598	$36,716	$14,186
Europe	43,321	4,935	46,990	4,312	36,436	4,711
Other Export	17,416	1,088	15,934	1,073	18,732	1,021

	$117,116	$34,125	$113,688	$34,983	$91,884	$19,918

(a)	Represents property, plant and equipment, net, and goodwill and other intangible assets, net.

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

14.    Incentive Plan

The Company’s Board of Directors has granted incentive and non-qualified stock options and restricted stock pursuant to the Company’s Incentive Plan to certain eligible employees and board members. The shares issued will either be authorized and previously unissued common stock or issued common stock reacquired by the Company. The total number of shares authorized for issuance under the Incentive Plan is 2,400,000. Shares canceled for any reason without having been exercised shall again be available for issuance under the Incentive Plan. An aggregate of 493,500 shares were available for grant under the Incentive Plan at December 31, 2002. Options granted under the Incentive Plan become exercisable over periods ranging from one to seven years. Each option shall expire four to ten years after becoming exercisable.

The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying common stock on the date of grant, no compensation expense is recognized.

SFAS 123 requires pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 3.9% in 2002 and 6.2% in 2001 and 2000; dividend yields of 0.0%; volatility factors of the expected market price of the Company’s common stock of 90%, 60%, and 50% for 2002, 2001, and 2000, respectively, and a weighted-average expected life of the option of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows (in thousands except for earnings per share information):

	2002	2001	2000
Net income (loss):
As reported	$1,675	$(7,777)	$2,737
Deduct: (total stock-based employee compensation expense determined under fair value based method, net of related taxes)	(507)	(533)	(924)

Pro forma	$1,168	$(8,310)	$1,813

Net (loss) income per share:
As reported	$0.20	$(0.95)	$0.34
Pro forma	0.14	(1.02)	0.22
Diluted:
As reported	$0.20	$(0.95)	$0.33
Pro forma	0.14	(1.02)	0.22

A summary of the Company’s stock option activity, and related information for the years ended December 31, 2000, 2001, and 2002 follows:

	Options	Weighted-Average Exercise Price
	(in thousands)
Outstanding—January 1, 2000	1,404	$7.86
Granted	98	8.33
Exercised	(41)	7.85
Canceled	(233)	7.94

Outstanding—December 31, 2000	1,229	$7.89
Granted	272	5.64
Exercised	—	—
Canceled	(174)	7.56

Outstanding—December 31, 2001	1,326	$7.47
Granted	518	2.95
Exercised	—	—
Canceled	(206)	7.61

Exercisable at December 31, 2002	1,638	$6.03

Weighted-average fair value of options granted during 2002	$2.07

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise prices per share	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	(in thousands)			(in thousands)
$ 0.00 to $ 2.95	517	9.69	$2.95	95	$2.95
$ 2.96 to $ 6.13	257	8.04	5.56	35	5.28
$ 6.14 to $ 6.87	351	6.83	6.87	279	6.87
$ 6.88 to $ 8.54	389	4.29	8.37	389	8.37
$ 8.55 to $10.75	125	5.98	9.99	116	9.99

	1,639		$6.02	914	$7.44

15.    Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan whereby eligible employees have the opportunity to acquire the Company’s common stock quarterly through payroll deductions, at 90% of the lower of (a) the fair market value of the stock on the first day of the applicable quarterly offering period or (b) the fair market value of the stock on the last day of the applicable quarterly offering period.

16.    Acquisitions

Metrologic Eria Iberica (“MEI”)

On January 26, 2000, the Company paid cash of $1,550 and assumed liabilities of $893 for a 51% interest in a joint venture for the formation of MEI. The results of operations of MEI have been included in the Company’s statement of operations since January 26, 2000.

The Company accounted for this acquisition under the purchase method of accounting. The purchase price has been allocated to assets and liabilities based on estimated fair values at the date of acquisition. The total purchase price including transaction costs was $2,263 and costs in excess of assets acquired (goodwill) were $1,329. Prior to the adoption of SFAS 142, on January 1, 2002, the related goodwill was being amortized over a straight-line basis over 10 years.

The Company’s 51% joint venture interest in MEI contains options for the Company to purchase the remaining 49% minority interest. The purchase option is calculated based on a twelve month multiple of sales and provides the Company with a twelve month period in which to find a buyer or negotiate a purchase price with a default minimum. In February 2002, the minority shareholders provided notice of their intent to sell their 49% interest and the estimated purchase price is approximately 5,300 euros or $5,511 at December 31, 2002. The Company expects to purchase the shares from the minority shareholder in 2003. It is expected that payments will be made over three years commencing in July 2003.

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

Metrologic Eria France (“MEF”)

On July 18, 2000, the Company paid cash of $2,873 and assumed liabilities of $2,207 for a 51% interest in a joint venture for the formation of MEF. The results of operations of MEF have been included in the Company’s 2000 statement of operations since July 18, 2000.

The Company accounted for this acquisition under the purchase method of accounting. The purchase price has been allocated to assets and liabilities based on estimated fair values at the date of acquisition. The total purchase price including transaction costs was $4,894 and costs in excess of assets acquired (goodwill) were $2,767. Prior to the adoption of SFAS 142, on January 1, 2002, the related goodwill was being amortized over a straight-line basis over 20 years.

The Company’s 51% joint venture interest in MEF contains options for the Company to purchase the remaining 49% minority interest. The purchase option is calculated based on a twelve month multiple of sales and provides the Company with a twelve month period in which to find a buyer or negotiate a purchase price with a default minimum.

Adaptive Optics Associates, Inc. (“AOA”)

On January 8, 2001, the Company acquired all of the outstanding stock of AOA, a developer and manufacturer of custom optical systems which include precision laser beam delivery, high speed imaging control and data processing, industrial inspections and scanning and dimensioning systems for the aerospace and defense industry. The total purchase price including transaction costs was $21,612. The acquisition was accounted for under the purchase method of accounting, and accordingly, the results of AOA’s operations from January 8, 2001 are reflected in the 2001 statement of operations. The excess purchase price over the fair value of net assets acquired was approximately $12,465 and was allocated to goodwill. Prior to the adoption of SFAS 142, on January 1, 2002, the related goodwill was being amortized over a straight-line basis and was allocated to goodwill over 10 years.

Pro forma results of operations, assuming that the AOA acquisition was consummated on January 1, 2001, would not be materially different from actual results.

17.    Subsequent Events

The Company effected a three-for-two stock split of its common stock through a fifty percent (50%) stock dividend paid on July 3, 2003 to shareholders of record at the close of business on June 23, 2003. The accompanying financial statements have been restated to reflect the effects of the dividend as if it had happened on January 1, 2000.

The Company filed a registration statement with the Securities and Exchange Commission (“SEC”) on August 1, 2003 to register for sale 1,500,000 shares of common stock. In addition, the underwriters may purchase up to an additional 225,000 shares from the Company at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. There can be no assurance, however, that the registration statement filed with the SEC will be declared effective or that the Company will complete the sale of its common stock.

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

Supplementary Data

The following tables present unaudited quarterly operating results for the Company for each quarter of 2002 and 2001. This information has been derived from unaudited financial statements and includes all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the results of operations for these periods. Such quarterly operating results are not necessarily indicative of the Company’s future results of operations.

Quarterly Consolidated Operating Results (Unaudited)

(In thousands except share and per share data)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2002	2002	2002	2002
Sales	$27,529	$29,412	$27,957	$32,218
Cost of sales	17,556	19,352	17,101	20,376

Gross profit	9,973	10,060	10,856	11,842
Selling, general and administrative expenses	7,280	7,975	7,270	7,056
Research and development expenses	1,713	1,820	1,754	1,642
Severance costs	276	75	251	—
Operating income (loss)	704	190	1,581	3,144
Other (expenses) income
Interest income	23	32	15	15
Interest expense	(696)	(871)	(668)	(589)
Foreign currency transaction (loss) gain	(5)	229	(530)	174
Other, net	10	(24)	34	(66)

Total other expenses	(668)	(634)	(1,149)	(466)

Income (loss) before provision (benefit) for income taxes	36	(444)	432	2,678
Provision (benefit) for income taxes	14	(169)	164	1,018

Net income (loss)	$22	$(275)	$268	$1,660

Basic (loss) earnings per share
Weighted average shares outstanding	8,195,147	8,198,408	8,201,369	8,205,059

Basic (loss) earnings per share	$—	$(.03)	$0.03	$0.20

Diluted (loss) earnings per share
Weighted average shares outstanding	8,195,147	8,198,408	8,201,369	8,205,059
Net effect of dilutive securities	—	—	3,786	137,117

Total shares outstanding used in computing diluted earnings per share	8,195,147	8,198,408	8,205,155	8,342,176

Diluted (loss) earnings per share	$—	$(0.03)	$0.03	$0.20

METROLOGIC INSTRUMENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002

(Dollars in thousands, except per share data)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2001	2001	2001	2001
Sales	$29,784	$28,057	$26,809	$29,038
Cost of sales	28,727	18,288	18,089	18,423

Gross profit	1,057	9,769	8,720	10,615
Selling, general and administrative expenses	7,873	8,617	7,806	8,258
Research and development expenses	1,790	1,481	1,612	1,680

Operating (loss) income	(8,606)	(329)	(698)	677

Other (expenses) income
Interest income	121	16	10	27
Interest expense	(1,211)	(1,021)	(953)	(879)
Foreign currency transaction (loss) gain	(77)	(84)	337	256
Other, net	(40)	(39)	(58)	(1)

Total other expenses	(1,207)	(1,128)	(664)	(597)

(Loss) Income before provision for income taxes	(9,813)	(1,457)	(1,362)	80
(Benefit) provision for income taxes	(3,740)	(550)	(517)	32

Net (loss) income	$(6,073)	$(907)	$(845)	$48

Basic (loss) earnings per share
Weighted average shares outstanding	8,180,517	8,184,548	8,187,552	8,194,221

Basic (loss) earnings per share	$(0.74)	$(0.11)	$(0.10)	$0.01

Diluted (loss) earnings per share
Weighted average shares outstanding	8,180,517	8,184,548	8,187,552	8,194,221
Net effect of dilutive securities	—	—	—	—

Total shares outstanding used in computing diluted earnings per share	8,180,517	8,184,548	8,187,552	8,194,221

Diluted (loss) earnings per share	$(0.74)	$(0.11)	$(0.10)	$0.01

Schedule II—Valuation and Qualifying Accounts

Years ended December 31, 2002, 2001, and 2000

(All dollar amounts in thousands)

	2002	2001	2000
Allowance for possible losses on accounts and notes receivable:
Balance at beginning of year	$422	$655	$350
Additions charged to expense	39	1,042	322
Write-offs	(120)	(1,275)	(17)

Balance at end of year	$341	$422	$655

1,500,000 Shares

METROLOGIC INSTRUMENTS, INC.

Common Stock

PROSPECTUS

Joint Lead Managers

RAYMOND JAMES

WILLIAM BLAIR  & COMPANY

NEEDHAM  & COMPANY, INC.

        , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this registration statement, which shall be borne by us. All of the expenses listed below, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee, represent estimates only.

Estimated
SEC registration fee	$6,351.00
NASD filing fee	8,350.00
Nasdaq National Market listing fee	22,500.00
Transfer agent fees	2,000.00
Printing and engraving expenses	75,000.00
Accounting fees and expenses	100,000.00
“Blue Sky” fees and expenses (including legal fees)	2,000.00
Legal fees and expenses	200,000.00
Miscellaneous fees and expenses	3,799.00

Total	$420,000.00

Item 15.    Indemnification of Directors and Officers.

Our Amended and Restated Certificate of Incorporation provides that we will, to the fullest extent permitted by the laws of the State of New Jersey, as amended from time-to-time, indemnify any person who is or was an officer or director of Metrologic Instruments, Inc., as well as any person who is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise.

Thus, our directors and officers shall not be personally liable to us or our shareholders for any breach of duty based upon an act or omission, except for an act or omission:

•	for any breach of the director’s duty of loyalty;

•	for acts or omissions not in good faith or which involve a knowing violation of law; or

•	for any transaction from which the director derived an improper personal benefit.

No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

We maintain directors’ and officers’ liability insurance that provides for indemnification of our directors and officers against damages arising out of certain kinds of claims that may be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit Number	Description

1.1**	Underwriting Agreement.

4	Form of common stock certificate (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-78358)).

5.1**	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

23.1*	Consent of Ernst & Young LLP, Independent Auditors.

23.2**	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page).

*	Filed herewith.
**	Previously filed.

Item 17.    Undertakings.

(1)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Blackwood, State of New Jersey, on September 25, 2003.

METROLOGIC INSTRUMENTS, INC.

By:	/s/ C. HARRY KNOWLES

C. Harry Knowles Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ C. HARRY KNOWLES C. Harry Knowles	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	September 25, 2003

* Thomas E. Mills IV	Director, President and Chief Operating Officer	September 25, 2003

* Kevin Bratton	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 25, 2003

* Richard Close	Director	September 25, 2003

* Janet H. Knowles	Director, Vice President, Administration, Secretary and Treasurer	September 25, 2003

* John H. Mathias	Director	September 25, 2003

* Stanton L. Meltzer	Director	September 25, 2003

* Hsu Jau Nan	Director	September 25, 2003

* William Rulon-Miller	Director	September 25, 2003

*By:	/S/ C. HARRY KNOWLES, AS ATTORNEY-IN-FACT C. Harry Knowles, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Underwriting Agreement.

4	Form of common stock certificate (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-78358)).

5.1**	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

23.1*	Consent of Ernst & Young LLP, Independent Auditors.

23.2**	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page).

*	Filed herewith.
**	Previously filed.